ANNUAL REPORT | 2012


13001950



SENTIO
HEALTHCARE
PROPERTIES



Sentio Healthcare Properties, Inc. is a real estate investment trust (REIT), which invests exclusively in healthcare related real estate, and is committed to delivering strong and reliable returns to investors. The Company features a diversified portfolio of senior housing and medical properties throughout the United States.

Any statement herein that is not a historical fact is a forward-looking statement, including those related to future activities, outlook, and expected results. Actual results may differ materially from the forward-looking statements as a result of various factors, including those described in "Risk Factors" in the 2012 Form 10-K included with this report. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

Contents


OAKLEAF VILLAGE | GREENVILLE, SC

A Closer Look at Sentio


CARUTH HAVEN COURT | HIGHLAND PARK, TX


BAYLOR REHAB | DALLAS, TX


SPRING VILLAGE AT FLORAL VALE | YARDLEY, PA

Sentio Healthcare Properties, Inc. is committed to building a portfolio of healthcare properties representing a mix of asset classes and providing geographic diversity. Each addition to the portfolio has brought with it regionally focused, best-in-class operators. With each and every investment decision, Sentio Healthcare Properties closely examines the opportunity from the inside out, focusing first on operations, then analyzing how the property would add value and balance to the portfolio. The Company's leaders share a like-minded vision forged by working directly in healthcare operations and together with developers and owner operators across the United States. This shared vision and expertise results in singular solutions grounded in experience gained through structuring a myriad of investment vehicles. It is this exceptional understanding of the healthcare industry, combined with strong industry relationships, that is the basis of a portfolio bringing long term value to shareholders.

A Letter to Shareholders



JOHN MARK RAMSEY
PRESIDENT &
CHIEF EXECUTIVE OFFICER

On behalf of the Company, I am pleased to report a successful and productive 2012. We communicated a plan for 2012 to become more efficient, improve our property financings, and invest available capital into new properties and relationships. This plan was designed to improve the near-term distribution rate for our common shareholders and to position the Company for sustainable growth and long-term value creation. We were successful in executing on this plan and meeting all of our objectives.

We recently announced the second distribution increase in the last three quarters, which represented a 100% increase in our annualized distribution rate from 2.5% at the beginning of 2012 to a level of 5.0% effective for the quarter beginning April 1, 2013. These distribution rates are based upon the original $10 share price. Just as important is the fact that this distribution rate is well supported by the underlying performance of the Company's investments. We continue to believe that sustainable distribution levels are of great importance to the overall health of your investment.

I am also very pleased to write to you for the first time having completed the process of identifying a partner to help us grow the Company. In February of this year we announced that an affiliate of Kohlberg Kravis Roberts & Co. L.P. (collectively, with its affiliates, "KKR") has committed up to $150 million of growth capital for our business. Not only is it significant that we have successfully arranged for meaningful growth capital, but we have done so with an internationally recognized capital partner. KKR is a leading global investment firm with $75.5 billion in assets under management as of December 31, 2012. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. With its deep industry and capital markets resources, KKR truly helps elevate Sentio Healthcare Investments to a new level.

We expect the KKR equity commitment to be used to acquire new investment properties, enabling Sentio to continue to expand its diversified portfolio of healthcare real estate while maintaining control over the execution of its investment strategy. This is cost efficient capital with a low initial cost and a feature that allows us to call for the capital as investments are made. We are actively engaged in evaluating real estate investment opportunities that meet our primary investment objectives of adding value to the portfolio and building productive operator partnerships. Our 2013 acquisition activity is driven by the same disciplined acquisition strategy employed to build Sentio's current portfolio of investments.

Additional highlights for 2012 and the beginning of 2013 include an increase in our net asset value as of December 31, 2012, to $10.02. This value, approved by our board of directors, is based on recent property appraisals and represents over a 10% increase from the comparable December 31, 2011, value of $9.02 per share. We are also pleased to announce the addition of two new members to our Board of Directors, both of whom bring meaningful healthcare real estate and capital markets expertise. Looking forward, we are actively working to enhance our asset management systems.

As I often say, while we are real estate investors, we are ultimately providers of care to those who are served in our communities and buildings. The quality of care provided by our operating partners is central to the success of Sentio. Our partnerships with these organizations serve as the foundation on which our success in property operations is built. The knowledge, expertise, and dedication to resident and patient care of these healthcare professionals are important differentiators in the marketplace and the key to our future growth. We are pleased to highlight the results of their hard work and the organizations they have built in the pages that follow.



JOHN MARK RAMSEY
PRESIDENT &
CHIEF EXECUTIVE OFFICER

LEADERSHIP

SHARON C. KAISER
CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY

SCOTT LARCHE
SENIOR VICE PRESIDENT*

KEVIN THOMAS
SENIOR VICE PRESIDENT*

ANN BARGERON
VICE PRESIDENT*

Sentio Investments, LLC serves as the advisor to Sentio Healthcare Properties. They are led by industry veterans committed to offering flexible real estate capital solutions for medical facility and senior housing developers and owner operators. Over the past few years the partners have executed $300M in healthcare investments across US markets. Collectively, the Sentio team has 18 years of experience investing in healthcare real estate, having previously played a lead executive role in building portfolios consisting of over $3.5 billion in transactions encompassing nearly 300 assets. They customize a capital structure to compliment the operating platform of developers and owner operators, recognizing that each is unique in its approach and service to the healthcare industry.

*Positions held with Sentio Investments, LLC


CATHERINE JONES
CARUTH HAVEN COURT | HIGHLAND PARK, TX


JERRY DANNI
MILL CREEK | SPRINGFIELD, IL


DALE STUDER
TERRACE AT MOUNTAIN CREEK
CHATTANOOGA, TENNESSEE


CHUCK KEELING, PAUL KRABBE & THERAPY DOG "ZAC"
AMBER GLEN | URBANA, IL


MARJORIE HUMER & NORA WELLS
SUGAR CREEK | NORMAL, IL

Full and Vibrant Lives

Today, Dale Studer is a widower, the father of two daughters, and a grandfather of six, with a great-grandchild on the way. His days may be a bit quieter at this stage of life, but Dale has experienced quite a remarkable journey.

At the age of 21, Dale knew he wanted to join the Air Force. "At a certain point, you have to stand up and be counted," he explained. Dale served as a tech sergeant and worked in the administrative headquarters. During WWII, he was part of the Air Drone Squadron comprised of 263 men and 12 officers. His team went ashore to Normandy on June 10, 1944. They set up the operations' tent on the beach which would serve as the invasion headquarters. During the invasion, their operations' tent was hit and the force of the impact resulted in Dale being awarded a purple heart.

Throughout Dale's career, his valiant efforts and accomplishments were recognized by having earned 16 civilian and reserves medals. After the war, he obtained his pilot's license and flying has remained a passion and hobby.

Another passion of Dale's has always been music, and he plays the mandolin, guitar, or any stringed instrument for that matter. The bass fiddle is Dale's personal favorite. He and his family formed a musical group and traveled all around the state performing. One of the most rewarding musical experiences for him was having the privilege of performing with Glen Miller in London.

Sentio's properties are filled with residents just like Dale—special individuals who lived vibrant and fulfilling lives before they arrived, experiencing things that shaped them into the people they are today. These men and women want to continue experiencing life long after they move into one of our properties.

That is the driving force behind what we do. It is about the care—extending a gracious hand to the very hands that have extended theirs to others throughout their lives. We focus on investing in excellent care because ultimately that is what delivers returns—on many levels.

Performance

Dividends

Sentio is committed to dividend sustainability and growth. Since the beginning of 2012, your distribution rate, based on a $10.00 per share price, has increased twice to an annualized rate of 5.0% for the quarter beginning April 1, 2013, from an annualized rate of 2.5%.

Portfolio Performance

At the end of 2012, your portfolio was 91.9% occupied, exceeding the industry average by 2.8%. Net operating income from properties held for the full 2012 year increased by an average of 7.5%. This increase was due to our senior housing segment which is operated in a taxable REIT subsidiary ("TRS") structure, giving the Company the opportunity to earn higher margins. Modified funds from operations, a measure of dividend sustainability, more than doubled to $0.58 per share in 2012.

Investments

During 2012, we acquired a 114,600 square foot medical office building, a portfolio of four memory care facilities, and our partners' 25% interest in the Rome, GA, facility. As of the end of 2012, our portfolio consists of 14 senior housing properties, two medical office buildings, and four net leased medical facilities acquired at a cost of $226.3 million and appraised at $281.3 million, an increase of 24.3%.

[2011] **$9.02** **[2012]** **$10.02**

NAV Description

The Company updates its net asset value ("NAV") annually. The calculated NAV of $10.02 per share at the end of 2012 represents more than a 10% increase from the 2011 year NAV of $9.02. The NAV calculation aggregates the appraised value of real estate assets and the estimated fair value of our other assets which is reduced for the estimated fair value of our debt and adjusted for the valuations of interests in joint ventures on selected assets. The total NAV is then divided by the total by the number of our common shares outstanding to obtain a NAV per share.[1]

2012 Highlights

Financing

During 2012, Sentio refinanced approximately $49.1 million of debt at an average interest rate of 4.6%. Refinancings were completed with lenders that include Fannie Mae, HUD, and private financial institutions. The refinancings provided the Company with excess loan proceeds of $14.2 million to fund acquisitions.

Capital

Market data supports the importance of portfolio size as a driver of share value. We identified and considered several sources of equity to fund growth, including retail and institutional investment, focusing on institutional sources as the most cost effective providers of capital. In February 2013, we announced the signing of an agreement with an affiliate of the leading global investment firm Kohlberg Kravis Roberts & Co. L.P. (collectively "KKR"). As a part of the agreement, KKR committed to provide up to $150 million of convertible, preferred equity to Sentio over the next several years.

Partners

At the end of 2012, we had nine operator/partners and three net lease relationships. Our operator/partners provide the resident care that is critical to the operation of a senior housing facility as well as facilitating a more profitable TRS structure. Partners in our medical office buildings serve the needs of our physician and other healthcare related tenants. Our net lease partners are end users of the medical facilities they lease from us. Their ability to successfully operate their business is important to the value of these properties.


Dividends
Increased To:
5%

Annual dividend rate for the quarter beginning April 1, 2013, based on a $10 share price. Dividends are currently declared and made quarterly. Distributions are made solely at the discretion of the Board of Directors.


CUMULATIVE PURCHASE PRICE
APPRAISED VALUE
$20.5
$25.0
$25.0
$43.2
$57.3
$84.3
$107.7
$146.0
$156.8
$165.8
$165.8
$197.4
$165.8
$165.8
$177.3
$226.3
$281.3
$226.3
Q1 Q2 Q3 Q4
2009
Q1 Q2 Q3 Q4
2010
Q1 Q2 Q3 Q4
2011
Q1 Q2 Q3 Q4
2012

SENTIO HEALTHCARE PROPERTIES ACQUISITION GROWTH | DOLLARS IN MILLIONS

[1] See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information" in the 2012 10-K included with this report for further discussion regarding the methodology, assumptions and limitations related to the calculations of our NAV.

Our Partners


HealthCap

HealthCap is a private equity firm that specializes in providing creative solutions to the capital and strategic needs of healthcare service providers. They assist their operating partners by providing growth capital, facilitating buy-outs and recapitalizations, and executing strategic healthcare real estate initiatives. Over the past 16 years, HealthCap and its predecessor entities have sponsored approximately $1.1 billion of direct healthcare sector investments.


12 Oaks
Senior Living

Pioneered by Charles Blaylock in 1962, the 12 Oaks commitment to seniors has remained a family tradition. Combining a rich heritage of experience, service and management, 12 Oaks has made a difference in the lives of seniors and their families, while enhancing the value of the community for the ownership groups they serve.


PROVISION
LIVING
Senior Living Communities

Provision Living is a St. Louis based regional operator of 22 senior living communities located in 9 states throughout the Midwest and Southeast. They are known for their commitment to a culture of personalized, best-in-class assisted living, independent living and memory care services. The company is passionate about living out its vision to create a radiant organization where people are loved, inspired and thriving.

WOODBINE
Senior Living

WoodBine Senior Living manages operations for asset holders, ensuring financial and operational success in their communities. The founders bring over 40 years experience in the senior services arena. The company was formed from their passion to better serve today's seniors. Woodbine believes their individual community is what sets them apart from other operators. Their mission is to improve the quality of life for all seniors, develop their service teams, and increase asset values.


LEGEND
SENIOR LIVING

Legend Senior Living is dedicated to providing the highest standards of quality of service, environment, and care to residents and their families. Their goal is to serve the needs of the whole person—physical, mental and spiritual. Legend Senior Living operates Independent Living, Assisted Living, Memory Care, and Nursing Home residences in Kansas, Oklahoma, and Florida.

Our Partners


Good
Neighbor
Care

Good Neighbor Care strives to be one of the nation's premier seniors housing management companies, specializing in Independent Living, Assisted Living, and Memory Care communities from California to Pennsylvania. They are passionate about caring for seniors and dedicated to enhancing the lives of each and every resident.


CADDIS
PARTNERS

Caddis Partners develops, acquires, and manages quality healthcare facilities allowing physicians and operators to do what they do best—serve the medical needs of their patients. Their facilities incorporate cutting edge medical technologies and operational efficiencies that enable their clients to improve both their profitability and patient outcomes.


Harden
HEALTHCARE

Harden Healthcare aspires to be the post-acute provider of choice, offering the right care at the right time for their patients, wherever it is they call home. Their family of companies currently employs 33,000 associates who serve more than 35,000 patients per day in 13 states.


JEA SENIOR LIVING
Management ◆ Development

JEA Senior Living is a privately owned and operated management and development company. Over the last 27 years, JEA has managed, consulted, and owned over 45 care centers. Since 1994, their operating focus has been on Alzheimer's special care centers. Currently, JEA operates 40 facilities in 15 states.


KKR

On February 11, 2013, Sentio Healthcare Properties announced the signing of an agreement with an affiliate of leading global investment firm Kohlberg Kravis Roberts & Co. L.P. ("KKR"). As a part of the agreement, KKR committed to provide up to $150 million of convertible preferred equity to Sentio over the next several years.

KKR is a leading global investment firm with $75.5 billion in assets under management as of December 31, 2012. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR is publicly traded on the New York Stock Exchange (NYSE: KKR).

Company Portfolio



Senior Housing - Private Pay (14)

Caruth Haven Court	Highland Park, Texas
The Oaks Bradenton	Bradenton, Florida
Greentree at Westwood	Columbus, Indiana
Oakleaf Village at Lexington	Lexington, South Carolina
Oakleaf Village at Greenville	Greer, South Carolina
Terrace at Mountain Creek	Chattanooga, Tennessee
Carriage Court of Hilliard	Hilliard, Ohio
Spring Village at Floral Vale	Yardley, Pennsylvania
Forestview Manor	Meredith, New Hampshire
Woodland Terrace at the Oaks	Allentown, Pennsylvania
Amber Glen	Urbana, Illinois
Mill Creek	Springfield, Illinois
Sugar Creek	Normal, Illinois
Hudson Creek	Bryan, Texas

Senior Housing - Skilled Nursing (1)

Mesa Vista Inn Health Center	San Antonio, Texas

Medical - MOB (2)

Hedgcoxe Health Plaza	Plano, Texas
Physicians Centre MOB	Bryan, Texas

Medical - Specialty (3)

Floyd Regional LTACH	Rome, Georgia
Baylor IRF	Dallas, Texas
CareMeridian Post-acute Rehab	Littleton, Colorado

PRODUCT MIX DIVERSIFICATION


15%
7%
7%
71%

As a percentage of total cost basis

- Senior Housing - Private Pay
- Senior Housing - Skilled Nursing
- Medical - MOB
- Medical - Specialty







FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-53969

SENTIO HEALTHCARE PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	**20-5721212**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

189 South Orange Avenue, Suite 1700, Orlando, Florida 32801
(Address of Principal Executive Offices)

407 999 7679
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filed, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of June 30, 2012 (the last business day of the registrant's second fiscal quarter), there were 12,856,819 shares of common stock held by non-affiliates of the registrant. While there is no established trading market for the Registrant's shares of common stock, the last price paid to acquire a share in the Registrant's primary public offering, which was suspended on April 29, 2011, was $10.00. On February 4, 2013, the board of directors of the registrant approved an estimated value per share of the registrant's common stock of $10.02 per share derived from the estimated value of the registrant's assets less the estimated value of the registrant's liabilities, divided by the number of shares outstanding, calculated as of December 31, 2012. For a full description of the methodologies used to value the registrant's assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information."

As of March 11, 2013, there were 12,804,645 common stock of Sentio Healthcare Properties, Inc. outstanding. The Registrant incorporates by reference portions of its Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which is expected to be filed no later than April 30, 2013, into Part III of this Form 10-K to the extent stated herein.

SENTIO HEALTHCARE PROPERTIES, INC.
(A Maryland Corporation)

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes," "project," "expects," "anticipates," "estimates," "intends," "strategy," "plan," "may," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of the risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" in Item 1A of this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Accordingly, there can be no assurance that our expectations will be realized.

EXPLANATORY NOTE

In this Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K"), Sentio Healthcare Properties, Inc. is restating its previously reported financial information as filed with the Securities and Exchange Commission (the "SEC") on March 23, 2012 (the "2011 Form 10-K") to correct material errors identified in our audited consolidated financial statements as of and for the year ended December 31, 2011 in Part II — Item 8, "Financial Statements and Supplementary Data" In addition, the following data has been updated to reflect the corrections noted above: (i) Our selected financial data as of and for the year ended December 31, 2011 in Part II — Item 6, "Selected Financial Data and (ii) Part II — Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in both tabular and textual form as it relates to the year ended December 31, 2011.

As previously disclosed in the Company's quarterly reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012, the Company determined that it should have been accounting for certain investments in joint ventures on the equity method rather than by consolidating these investments. The Company reviewed the impact of these errors ("consolidation errors") on the prior period financial statements and determined that these errors were not material to the financial statements. The Company's condensed consolidated financial statements in the quarterly reports on Form 10-Q filed by the Company for the periods ended June 30, 2012 and September 30, 2012 were corrected for the immaterial consolidation errors, and the effects of these corrections were disclosed in the footnotes to those financial statements. In preparing the December 31, 2011 corrected financial statements to correct the consolidation errors, an inconsistency in one element of cash flow from operations was noted. Further review and analysis by management determined that an element of cash flow related to the deconsolidated investments had been incorrectly included in cash flow from operations in 2011, resulting in a material change in cash flow from operations for the fourth quarter of 2011 and for the year ended December 31, 2011. The total operating cash flow errors for the year ended December 31, 2011 resulted in an overstatement of 2011 operating cash flows by $2.3 million, of which $0.8 million related to the consolidation errors and $1.5 million of which related to the fourth quarter 2011 cash flow calculation error with respect to the deconsolidated joint ventures. We have restated the Company's 2011 and 2010 consolidated financial statements to correct the consolidation errors and operating cash flow errors described above.

For further detail on the financial statement impacts and the adjustments made as a result of the restatement, see Note 17 of the Consolidated Financial Statements included in Part II — Item 8, "Financial Statements and Supplementary Data."

In connection with the restatement noted above, management has reassessed the effectiveness of our internal control over financial reporting as of December 31, 2011. The Company has determined that a material weakness in our internal controls existed as of December 31, 2011. For a description of the material weaknesses in our internal control over financial reporting and steps taken to remediate that material weakness, see Part II — Item 9A, "Controls and Procedures" of this report. In addition, as a result of the existence of a material weaknesses in our internal controls, we have also concluded that our disclosure controls and procedures were not effective as of December 31, 2011.

ITEM 1. BUSINESS

Our Company

Sentio Healthcare Properties, Inc., a Maryland corporation (the "Company"), was formed on October 16, 2006 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. As used in this report, the "Company", "we", "us" and "our" refer to Sentio Healthcare Properties, Inc. and its consolidated subsidiaries, except where context otherwise requires. We have qualified, and intend to continue to qualify, as a real estate investment trust ("REIT") for federal tax purposes.

We are structured as an umbrella partnership REIT, referred to as an "UPREIT," under which substantially all of our current and future business is, and will be, conducted through a majority owned subsidiary, Sentio Healthcare Properties OP, L.P, a Delaware limited partnership, formed on October 17, 2006. We are the sole general partner of the operating partnership and have control over its affairs.

Our external advisor, Sentio Investments, LLC, a Florida limited liability company (our "Advisor"), was formed on December 20, 2011 for the purpose of acting as our Advisor. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement. Our Advisor has contractual and fiduciary responsibilities to us and our stockholders. Under the terms of the advisory agreement, our Advisor will use commercially reasonable efforts to present to us investment opportunities and to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors. Currently, we have no direct employees and all management and administrative personnel responsible for conducting our business are employed by our Advisor.

On June 20, 2008, we commenced an initial public offering of up to 50,000,000 shares of our common stock, consisting of 40,000,000 shares for sale pursuant to a primary offering and 10,000,000 shares for sale pursuant to our distribution reinvestment plan. We stopped making offers under our initial public offering on February 3, 2011 after raising gross offering proceeds of $123.9 million from the sale of 12.4 million shares, including shares sold under the distribution reinvestment plan.

On February 4, 2011, the U.S. Securities and Exchange Commission ("SEC") declared the registration statement for our follow-on offering effective and we commenced a follow-on offering of up to 55,000,000 shares of our common stock, consisting of 44,000,000 shares for sale pursuant to a primary offering and 11,000,000 shares for sale pursuant to our dividend reinvestment plan. As of December 31, 2011, we had sold a total of 12.7 million shares of our common stock pursuant to our initial and follow-on public offerings for aggregate gross proceeds of $127.0 million.

On April 29, 2011 we informed our stockholders that the Independent Directors Committee of our board of directors had directed us to suspend our follow-on offering, our dividend reinvestment program and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee's consideration of various strategic alternatives to enhance our stockholders' value. On October 18, 2011, we announced that the Independent Directors Committee had concluded its analysis of strategic alternatives for the Company, determining that the Company is well positioned as an investment program with a continued focus on healthcare real estate. The Independent Directors Committee identified strategies in its evaluation process that it believes will enhance this position. As of December 31, 2012, sales pursuant to our follow-on offering remained suspended.

Investment Objectives

Our investment objectives are to:

- preserve stockholder capital by acquiring and operating real estate;
- realize growth in the value of your investment by:

- purchasing stabilized, income-producing properties with the potential for capital appreciation and
- profiting from the purchase, development or repositioning of other properties;

- provide stockholders with current income from the operations of the properties we acquire, including the income from properties we develop or reposition (redevelop or employ other asset-management strategies to enhance existing cash flow) once they are stabilized (no longer in the lease-up stage following development or redevelopment and substantially leased); and
- evaluate options to provide long-term liquidity to our stockholders within seven years of the termination of our primary public offering after accomplishing the above objectives by:
    - liquidating our assets,
    - listing our shares on a national securities exchange,
    - another liquidity event such as a merger with another company, or
    - expanding our stock repurchase program to redeem upon stockholder request up to 10% of our prior-year outstanding shares utilizing proceeds from the sale of our properties or other sources of funds irrespective of the amount of proceeds raised under our distribution reinvestment plan.

We intend to invest primarily in existing leased properties as well as other properties where we believe there are opportunities to enhance cash flow and value. We cannot assure you that we will attain these objectives or that our capital will not decrease. We may not change our investment policies or investment restrictions except upon approval of the independent directors committee. Decisions relating to the purchase or sale of properties will be made by our Advisor, subject to approval by our board of directors.

We currently own eight properties through joint ventures and we may acquire additional properties through joint venture investments in the future. This is one of the ways we anticipate diversifying the portfolio of properties we own in terms of geographic region, property type and tenant industry group. Joint ventures will also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In determining whether to recommend a particular joint venture investment, our Advisor will evaluate the structure of the joint venture and the real property that the joint venture owns (or will acquire) using the same criteria for the selection of our other real estate investments.

Investment Strategy

Our independent directors committee will review our investment policies at least annually to determine whether these policies continue to be in the best interest of our stockholders, except as specifically provided otherwise under the terms of preferred stock that we issue, we may change our investment policies without stockholder approval. Our Advisor will recommend property acquisitions to our investment committee, which will approve or reject proposed acquisitions.

Our objective is to acquire a long-term stabilized portfolio of real estate properties that consists of at least 50% core plus properties. We may also acquire value-added and opportunistic properties. We may acquire more value-added and opportunistic properties than core plus properties, with a view to achieving a more balanced portfolio of properties through a combination of development efforts, refinancings and subsequent acquisitions. The attributes associated with core plus, value-added and opportunistic properties are outlined in Acquisition Policies.

We intend for our investments in real estate assets to be concentrated in the healthcare sector. To date, our investments have been exclusively in the healthcare sector.

Healthcare real estate includes a variety of property types, including senior housing facilities, medical office buildings, hospital facilities, skilled nursing facilities and outpatient centers. According to The National Coalition on Healthcare, by 2016 nearly $1 in every $5 in the U.S. will be spent on healthcare, and the aging US population is expected to continue to fuel the need for healthcare services. The over age 65 population of the United States is projected to grow 36% between 2010 and 2020, compared with 9% for the general population, according to the US Census Bureau. Presently, the healthcare real estate market is fragmented, with a local or regional focus, offering opportunities for consolidation and market dominance. We believe that a diversified portfolio of healthcare property types minimizes risks associated with third-party payors, such as Medicare and Medicaid, while also allowing us to capitalize on the favorable demographic trends described above.

Our Advisor believes that investment opportunities in healthcare properties are ordinarily not readily available to investors other than large institutional investors and experienced real estate operators with specialized knowledge, experience in specific geographic areas, industry expertise and established relationships with operators of these property types.

Although we intend to focus on acquiring and developing a portfolio of healthcare properties, we may also invest in other real estate-related assets that we believe may assist us in meeting our investment objectives. Our charter limits our investments in unimproved real property or mortgage loans on unimproved real property to 10% of our total assets, but we are not otherwise restricted in the proportion of our portfolio that we must allocate to investment in any specific type of property. We do not expect to engage in the underwriting of securities of other issuers.

Acquisition Policies

Core Plus Properties

We expect to invest in "core plus" institutional grade properties that are:

- owned and operated with a low to moderate level of permanent mortgage financing;
- of a high-quality and currently producing income;
- leased to a diversified tenant base, though we are not restricted from investing in properties occupied by a single tenant if the property meets other key investment criteria or to a single tenant/operator for certain healthcare properties;
- leased on terms that generally allow for annual rental increases, and
- operated by companies that specialize in the specific healthcare service being delivered at a specific community,

Value-Added and Opportunistic Properties

Value-Added Properties

We may acquire "value-added" properties, which include properties that are currently under construction and/or have existing building structures in need of redevelopment, re-leasing or repositioning. We may acquire properties with low occupancy rates or vacant properties when we believe our leasing or development efforts could add significant value. Our value-added properties will employ moderate to high levels of indebtedness, which will be determined on a property-by-property basis. Our long-term investment objective for investment in value-added properties is to develop and transform these properties into the same type of core plus property investments with lower levels of permanent mortgage indebtedness as described above.

Opportunistic Properties

We also may acquire opportunistic properties. We define "opportunistic" properties primarily as unimproved land that we will develop. We will construct or develop the property through the use of third-parties or through developers affiliated with our Advisor. We will invest in opportunistic properties with a view of developing a core plus property. Similar to our value-added properties, we expect to incur a moderate to high level of indebtedness when acquiring opportunistic properties, but with the long-term goal of developing the property into a core plus property with a lower level of permanent mortgage indebtedness. The development of properties is subject to risks relating to a builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. We may help ensure performance by the builders of properties that are under construction at the price contracted by obtaining either a performance bond or completion bond. As an alternative to a performance bond or completion bond, we may rely upon the substantial net worth of the contractor or developer or a personal guarantee provided by a high net worth affiliate of the person entering into the construction or development contract. Our opportunistic property acquisitions will generally be located in growth areas within our target markets.

Target Market Criteria

We intend to acquire healthcare properties located in markets with strong fundamentals and strong supply and demand dynamics primarily throughout the United States. Among the most important criteria we expect to use in evaluating the markets in which we purchase properties are:

- historic and projected population growth;
- historically high levels of tenant demand for healthcare services and lower historic investment volatility for the type of property being acquired;
- markets with historic and growing numbers of qualified and affordable workforce;
- historic market liquidity for buying and selling of commercial real estate;
- stable household income and economic conditions; and
- sound real estate fundamentals, such as high occupancy rates and potential for increasing rental rates.

Leases and Tenant Improvements

For our investments in multi-tenant medical office buildings we expect that a portion of any tenant improvements to be funded by us for newly acquired properties will be funded from the cash on hand or through borrowings. Additionally, when a tenant or resident at one of our properties vacates its space, it is likely that we will be required to expend funds for tenant improvements and refurbishments to the vacated space in order to attract new tenants. If we do not have adequate cash on hand to fund tenant improvements and refurbishments, we may use debt financing in order to fulfill our obligations under lease agreements with new tenants.

Mortgages, Debt Securities and Other Real Estate-Related Investments

Although we expect that substantially all of our acquisitions will be of the types of properties described above, we may acquire other investments, including mortgages and other illiquid real estate-related securities. To the extent that our Advisor determines that it is advantageous for us to make or acquire mortgage loans or other real estate-related investments, we will seek to obtain fixed income through the receipt of payments from these investments. If we invest in mortgages and other real estate-related investments, we do not expect that we would invest more than 20% of our long-term stabilized asset portfolio in such investments.

Our charter does not limit the amount that we invest in mortgage loans or other real estate-related investments and from time to time, the percentage of our assets invested in these investments may exceed 20% of our total assets. While we have no intention of becoming a mortgage REIT, we may acquire or make the following:

- first and second mortgages;
- convertible mortgages;
- construction loans on real estate;
- mortgage loan participation investments;
- common, preferred and convertible preferred equity securities issued by real estate companies;
- mezzanine and bridge loans; and
- other illiquid real estate-related securities.

Joint Ventures and Other Arrangements

We currently own eight properties through joint ventures and we may acquire additional properties through joint venture investments in the future, including ventures with affiliates of our Advisor. See "Conflicts of Interest." Among other reasons, we anticipate acquiring properties through joint ventures in order to diversify our portfolio of properties in terms of geographic region, property type and tenant industry group. Joint ventures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through joint ventures. In determining whether to recommend a particular joint venture, our Advisor will evaluate the structure of the joint venture and the real property that such joint venture owns, or is being formed to own, under the same criteria described elsewhere in this Form 10-K. These entities may employ debt financing consistent with our borrowing policies. See "Borrowing Policies" below. They may also include ventures with developers who contribute land, development services and expertise rather than equity. Currently, we have no commitments or agreements to acquire any additional properties or enter into any additional joint ventures and we have not established the specific terms we will require in the joint venture agreements we may enter. We will establish the terms with respect to any particular joint venture agreement on a case-by-case basis.

We may enter into joint ventures with affiliates of our Advisor for the acquisition of properties, but only if the independent directors committee (by majority vote) approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the affiliated equity joint venturers. If such a joint venture also involves a third party that negotiated the terms of its participation on an arms-length basis, then our investment must be either on terms and conditions no worse than those received by the affiliate or on terms and conditions no worse than those received by a third-party equity joint venturer that negotiated the terms of its participation on an arms-length basis.

Borrowing Policies

Debt Financing

When we refer to debt financing, we are referring to all types of debt financing at fixed or variable interest rates or some combination of both. For our stabilized core plus properties, our long-term goal will be to use low to moderate levels of debt financing with leverage ranging from 50% to 65% of the value of the asset. For the value-added and opportunistic properties, our goal will be to acquire and develop or redevelop these properties using moderate to high levels of debt financing with leverage ranging from 65% to 75% of the cost of the asset. We may exceed these debt levels on an individual property basis. Once these value-added and opportunistic properties are developed, redeveloped and stabilized with tenants, we plan to reduce the levels of debt to fall within target debt ranges appropriate for core plus properties. While we seek to fall within the outlined targets on a portfolio basis, for any specific property we may exceed these estimates. While we do not expect to utilize debt financing in excess of 300% of our net assets (equivalent to 75% of the cost of our tangible assets), upon the vote of a majority of our independent directors, we will be able to temporarily exceed this debt limitation. It is likely that our debt financing will be secured by the underlying property, but it will not necessarily be the case each time. We may enter into interest rate protection agreements to mitigate interest rate fluctuation exposure if we believe the benefit of such contracts outweigh the costs of purchasing these instruments.

Other Indebtedness

We may also incur indebtedness for working capital requirements, tenant improvements, capital improvements, leasing commissions and, if necessary, to make distributions, including those necessary to maintain our qualification as a REIT for federal income tax purposes. We will endeavor to borrow such funds on an unsecured basis but we may secure indebtedness with properties if our independent directors committee determines that it is in our best interests.

Our Advisor may also create an affiliated entity that will purchase properties using debt financing and hold them for us pending our ability to acquire the properties at a low to moderate level of indebtedness. Any properties that we purchase from the affiliated acquisition holding company will meet our core plus investment criteria and be approved by our independent directors committee. Our purchase price for the property would reflect the costs associated with holding the property. In no event will we acquire the property at an amount in excess of its current appraised value as determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

Competition

We compete with a considerable number of other real estate companies seeking to acquire, develop and reposition commercial real estate many of which may have greater marketing and financial resources than we do. Principal factors of competition in our business are the quality of properties (including the design and condition of improvements), leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided and reputation as an owner and operator of quality properties in the relevant sector and market. Our ability to compete also depends on, among other factors, trends in the national and local economies, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

We may hold interests in properties located in the same geographic locations as other entities managed by our Advisor or our Advisor's affiliates. Our properties may face competition in these geographic regions from such other properties owned, operated or managed by other entities managed by our Advisor or our Advisor's affiliates. Our Advisor or its affiliates have interests that may vary from those we may have in such geographic markets.

Government Regulation

We, the properties that we own, and the properties we expect to own are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Federal laws such as the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act govern such matters as wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. Some of these laws and regulations impose joint and several liabilities on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Compliance with these laws and any new or more stringent laws or regulations may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. In addition, there are various federal, state and local fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Our properties may be affected by our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties. The presence of hazardous substances, or the failure to properly remediate these substances, may make it difficult or impossible to sell or rent such property.

The healthcare industry is highly regulated by federal, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, regulators require compliance with a variety of safety, health, staffing and other requirements relating to the design and conditions of the licensed facility and quality of care provided. Additional laws and regulations may be enacted or adopted that could require changes in the design of properties and certain operations of our tenants and third-party operators. The failure of any tenant or operator to comply with such laws, requirements and regulations could affect a tenant's or operator's ability to operate the facilities that we own.

One of our properties is a skilled nursing facility where the property operator receives most of its revenues from Medicare and Medicaid, with the balance representing private pay, including private insurance. Consequently, changes in federal, state or local reimbursement policies may also adversely affect an operator's ability to cover its expenses, including our rent or debt service. Skilled nursing facilities and hospitals are subject to periodic pre- and post-payment reviews and other audits by federal and state authorities. A review or audit of claims of a property operator could result in recoupments, denials or delays of payments in the future, which could have a material adverse effect on the operator's ability to meet its obligations to us.

Acquisition Activity

At December 31, 2012, we owned or had joint venture interests in 20 properties. All of these properties are included in the properties summary as provided under "Item 2 Properties" referenced below.

We have acquired our properties to date with a combination of the proceeds from our public offerings and debt incurred upon the acquisition of such properties.

As of December 31, 2012, we operated in three reportable business segments: senior living operations, triple-net leased properties, and medical office building. Financial Information by segment is presented in Note 12 to our accompanying consolidated financial statements, which begin on page F-58 of this Form 10-K.

Employees

We have no employees and our executive officers are all employees of our Advisor. Substantially all of our work is performed by employees of our Advisor. We are dependent on our Advisor for certain services that are essential to us, including the identification, evaluation, negotiation, purchase and disposition of properties; the oversight and management of the daily operations of our real estate portfolio; and other general and administrative responsibilities. In the event that our Advisor was unable to provide these services, we will be required to obtain such services from other sources.

Available Information

Information about us is available on our website (*http://www.sentiohealthcareproperties.com*). We make available, free of charge, on our Internet website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC. These materials are also available at no cost in print to any person who requests it by contacting our Investor Services Department at 189 South Orange Avenue, Suite 1700, Orlando, Florida 32801; telephone (407) 999-7679. Our filings with the SEC are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. You may read and copy any filed document at the SEC's public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

ITEM 1A. RISK FACTORS

The risks and uncertainties described below can adversely affect our business, operating results, prospects and financial condition. These risks and uncertainties could cause our actual results to differ materially from those presented in our forward looking statement.

General

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to secure debt financing on attractive terms and the values of the investments we make.

Despite improved access to capital for some companies, the capital and credit markets continue to experience volatility and disruption, and the health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

New lending is expected to remain restrained in the near term. We intend to rely on debt financing to finance our properties. As a result of credit market factors, we may not be able to obtain debt financing at attractive terms. As such, we may be forced to use a greater proportion of equity to finance our acquisitions, reducing the number of acquisitions we would otherwise make. If the current debt market environment persists we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those higher yielding investments that do not require the use of leverage to meet our portfolio goals

Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Instability in the capital markets has constrained equity and debt capital available for investment in real estate, resulting in fewer buyers seeking to acquire properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in real estate that we own or may acquire. These could have the following negative effects on us:

- the values of our investments in properties could decrease below the amounts we paid for the investments;
- revenues from our properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible receivables;
- we may not be able to refinance our indebtedness or to obtain additional debt financing on attractive terms.

These factors could impair our ability to make distributions to and decrease the value of our stockholders' investment in us.

Our limited operating history makes it difficult for you to evaluate us. In addition, as a company in its early stages of operations we have incurred losses in the past and may continue to incur losses.

We have a limited operating history. We cannot assure our stockholders that we will be able to operate our business successfully or implement our operating policies and strategies. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs. As a consequence, our past performance and the past performance of other real estate investment programs may not be indicative of the performance we will achieve. We were formed on October 16, 2006 for the purpose of engaging in the business of investing in and owning commercial real estate. We have acquired twenty healthcare properties as of the date of this report and generated limited income, cash flow, funds from operations or funds from which to make distributions to our shareholders. In addition, as a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses.

Matters relating to or arising from the restatement of our previously issued financial statements could have a material adverse effect on our business, operating results and financial condition.

On March 25, 2013, we announced that our previously issued consolidated financial statements for the year ended December 31, 2011, and other financial information in our 2011 Form 10-K, should no longer be relied upon and would be restated. In this 2012 Form 10-K we are restating our previously reported financial information as filed in our 2011 10-K to correct the material errors identified in the previously issued consolidated financial statements. For further detail on the financial statement impacts and the adjustments made as a result of the restatement, see Note 17 of the Consolidated Financial Statements included herein.

This announcement and the related restatement may lead to litigation claims and potential regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. We also may have difficulty raising equity capital or obtaining other financing. Moreover, we may be the subject of negative publicity focusing on the financial statement adjustments and resulting restatement and negative reactions from our stockholders, creditors or others with which we do business. The occurrence of any of the foregoing could harm our business, operating results and financial condition.

We identified a material weakness in our internal control over financial reporting in connection with the restatement of previously issued financial statements. Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and effective disclosure controls and procedures could have a material adverse effect on our business.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. Management has certified in this report that our internal controls over financial reporting and our disclosure controls and procedures were effective as of December 31, 2012. In addition, management previously certified that our internal controls over financial reporting and our disclosure controls and procedures were effective as of December 31, 2011. However, in connection the restatement of an error in our consolidated financial statements for the year ended December 31, 2011, our management subsequently determined that there was a material weakness in our internal control over financial reporting with respect to our consolidated financial statements for the year ended December 31, 2011. As a result of this determination, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2011. The specific material weakness is described herein in Part II — Item 9A, "Controls and Procedures" under "Management's Report on Internal Control Over Financial Reporting."

We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we believe that internal controls were effective. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we report a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, impairing our ability to raise capital or obtaining other financing.

Because there is no public trading market for our stock, it will be difficult for our stockholders to sell their stock. If our stockholders are able to sell their stock, it may be at a substantial discount.

There is no current public market for our stock and there is no assurance that a public market will ever exist for our stock. Our charter contains restrictions on the ownership and transfer of our stock, and these restrictions may inhibit the ability of our stockholders to sell their stock. Our charter prevents any one person from owning more than 9.8% in number of shares or value, whichever is more restrictive, of the outstanding shares of any class or series of our stock unless exempted by our board of directors. Our charter also limits the ability or our stockholders to transfer the stock to prospective stockholders unless (i) they meet suitability standards regarding income or net worth, and (ii) the transfer complies with minimum purchase requirements. We have adopted a stock repurchase program, but it is limited in terms of the number of shares of stock which may be redeemed annually. Our board of directors may also limit, suspend or terminate our stock repurchase program at any time. We have no obligations to repurchase our stockholders' stock if redemption would violate restrictions on cash distribution under Maryland law.

It may be difficult for our stockholders to sell their stock promptly or at all. If our stockholders are able to sell shares of stock, they may only be able to sell them at a substantial discount from the price they paid. This may be the result, in part, of the fact that the amount of funds available for investment is reduced by sales commissions, dealer manager fees, organization and offering expenses, and acquisition fees and expenses. Unless our aggregate investments increase in value to compensate for these up-front fees and expenses, it is unlikely that our stockholders will be able to sell their stock, whether pursuant to our stock repurchase program or otherwise, without incurring a substantial loss.

Stockholders may not be able to sell their stock under our stock repurchase program.

Our stock repurchase program, which is currently suspended other than for redemption requests made in connection with the death of a stockholder, includes numerous restrictions that limit our stockholders' ability to sell their shares. Furthermore, our board of directors could choose to amend the terms of our stock repurchase program without stockholder approval. Our board is also free to terminate the program at any time upon 30 days written notice to our stockholders. In addition, the stock repurchase program includes numerous restrictions that would limit our stockholders ability to sell stock.

We are dependent upon our Advisor, Sentio Investments, LLC, to conduct our operations. Any adverse changes in the financial health of our Advisor, or our relationship with any of them could hinder our operating performance and the return on your investment. Furthermore, if our Advisor became unable to continue in that role, we may have difficulty finding a qualified successor, and any successor advisor may not be as well suited to manage us and our portfolio.

We are dependent on our Advisor, Sentio Investments, LLC to manage our operations and our portfolio of real estate assets. Our Advisor has limited operating history and it will depend upon the fees and other compensation that it will receive from us in connection with the purchase, management and sale of our properties to conduct its operations. Any adverse changes in the financial condition of our Advisor or our relationship with our Advisor could hinder its ability to successfully manage our operations and our portfolio of investments. If our Advisor cannot meet its obligations as they arise, or if it is are unable to provide adequate service to us as required under the terms of its agreement with us, we may have to find another Advisor. If we are required to find a new Advisor we may have difficulty doing so, and any successor advisor may not be as well suited to manage us and our portfolio. As we have no employees and are entirely dependent on our Advisor to manage our operations, these potential changes could result in a significant disruption of our business.

The inability of our Advisor to retain or obtain key personnel, property managers and leasing agents could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of our stockholders' investment.

Our success depends to a significant degree upon the contributions of John Mark Ramsey, the President and Chief Executive Officer of our Advisor. Neither we nor our Advisor have an employment agreement with Mr. Ramsey or with any of the other executive officers. If Mr. Ramsey was to cease his affiliation with our Advisor, our Advisor may be unable to find a suitable replacement, and our operating results could suffer. We believe that our future success depends, in large part, upon our Advisor's, property managers' and leasing agents' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and our Advisor and any property managers we retain may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, property managers or leasing agents, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

If we are unable to find or experience delays in finding suitable investments, we may experience a disruption of distributions and a lower rate of return to investors.

Our ability to achieve our investment objectives and to make distributions depends upon the performance of our Advisor in the acquisition and operation of our investments, and upon the performance of property managers and leasing agents in the management of our properties and the identification of prospective tenants. Additionally, disruptions and dislocations in the credit markets in recent years have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage to other entities that have greater financial resources than we do. We may be delayed in making investments in properties due to delays in the sale of our stock, delays in negotiating or obtaining the necessary purchase documentation for properties, delays in locating suitable investments or other factors. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms or that our investment objectives will be achieved. We may also make other real estate investments, such as investments in public and private real estate companies which own real estate properties and make real estate investments. Until we make real estate investments, we will hold uninvested funds in an interest-bearing account or invest the proceeds in short-term, investment-grade securities. We expect the rates of return on these short-term investments to be substantially less than the returns we make on real estate investments. If we are unable to invest in properties or other real estate investments for an extended period of time, distributions to our stockholders may be delayed and may be lower and the value of our stockholders' investment could be reduced.

If we do not raise substantial funds in public offerings or through alternative capital raising efforts, we will be limited in the number and type of investments we may make, and the value of our stockholders' investment in us will fluctuate with the performance of the specific properties we acquire.

If we are unable to raise significant new capital through public offerings of our stock or through alternative means, we will make relatively few investments resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. In that case, the likelihood that any single property's performance would materially reduce our overall profitability will increase. We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. In addition, any inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our net income and the distributions we make to stockholders would be reduced.

The cash distributions our stockholders receive may be less frequent or lower in amount than expected.

We currently expect to make distributions to our stockholders quarterly. All expenses we incur in our operations are deducted from cash funds generated by operations prior to computing the amount of cash available to be paid as distributions to our stockholders. Our directors will determine the amount and timing of distributions. Our directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditure and reserve requirements and general operational requirements. We cannot determine with certainty that sufficient cash will be available to make distributions to our stockholders. We may borrow funds, return capital or sell assets to make distributions. With limited prior operations, we cannot predict the amount of distributions our stockholders may receive. We may be unable to pay or maintain cash distributions or increase distributions over time, and we may need to cease distributions to stockholders.

We have paid, and may in the future pay, distributions from sources other than cash provided from operations.

Until proceeds from our offerings were fully invested and generating operating cash flow sufficient to support distributions to stockholders, we paid a portion of our distributions from the proceeds of our offerings or from borrowings in anticipation of future cash flow. Our organizational documents do not limit the amount of distributions we can fund from sources other than from operating cash flow. To the extent that we use offering proceeds to fund distributions to stockholders, the amount of cash available for investment in properties will be reduced. In addition, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. For the four quarters ended December 31, 2012, our cash inflow from operations was approximately $6.0 million. During that period we paid distributions to investors of approximately $3.2 million, all of which was paid in cash.

Because our distribution reinvestment plan is currently suspended, we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions.

Historically, we have used a portion of the proceeds from our distribution reinvestment plan to offset the cash required to fund distributions to our stockholders, which has left more cash flow from operations available for general corporate purposes, including capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; and the repayment of debt. Because our distribution reinvestment plan was suspended on May 10, 2011, and currently remains suspended, we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions. As a consequence, we may not have sufficient cash available to maintain our current level of distributions.

To the extent proceeds from our offerings have been used to pay fees to our current or prior advisors, or to fund distributions, our investors have realized dilution and future investors, if any, may also realize a lower rate of return than investors who invested earlier in one of our offerings.

Our Advisor provides services for us in connection with, among other things, the selection and acquisition of our investments, the management and leasing of our properties, and the disposition of our assets. We pay substantial upfront fees for some of these services, which reduces the amount of cash available for investment in real estate or distribution to stockholders. In addition, we have used offering proceeds to fund distributions, and stockholders who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incurred debt to fund distributions, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt.

The use of offering proceeds to pay fees to our Advisor or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our offering. As of December 31, 2012, our net tangible book value per share was $6.08. Ignoring discounts for certain categories of purchase, shares in our primary offering were most recently sold at $10.00 per share.

A limit on the percentage of our securities a person may own may discourage a takeover or business combination, which could prevent our stockholders from realizing a premium price for their stock.

In order for us to qualify as a REIT, no more than 50% of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year beginning after our first taxable year. To assure that we do not fail to qualify as a REIT under this test, our charter restricts direct or indirect ownership by one person or entity to no more than 9.8% in number of shares or value, whichever is more restrictive, of the outstanding shares of any class or series of our stock unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to our stockholders.

Our charter permits our board of directors to issue stock or securities convertible or exchangeable into equity securities, with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Our board of directors could authorize the issuance of preferred stock or securities convertible or exchangeable into equity securities, with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock and convertible or exchangeable securities could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks of an investment in us.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the common stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks of an investment on us.

We may change our targeted investments without stockholder consent.

We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our common stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in our prospectus. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

A stockholder's interest in us may be diluted if we issue additional stock.

Our common stockholders do not have preemptive rights to any stock we issue in the future. Therefore, in the event that we (1) sell stock in the future, including stock issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into stock, (3) issue stock in a private offering, (4) issue stock upon the exercise of the options granted to our independent directors, employees of our Advisor or others, or (5) issue stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests in our operating partnership, holders of our common stock will experience dilution of their percentage ownership in us. Depending on the terms of such transactions, most notably the price per share, which may be less than the price paid per share in our public offerings, and the value of our properties, holders of our common stock might also experience a dilution in the book value per share of their stock.

A stockholder's interest in us may be diluted if we issue units in our operating partnership.

Holders of common units of our operating partnership will receive distributions per unit in the same amount as the distributions we pay per share to our stockholders and will generally have the right to exchange their units of our operating partnership shares of our stock. If we issue preferred units in our operating partnership with terms and conditions that have priority as to distributions and amounts payable upon liquidation over common units, the holders of such preferred units will be entitled to receive distributions in preference to our stockholders. In the event we issue units in our operating partnership, investors holding our common stock will experience potential dilution in their percentage ownership interest in us. Depending on the terms of such transactions, holders of our common stock might also experience a dilution in the book value per share of their stock.

Although we are not currently afforded the protection of the Maryland General Corporation Law relating to business combinations our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are not entitled to vote on the matter. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

Our stockholder's and our rights to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against our independent directors if they negligently cause us to incur losses.

Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to our stockholders.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders could be reduced and the value of our investments could decline.

If we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our Advisor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in the companies they sponsor.

Our Advisor has not made an equity investment in us. Therefore, our Advisor has little exposure to losses in the value of our stock. Without this exposure, our investors may be at a greater risk of loss because our Advisor do not have as much to lose from a decrease in the value of our stock as do those sponsors who make more significant equity investments in the companies they sponsor.

If we do not successfully implement our long-term liquidity strategy, our stockholders may have to hold their investment for an indefinite period.

Although we presently intend to provide long-term liquidity to our stockholders within seven years of the termination of our primary public offering, our charter does not require our board of directors to pursue such a liquidity event. Our board of directors will review our long-term liquidity strategy annually and a majority of our independent directors may decide to amend or suspend the strategy if it is deemed to be in the best interest of our stockholders to do so. Market conditions and other factors could cause us to delay the commencement of a liquidity event beyond 2018. If our board of directors does elect to pursue a liquidity strategy, we would be under no obligation to conclude the process within a set time. The timing of a listing of our shares on a national securities exchange, the sale of assets or other liquidity event will depend on real estate and financial markets, economic conditions in the areas in which properties are located, and federal income tax effects on stockholders, that may prevail in the future. If our board of directors were to adopt a plan of liquidation, we cannot guarantee that we would be able to liquidate all assets. After adoption of a plan of liquidation, we would remain in existence until all properties and assets are liquidated. If we do not pursue a liquidity event, or delay such an event due to market conditions, our stockholders' shares may continue to be illiquid and they may, for an indefinite period of time, be unable to convert their investment to cash easily and could suffer losses on their investment.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

In connection with the KKR Equity Commitment (as defined under Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview"), we have entered into an agreement (the "Transition Agreement") with our Advisor and the Investor that sets forth the terms for a transition to an internal management structure for the Company. The Transition Agreement requires that, unless the parties agree otherwise or certain third party consents cannot be obtained in time, the existing external advisory structure will remain in place upon substantially the same terms as currently in effect for a period of two years from its effective date, upon which time the advisory function will be internalized in accordance with procedures set forth in the Transition Agreement. If we internalize in accordance with the terms of the Transition Agreement, we would no longer bear the costs of the various fees we expect to pay to our advisor under the advisory agreement. However, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that we now expect to be paid by our advisor. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and funds from operations and may dilute your investment. We cannot currently estimate the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our net income per share and funds from operations per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

As currently organized, we will not directly employ any employees. If we, in accordance with the Transition Agreement, internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from effectively managing our portfolio of investments.

Risks Related to Conflicts of Interest

Our Advisor and its affiliates, including our officers, one of whom is also a director, may face conflicts of interest caused by compensation arrangements with us and other sponsored programs, which could result in actions that are not in the long-term best interests of our stockholders.

Our Advisor will receive substantial fees from us that are partially tied to the performance of our stockholders' investment. These fees could influence our Advisor's advice to us, as well as the judgment of our officers, one of whom is also a director. Among other matters, the compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our advisory agreement with the Advisor;
- public offerings of equity by us, which would likely entitle the Advisor to increased acquisition and asset-management fees;
- sales of properties and other investments (including, subject to the approval of our conflicts committee, sales to affiliates), which entitle the Advisor to disposition fees;
- acquisitions of properties and other investments, which entitle the Advisor to acquisition and asset-management fees, and, in the case of acquisitions of investments from other Advisor-sponsored programs, might entitle the Advisor to disposition fees and possible subordinated incentive fees in connection with its services for the seller;

- borrowings to acquire properties and other investments, which borrowings will increase the acquisition and asset-management fees payable to the Advisor;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our Advisor to a success-based listing fee but could also adversely affect its sales efforts for other programs if the price at which our stock trades is lower than the price at which we offered stock to the public; and
- whether and when we seek to sell the company or its assets, which sale could entitle our Advisor to success-based fees but could also adversely affect its sales efforts for other programs if the sales price for the company or its assets resulted in proceeds less than the amount needed to preserve our stockholders' capital.

Our Advisor will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make distributions and reduce the value of our stockholders' investments in us.

We rely on our Advisor to identify suitable investment opportunities. Our agreement with our Advisor does not restrict our Advisor from sponsoring or providing advisory services to other programs. Therefore, we may be buying properties at the same time as other entities that are affiliated with or sponsored by our Advisor. Other programs sponsored by our Advisor or its affiliates may also rely on our Advisor for investment opportunities. Many investment opportunities would be suitable for us as well as other programs. Our Advisor could direct attractive investment opportunities or tenants to other entities. Such events could result in our investing in properties that provide less attractive returns, thus reducing the level of distributions which we may be able to pay to stockholders and the value of their investments in us.

If we acquire properties from affiliates of our Advisor, the price may be higher than we would pay if the transaction was the result of arm's-length negotiations.

The prices we pay to affiliates of our Advisor for our properties will be equal to the prices paid by them, plus the costs incurred by them relating to the acquisition and financing of the properties or if the price to us is in excess of such cost, substantial justification for such excess will exist and such excess will be reasonable and consistent with current market conditions as determined by a majority of our independent directors. Substantial justification for a higher price could result from improvements to a property by the affiliate of our Advisor or increases in market value of the property during the period of time the property is owned by the affiliates of our Advisor as evidenced by an appraisal of the property. These prices will not be the subject of arm's-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated in an arm's-length transaction. Even though we will use an independent third-party appraiser to determine fair market value when acquiring properties from our Advisor and its affiliates, we may pay more for particular properties than we would have in an arm's-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

We may purchase properties from persons with whom our Advisor or its affiliates have prior business relationships and our Advisor's interest in preserving its relationship with these persons could result in us paying a higher price for the properties than we would otherwise pay.

We may have the opportunity to purchase properties from third parties, including affiliates of our directors who have prior business relationships with our Advisor or its affiliates. If we purchase properties from such third parties, our Advisor may experience a conflict between our interests and its interest in preserving any ongoing business relationship with these sellers.

Our Advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our Advisor, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

We may enter into joint venture agreements with third parties (including entities that are affiliated with our Advisor or our independent directors) for the acquisition or improvement of properties. Our Advisor may have conflicts of interest in determining which program should enter into any particular joint venture agreement.

The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Co-venturers may thus benefit to our and our stockholders' detriment.

Our Advisor and its affiliates receive fees and other compensation based upon our property acquisitions, the property we own and the sale of our properties and therefore our Advisor and its affiliates may make recommendations to us that we buy, hold or sell property in order to increase their compensation. Our Advisor will have considerable discretion with respect to the terms and timing of our acquisition, disposition and leasing transactions.

Our Advisor receives commissions, fees and other compensation based upon our investments. Therefore, our Advisor may recommend that we purchase properties that generate fees for our Advisor, but are not necessarily the most suitable investment for our portfolio. In some instances our Advisor may benefit by us retaining ownership of our assets, while our stockholders may be better served by sale or disposition. In other instances they may benefit by us selling the properties which may entitle our Advisor to disposition fees and possible success-based sales fees. In addition, our Advisor's ability to receive asset management fees and reimbursements depends on our continued investment in properties and in other assets which generate fees to them. Therefore, the interest of our Advisor in receiving fees may conflict with our interests.

If the competing demands for the time of our Advisor and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to our stockholders.

We do not have any employees. We rely on the employees of our Advisor for the day-to-day operation of our business. The amount of time that our Advisor spends on our business will vary from time to time and is expected to be more while we are raising money and acquiring properties. Our Advisor, including our officers, may have interests in other programs and may engage in other business activities. As a result, they may face conflicts of interest in allocating their time between us and other programs and activities in which they are involved. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. We expect that as our real estate activities expand, our Advisor will attempt to hire additional employees who would devote substantially all of their time to our business. There is no assurance that our Advisor will devote adequate time to our business. If our Advisor suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of these things occur, the returns on our investments, our ability to make distributions to stockholders and the value of their investments in us may suffer.

Our officers, one of whom is also a director, face conflicts of interest related to the positions they hold with our, which could hinder our ability to successfully implement our business strategy and to generate returns to our stockholders.

Our officers, one of whom is also a director, are also officers of our Advisor. As a result, they owe fiduciary duties to the entity's members, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to this other entity could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment, property management and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions our stockholders and to maintain or increase the value of our assets.

General Risks Related to Investments in Real Estate and Real-Estate Related Investments

Economic and regulatory changes that impact the real estate market may reduce our net income and the value of our properties.

By owning our stock, stockholders will be subjected to the risks associated with owning real estate. The performance of an investment in us is subject to, among other things, risks related to the ownership and operation of real estate, including but not limited to:

- worsening general or local economic conditions and financial markets could cause lower demand, tenant defaults, and reduced occupancy and rental rates, some or all of which would cause an overall decrease in revenue from rents;
- increases in competing properties in an area which could require increased concessions to tenants and reduced rental rates;
- increases in interest rates or unavailability of permanent mortgage funds which may render the sale of a property difficult or unattractive; and
- changes in laws and government regulations, including those governing real estate usage, zoning and taxes.

Some or all of the foregoing factors may affect our properties, which would reduce our net income, and our ability to make distributions to our stockholders.

A concentration of our investments in the healthcare sector may leave our profitability vulnerable to a downturn or slowdown in the sector.

We expect to concentrate our investments in the healthcare sector. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in the healthcare sector, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the healthcare sector could be more pronounced than if we had more fully diversified our investments.

Competition with third parties for properties and other investments may result in our paying higher prices for properties which could reduce our profitability and the return on investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, banks, insurance companies, other REITs, and real estate limited partnerships, many of which have greater resources than we do. Some of these investors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Any such increase would result in increased demand for these assets and increased prices. If competitive pressures cause us to pay higher prices for properties, our ultimate profitability may be reduced and the value of our properties may not appreciate or may decrease significantly below the amount paid for such properties. At the time we elect to dispose of one or more of our properties, we will be in competition with sellers of similar properties to locate suitable purchasers, which may result in us receiving lower proceeds from the disposal or result in us not being able to dispose of the property due to the lack of an acceptable return. This may cause our stockholders to experience a lower return on their investments in us.

The healthcare properties we own may derive a substantial portion of their income from third-party payors.

Most of our healthcare facilities will be directly affected by risks associated with the healthcare industry. Some of our lessees will derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations and are subject to frequent and substantial change. There are no assurances that payments from governmental payors will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs.

Failure to comply with government regulations could adversely affect our healthcare tenants and operators.

The healthcare industry is highly regulated by federal, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, regulators require compliance with a variety of safety, health, staffing and other requirements relating to the design and conditions of the licensed facility and quality of care provided. Additional laws and regulations may be enacted or adopted that could require changes in the design of properties and certain operations of our tenants and third-party operators. The failure of any tenant or operator to comply with such laws, requirements and regulations could affect a tenant's or operator's ability to operate the facilities that we own.

In some states, advocacy groups have been created to monitor the quality of care at health care facilities, and these groups have brought litigation against operators. Additionally, in some instances, private litigation by patients has succeeded in winning large demand awards for alleged abuses. The effect of this litigation and potential litigation has increased the costs of monitoring and reporting quality of care compliance incurred by our tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase as long as the present litigation environment affecting the operations of health care facilities continues. Continued cost increases could cause our tenants to be unable to pay their lease payments, decreasing our cash flow available for distribution.

Our tenants may be affected by the financial deterioration, insolvency and/or bankruptcy of other significant operators in the healthcare industry.

Certain companies in the healthcare industry, including some key senior housing operators, none of which are currently our tenants, are experiencing considerable financial, legal and/or regulatory difficulties which have resulted or may result in financial deterioration and, in some cases, insolvency and/or bankruptcy. The adverse effects on these companies could have a significant impact on the industry as a whole, including but not limited to negative public perception by investors, lenders and consumers. As a result, our tenants could experience the damaging financial effects of a weakened industry driven by negative industry headlines, ultimately making them unable to meet their obligations to us, and our business could be adversely affected.

We may be unable to complete development and re-development projects on advantageous terms.

As part of our investment plan, we intend to develop new and re-develop existing properties. Such activities involve significant risks that could adversely affect our financial condition, results of operations, cash flow and ability to make distributions on our common stock, which include:

- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;
- we may not be able to obtain financing for development projects on favorable terms and complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties and generating cash flow; and
- the properties may perform below anticipated levels, producing cash flow below budgeted amounts and limiting our ability to sell such properties to third parties or affiliates.

Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

We intend to acquire and develop real estate properties. In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. If our estimated return on investment proves to be inaccurate, it may fail to perform as we expected. With certain properties we plan to acquire, our business plan contemplates repositioning or redeveloping that property with the goal of increasing its cash flow, value or both. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is more fully leased. If one or more of these new properties do not perform as expected or we are unable to successfully integrate new properties into our existing operations, our financial performance and our ability to make distributions may be adversely affected.

Reduced occupancy levels could reduce our revenues from rents and our distributions to our stockholders and cause the value of our stockholders' investment in us to decline

The success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. In the event of tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. In the event of tenant default or bankruptcy, or lease termination or expiration, we may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to stockholders and the value of our stockholders' investment in us to decline.

Rising expenses at both the property and the company level could reduce our net income and our cash available for distribution to stockholders.

Our properties are subject to operating risks common to real estate in general, any or all of which may reduce our net income. If any property is not substantially occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties are subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. If we are unable to lease properties on a basis requiring the tenants to pay such expenses, we would be required to pay some or all of those costs which would reduce our income and cash available for distribution to stockholders.

Costs incurred in complying with governmental laws and regulations may reduce our net income and the cash available for distributions.

Our company and the properties we own are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Federal laws such as the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act govern such matters as wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. The properties we own and those we expect to acquire are subject to the Americans with Disabilities Act of 1990 which generally requires that certain types of buildings and services be made accessible and available to people with disabilities. These laws may require us to make modifications to our properties. Some of these laws and regulations impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Compliance with these laws and any new or more stringent laws or regulations may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. In addition, there are various federal, state and local fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Our properties may be affected by our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties. The presence of hazardous substances, or the failure to properly remediate these substances, may make it difficult or impossible to sell or rent such property. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investments in us.

Discovery of environmentally hazardous conditions may reduce our cash available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could be substantial and reduce our ability to make distributions and the value of our stockholders' investments in us.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash distributions to stockholders.

Our Advisor will attempt to obtain adequate insurance to cover significant areas of risk to us as a company and to our properties. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited.

Equity real estate investments are relatively illiquid. Therefore, we will have a limited ability to vary our portfolio in response to changes in economic or other conditions. In addition, the liquidity of real estate investments has been further reduced by the recent turmoil in the capital markets, which has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values. As a result of these factors we will also have a limited ability to sell assets in order to fund working capital and similar capital needs. When we sell any of our properties, we may not realize a gain on such sale. We may not elect to distribute any proceeds from the sale of properties to our stockholders; for example, we may use such proceeds to:

- purchase additional properties;
- repay debt, if any;
- buy out interests of any co-venturers or other partners in any joint venture in which we are a party;
- create working capital reserves; or
- make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time, generally two years, and comply with certain other requirements in the Internal Revenue Code.

Real estate market conditions at the time we decide to dispose of a property may be unfavorable which could reduce the price we receive for a property and lower the return on our stockholders' investments in us.

We intend to hold the properties in which we invest until we determine that selling or otherwise disposing of properties would help us to achieve our investment objectives. General economic conditions, availability of financing, interest rates and other factors, including supply and demand, all of which are beyond our control, affect the real estate market. We may be unable to sell a property for the price, on the terms, or within the time frame we want. Accordingly, the gain or loss on our stockholders' investments in us could be affected by fluctuating market conditions.

As part of otherwise attractive portfolios of properties, we may acquire some properties with existing lock-out provisions, which may inhibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Loan provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Loan provisions may prohibit us from reducing the outstanding indebtedness with respect to properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Loan provisions could impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our stock, relative to the value that would result if the loan provisions did not exist. In particular, loan provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If we sell properties by providing financing to purchasers of our properties, distribution of net sales proceeds to our stockholders would be delayed and defaults by the purchasers could reduce our cash available for distribution to stockholders.

If we provide financing to purchasers, we will bear the risk that the purchaser may default. Purchaser defaults could reduce our cash distributions to our stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed of or completion of foreclosure proceedings.

Actions of our joint venture partners could subject us to liabilities in excess of those contemplated or prevent us from taking actions which are in the best interests of our stockholders which could result in lower investment returns to our stockholders.

We have entered into joint ventures with other third parties to acquire or improve properties, and we may do so in the future. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when acquiring real estate directly, including, for example:

- joint venturers may share certain approval rights over major decisions;
- that such co-venturer, co-owner or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture;
- the possibility that our co-venturer, co-owner or partner in an investment might become insolvent or bankrupt;
- the possibility that we may incur liabilities as a result of an action taken by our co-venturer, co-owner or partner;

- that such co-venturer, co-owner or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT;
- disputes between us and our joint venturers may result in litigation or arbitration that would increase our expenses and prevent its officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable joint venture to additional risk; or
- that under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached which might have a negative influence on the joint venture.

These events might subject us to liabilities in excess of those contemplated and thus reduce our stockholders' investment returns. If we have a right of first refusal or buy/sell right to buy out a co-venturer, co-owner or partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture.

If we make or invest in mortgage loans as part of our plan to acquire the underlying property, our mortgage loans may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans and the return on our stockholders' investments in us.

If we make or invest in mortgage loans, we will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. To the extent we incur delays in liquidating such defaulted mortgage loans; we may not be able to obtain sufficient proceeds to repay all amounts due to us under the mortgage loan. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans. If the values of the underlying properties fall, our risk will increase because of the lower value of the security associated with such loans. In addition, interest rate fluctuations could reduce our returns as compared to market interest rates and reduce the value of the mortgage loans in the event we sell them.

Investments in real estate-related securities may be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

If we invest in certain real estate-related securities that we may purchase in connection with privately negotiated transactions, they will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our long-term stabilized portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life. Moreover, in the event of a borrower's default on an illiquid real estate security, the unsuitability for securitization and potential lack of recovery of our investment could pose serious risks of loss to our investment portfolio.

Delays in restructuring or liquidating non-performing real estate-related securities could reduce the return on our stockholders' investment.

If we invest in real estate-related securities, they may become non-performing after acquisition for a wide variety of reasons. Such non-performing real estate investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such real estate security, replacement "takeout" financing may not be available. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims and defenses, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may receive from an investment.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Depending on the nature of our portfolio, we believe that we and our Operating Partnership may be able to satisfy both tests above. With respect to the 40% test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. We expect that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Risks Associated with Debt Financing

We will use debt financing to acquire properties and otherwise incur other indebtedness, which will increase our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We have and expect to continue to acquire properties using debt financing. We intend to incur indebtedness up to 300% of our net assets (equivalent to 75% of the cost of our tangible assets), but upon a vote of the majority of our independent directors we may exceed this level of indebtedness. We may borrow funds for working capital requirements, tenant improvements, capital improvements, and leasing commissions. We may also borrow funds to make distributions including but not limited to funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income (excluding net capital gains) to our stockholders. We may also borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes or to avoid taxation on undistributed income or gain. To the extent we borrow funds; we may raise additional equity capital or sell properties to pay such debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service acquisition financing on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders' investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, the value of our stockholders' investments in us will be reduced. Liquidity in the global credit markets has been significantly contracted by market disruptions during the past two years, making it costly to obtain new debt financing, when debt financing is available at all. To the extent that market conditions prevent us from obtaining temporary acquisition financing on financially attractive terms, our ability to make suitable investments in commercial real estate could be delayed or limited. If we are unable to invest the proceeds from this offering in suitable real estate investments for an extended period of time, distributions to our stockholders may be suspended and may be lower and the value of investments in our shares could be reduced.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Advisor. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

High levels of debt or increases in interest rates could increase the amount of our loan payments, reduce the cash available for distribution to stockholders and subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

Our policies do not limit us from incurring debt. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. Interest we pay could reduce cash available for distribution to stockholders. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Federal Income Tax Risks

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to you.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to you. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may avoid the 100% tax on gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce the overall return to our stockholders.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders' investments in us.

If we borrow money to meet the REIT minimum distribution requirement or for other working capital needs, our expenses will increase, our net income will be reduced by the amount of interest we pay on the money we borrow and we will be obligated to repay the money we borrow from future earnings or by selling assets, which will decrease future distributions to stockholders.

To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our taxable income, excluding capital gains. We will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid (or deemed paid) by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to redeem our shares generally are not taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. We may decide to borrow funds in order to meet the REIT minimum distribution requirements even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. Distributions made in excess of our net income will generally constitute a return of capital to stockholders.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimus exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

If our operating partnership is classified as a "publicly-traded partnership" under the Internal Revenue Code, it could be subjected to tax on its income and the amount of distributions we make to our stockholders will be less.

We structured the operating partnership so that it would be classified as a partnership for federal income tax purposes. In this regard, the Internal Revenue Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Internal Revenue Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Internal Revenue Code would classify the operating partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or redemption of partnership units in our operating partnership. If the Internal Revenue Service were to assert successfully that our operating partnership is a "publicly traded partnership," and substantially all of the operating partnership's gross income did not consist of the specified types of passive income, the Internal Revenue Code would treat our operating partnership as an association taxable as a corporation. In such event, the character of our assets and items of gross income would change and would likely prevent us from qualifying and maintaining our status as a REIT. In addition, the imposition of a corporate tax on our operating partnership would reduce the amount of cash distributable to us from our operating partnership and therefore would reduce our amount of cash available to make distributions to our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Dividends payable by REITs do not qualify for the reduced tax rates.

The maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this rate. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Distributions to tax-exempt investors may be classified as unrelated business taxable income and tax-exempt investors would be required to pay tax on the unrelated business taxable income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, such that we are a "pension-held" REIT (which we do not expect to be the case);

- part of the income and gain recognized by a tax exempt investor with respect to our stock would constitute unrelated business taxable income if such investor incurs debt in order to acquire the common stock; and

- part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

Foreign investors may be subject to FIRPTA tax on the sale of our stock if we are unable to qualify as a "domestically controlled" REIT.

A foreign person disposing of a U.S. real property interest, including stock of a U.S. corporation whose assets consist principally of U.S. real property interests is generally subject to a tax, known as the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") tax, on the gain recognized on the disposition. Distributions that are attributable to gains from the disposition of US real property interests by a REIT are subject to FIRPTA tax for foreign investors as though they were engaged in a trade or business and the distribution constitutes income which is effectively connected with such a business. Such FIRPTA tax does not apply, if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the

REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot be sure that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our stock would be subject to FIRPTA tax, unless our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

As of December 31, 2012, our portfolio consists of 20 healthcare facilities. The following table provides summary information regarding our facilities.

Property Name	Location	Property Type	Percentage Equity Ownership	Date Acquired	Gross Square Feet	Purchase Price	Debt	Approximate Occupancy
		Senior Living Operations						
Caruth Haven Court	Highland Park, TX	Assisted-Living Facility	100%	01/22/09	74,647	$ 20,500,000	$ 9,677,000	97.0%
The Oaks Bradenton	Bradenton, FL	Assisted-Living Facility	100%	05/01/09	18,172	4,500,000	4,069,000	100.0%
GreenTree at Westwood	Columbus, IN	Assisted-Living Facility	100%	12/30/09	50,249	5,150,000	3,841,000	99.0%
Oakleaf Village Portfolio			80%	04/30/10		27,000,000	17,430,000	
Oakleaf Village at Lexington	Lexington, SC	Assisted-Living Facility			67,000			91.0%
Oakleaf Village at Greenville	Greenville, SC	Assisted-Living Facility			65,000			72.0%
Terrace at Mountain Creek	Chattanooga, TN	Assisted-Living Facility	100%	09/03/10	109,643	8,500,000	8,720,000	96.0%
Carriage Court of Hilliard	Hilliard, OH	Assisted-Living Facility	100%	12/22/10	69,184	17,500,000	13,751,000	92.0%
River's Edge of Yardley	Yardley, PA	Dementia and Memory Care Facility	100%	12/22/10	26,146	4,500,000	6,459,000	100.0%
Forestview Manor	Meredith, NH	Assisted-Living Facility	100%	01/14/11	34,270	10,750,000	8,720,000	100.0%
Woodland Terrace at the Oaks	Allentown, PA	Assisted-Living Facility	100%	04/14/11	50,400	9,000,000	6,277,000	89.0%
Amber Glen	Urbana, IL	Memory Care Facility	80%	08/31/12	26,146	13,622,000	8,620,000	99.0%
Mill Creek	Springfield, IL	Memory Care Facility	80%	08/31/12	34,270	12,356,000	8,321,000	98.0%
Hudson Creek	Bryan, TX	Memory Care Facility	80%	08/31/12	114,583	11,546,000	7,971,000	74.0%
Sugar Creek	Normal, IL	Memory Care Facility	80%	08/31/12	50,400	11,963,000	7,810,000	97.0%
		Triple Net Leased[1]						
Mesa Vista Inn Health Center	San Antonio, TX	Skilled Nursing Facility	100%	12/31/09	55,525	13,000,000	6,926,000	100.0%
Global Rehab Inpatient Rehab Facility	Dallas, TX	Inpatient Rehabilitation Facility	100%	08/19/10	40,828	14,800,000	7,349,000	100.0%
Rome LTACH Project	Rome, GA	Long-Term Acute Care Hospital	100%	01/12/10	52,944	18,900,000	13,385,000	100.0%
Littleton Specialty Rehabilitation Facility	Littleton, CO	Inpatient Rehabilitation Facility	90%	12/16/10	26,808	[2]	[2]	100.0%
		Medical Office Building[1]						
Hedgcoxe Health Plaza	Plano, TX	Medical Office Building	100%	12/22/10	32,109	9,094,000	5,574,000	100.0%
Physicians Center MOB	Bryan, TX	Medical Office Building	71.9%	04/02/12	114,583	[3]	[3]	68.0%
Total					1,112,907	$212,681,000	$144,900,000	

(1) The lease expiration dates on the triple net leased properties range from 2024 to 2027. The lease expiration dates for the medical office buildings range from 2013 to 2019. The leases that expire in 2013 on the medical office buildings represent less than 1% of total annual rent for the year ended December 31, 2012.

(2) Littleton Specialty Rehabilitation Facility, a development project and unconsolidated entity accounted for on the equity method, was completed in April 2012, and the single tenant began paying rent in July 2012, in accordance with the terms of the lease. Tenant operations commenced upon licensure of the facility in July 2012.

(3) On April 2, 2012, through a wholly owned subsidiary, the Company invested $2.5 million to acquire an interest in the Physicians Centre MOB along with Caddis Partners and related affiliates and a group of physician investors. This investment is accounted for on the equity method and discussed further in Note 6 to our Consolidated Financial Statements included in this report.

ITEM 3. LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we may become subject to legal proceeding, claims, or disputes. As of the date hereof, we are not a party to any pending legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

During the period covered by this report, there was no established public trading market for our shares of common stock.

On February 4, 2013, we announced an estimated per-share value of our common stock equal to $10.02 per share, calculated as of December 31, 2012. This estimate is being provided to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") Rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements.

In arriving at this estimate, our overall objective was to determine an estimated per-share value that is supported by a methodology and assumptions that are appropriate and that employ procedures and calculations that can be reliably repeated in future periods. In furtherance of this objective, we engaged an independent third-party commercial real estate valuation firm to appraise all of our real estate assets. Our Board of Directors, including all of the independent directors, reviewed the qualifications of the independent appraisers to appraise the Company's real estate portfolio and determined that such independent appraisers possess the experience and professional competence necessary to be relied upon as experts with respect to the valuation of the Company's real estate assets.

The independent appraisers' analyses, opinions, and conclusions were developed in conformity with the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute and in conformity with the Uniform Standards of Professional Appraisal Practice. The independent appraisers appraised each of our real estate assets individually.

Our Board of Directors also considered the qualifications of the Advisor, including its professional staff, and determined that the Advisor possesses the experience and professional competence necessary to be relied upon as an expert with respect to the valuation of the Company's assets and liabilities and the shares of our common stock. Our Board of Directors reviewed the report prepared by our Advisor which recommended an estimated per-share value, and considering all information provided in light of its own knowledge regarding our assets and unanimously agreed upon an estimated value of $10.02 per share, which is consistent with the recommendations of our Advisor and the independent appraisers appraisals.

Our estimated per-share value was calculated by aggregating the value of our real estate as appraised at September 30, 2012 and the December 31, 2012 estimated fair value of our other assets, subtracting the estimated fair value of our liabilities at December 31, 2012, adjusting the valuations for interests in joint ventures on selected assets, and dividing the total by the number of our common shares outstanding as of December 31, 2012. Our estimated aggregate share value is the same as our net asset value. It does not reflect any portfolio premium.

Calculation:

As of December 31, 2012, our estimated per-share value was calculated as follows:

Real estate assets	$ 21.96[1]
Debt	(12.54)[2]
Other	.60[3]
Estimated net asset value per-share	$ 10.02
Estimated enterprise value premium	None assumed
Total estimated per-share value	$ 10.02

(1) Our real estate assets were appraised as of September 30, 2012, using valuation methods that we believe are typically used by investors for properties similar to ours, including capitalization of the property net operating income, comparison with sales of similar properties and a cost approach. We do not believe

that there have been any material changes between September 30, 2012 and December 31, 2012 in the values of our real estate assets. Primary emphasis was placed on the direct capitalization analysis, with the other approaches used to confirm the reasonableness of the value conclusion. Using this methodology, the appraised value of our real estate assets reflects an overall increase from original purchase price, exclusive of acquisition costs, plus post-acquisition capital investments, of 21.0%. We believe that the assumptions employed in the property appraisals are reasonable and within the ranges used for properties similar to ours and held by investors with similar expectations to our investors. However, a change in the assumptions utilized by the independent appraisers would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, a change in the assumed capitalization rate by 0.25% would yield a change in our net asset value of approximately $0.55 per share.

Based upon the property net operating income for our properties as estimated by the independent appraisers, the aggregate appraised value of the portfolio is $281,300,000.

(2) The fair value of our debt instruments was estimated using discounted cash flow models, which incorporate assumptions that we believe reflect the terms currently available on similar borrowing arrangements to borrowers with credit profiles similar to ours.

(3) The fair value of our non-real estate assets and liabilities is estimated to materially reflect book value given their typically short-term (less than 1 year) settlement periods. Such adjustment also includes the effect of ownership of certain of our properties by joint venture partners.

Our estimated per-share value of $10.02 as of December 31, 2012 has been positively affected by the performance of our portfolio. We plan to enhance this performance with value added asset management strategies and partnering with our senior-living property operators.

We plan to update our estimated per-share value on an annual basis.

Limitations and Risks

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete (see the footnotes to the table above). Different parties with different assumptions and estimates could derive a different estimated per-share value. Accordingly, with respect to our estimated per-share value, we can provide no assurance that:

- a stockholder would be able to realize this estimated value per share upon attempting to resell his or her shares;
- we would be able to achieve, for our stockholders, the estimated value per share, upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with another company; or
- the estimated share value or the methodologies relied upon to estimate the share value, will be found by any regulatory authority to comply with FINRA, ERISA, or any other regulatory requirements.

Furthermore, the estimated value of our shares was calculated as of a particular point in time. The value of our shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and attributes specific to the properties within our portfolio.

Stock Repurchase Program

In 2007, our board of directors adopted a stock repurchase program that enabled our stockholders to sell their stock to us in limited circumstances, as described below. Effective May 29, 2011, our board of directors suspended this program for all repurchases except repurchases due to death of stock holders. Our directors may elect not to reinstate the repurchase program or to reinstate it under different repurchase terms than those previously in effect.

During the twelve months ended December 31, 2012, we redeemed shares pursuant to our stock repurchase program as follows:

Period	Total Number of Shares Redeemed[1]	Average Price Paid per Share
January	33,008	$9.98
February	0	$ 0
March	0	$ 0
April	9,203	$9.00
May	17,582	$9.00
June	0	$ 0
July	0	$ 0
August	3,000	$9.00
September	13,500	$9.00
October	4,563	$9.00
November	0	$ 0
December	28,083	$9.02
	108,939	

(1) Prior to the suspension of our stock repurchase program on May 29, 2011, our stockholders who had held their stock for at least one year were able, under certain circumstances, to have all or any portion of their shares redeemed in accordance with the procedures outlined in the prospectus relating to the shares they purchased.

During the year ended December 31, 2012, we redeemed an aggregate of 108,939 shares of common stock for approximately $1,014,000 ($9.31 per share). During the year ended December 31, 2012, we received requests to repurchase a total of 113,439 shares pursuant to the program. Stock redemption requests related to 4,500 shares were not fulfilled because such shares were not eligible for redemption under the terms of the program. We have funded share redemptions with proceeds from our public offerings.

Our board of directors reserves the right in its sole discretion at any time and from time to time, upon 30 days prior notice to our stockholders, to amend, reinstate or terminate our stock repurchase program.

Stockholders

As of March 11, 2013, we had approximately 12.8 million shares of common stock outstanding held by 3,606 stockholders of record.

Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our shareholders each taxable year equal to at least 90% of our net ordinary taxable income. Until proceeds from our public offerings are invested and generating operating cash flow sufficient to make distributions to stockholders, we may pay all or a substantial portion of our distributions from the proceeds of our offerings and or from borrowings in anticipation of future cash flow. Our board generally declares distributions on a quarterly basis, which are paid on a quarterly basis. Monthly distributions are paid based on daily record dates so our investor will be entitled to be paid distributions beginning on the day that they purchase shares.

In 2007, we adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them, invested in additional shares of our common stock at their election. We registered 10,000,000 shares of our common stock for sale pursuant to the distribution reinvestment plan. As of December 31, 2012 and December 31, 2011, 551,000 and 551,000 shares, respectively, had been issued under the distribution reinvestment plan.

On April 29, 2011, we informed our stockholders that our Independent Directors Committee had directed us to suspend our offering, our dividend reinvestment plan and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee consideration of various strategic alternatives to enhance our stockholders' value. As a result, we suspended our distribution reinvestment plan effective as of May 10, 2011.

During the years ended December 31, 2012 and 2011, we paid distributions, including any distributions reinvested, aggregating approximately $3.2 million and $5.3 million, respectively to our stockholders. From October 16, 2006 (date of inception) to December 31, 2012, distributions declared were approximately $18.5 million. Of this amount, $5.2 million has been reinvested through our dividend reinvestment plan and $11.7 million has been paid in cash to stockholders. Since inception, we have experienced a cumulative positive cash flow from operations of approximately $1.5 million. Accordingly, from our inception to date, our total distributions have exceeded our cash flows from operations.

The following table shows the distributions declared on daily record dates for each day during the period from January 1, 2011 through December 31, 2012, aggregated by quarter. The cash flow from operations amounts reflect restatement for the correction of errors. See Note 17 "Corrections to Prior Period financial statements" of Notes to Consolidated Financial Statements.

	Distributions Declared			Cash Flow from
Period	Cash	Reinvested	Total	Operations
First quarter 2011	$1,152,000	$1,124,000	$2,276,000	$2,312,000
Second quarter 2011	2,436,000	—	2,436,000	(637,000)
Third quarter 2011	817,000	—	817,000	1,116,000
Fourth quarter 2011	814,000	—	814,000	51,000
	$5,219,000	$1,124,000	$6,343,000	$2,842,000
First quarter 2012	$ 801,000	—	$ 801,000	$1,277,000
Second quarter 2012	799,000	—	799,000	214,000
Third quarter 2012	807,000	—	807,000	2,930,000
Fourth quarter 2012	1,533,000	—	1,533,000	1,628,000
	$3,940,000	—	$3,940,000	$6,049,000

Effective October 1, 2012, our board of directors declared distributions for daily record dates occurring in the fourth quarter of 2012 in amounts per share that, if declared and paid each day for a 365-day period, would equate to an annualized rate of $.475 per share (4.75% based on share price of $10.00). Until proceeds from our offering are fully invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow, reducing the amount of funds that would otherwise be available for investment.

The declaration of distributions is at the discretion of our board of directors and our board will determine the amount of distributions on a regular basis. The amount of distributions will depend on our funds from operations, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors our board of directors deems relevant. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Recent Sales of Unregistered Securities

We did not sell any equity securities that were not registered under the Securities Act of 1933 during the period covered by this Form 10-K.

Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans required for this item is incorporated by reference from our definitive Proxy Statement to be filed in connection with our 2012 annual meeting of stockholders.

ITEM 6. SELECTED FINANCIAL DATA

The following should be read with the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto.

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Balance Sheet Data:					
Total assets	$231,230,000	$173,085,000	$158,955,000	$58,340,000	$7,972,000
Investments in real estate, net	$189,736,000	$127,827,000	$114,642,000	$40,888,000	$ —
Notes payable	$145,364,000	$ 85,978,000	$ 72,204,000	$20,260,000	$ —
Stockholders' equity	$ 77,909,000	$ 80,859,000	$ 81,691,000	$34,198,000	$5,369,000

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Operating Data:					
Revenues	$ 48,633,000	$ 39,845,000	$ 17,822,000	$ 6,661,000	$ —
Property operating and maintenance	$ 29,941,000	$ 25,317,000	$ 11,133,000	$ 5,172,000	$ —
General and administrative expense	$ 1,783,000	$ 3,668,000	$ 2,396,000	$ 1,206,000	$ 875,000
Net loss	$ (810,000)	$ (5,393,000)	$ (6,471,000)	$ (4,149,000)	$(1,227,000)
Noncontrolling interest	$ 72,000	$ (61,000)	$ (152,000)	$ 15,000	$ (121,000)
Net loss attributable to common stockholders	$ (882,000)	$ (5,332,000)	$ (6,319,000)	$ (4,164,000)	$(1,106,000)
Net loss per common share attributable to common stockholders, basic and diluted(1)	$ (0.07)	$ (0.42)	$ (0.89)	$ (2.08)	$ (12.90)
Dividends declared	$ 3,940,000	$ 6,343,000	$ 6,111,000	$ 1,963,000	$ 185,000
Dividends per common share(2)	$ 0.31	$ 0.50	$ 0.75	$ 0.75	$ 0.29
Weighted average number of shares outstanding(1) Basic and diluted	12,871,670	12,704,733	7,090,146	1,999,747	85,743
Other Data:					
Cash flows provided by (used in) operating activities	$ 6,049,000	$ 2,842,000	$ (3,100,000)	$ (2,923,000)	$(1,270,000)
Cash flows used in investing activities	$(21,070,000)	$(21,700,000)	$(57,822,000)	$(34,348,000)	$ (385,000)
Cash flows provided by financing activities	$ 8,556,000	$ 17,112,000	$ 75,740,000	$ 44,722,000	$ 9,019,000

(1) Net loss and dividends per share are based upon the weighted average number of shares of common stock outstanding.

(2) Dividend per common share is calculated based on days outstanding during the year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this Form 10-K. See also "Special Note about Forward Looking Statements" preceding Item 1 of this report.

Overview

We were incorporated on October 16, 2006 for the purpose of engaging in the business of investing in and owning commercial real estate. We intend to invest primarily in investment real estate including health care properties and other real estate related assets located in markets in the United States. As of December 31, 2012, we had raised approximately $127.0 million of gross proceeds from the sale of approximately 12.7 million shares of our common stock in our initial and follow-on public offerings.

On April 29, 2011, we informed our stockholders that our Independent Directors Committee had directed us to suspend our follow-on offering, our dividend reinvestment program and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee's evaluation of various strategic alternatives to enhance our stockholders' value. On October 18, 2011, we announced that the Independent Directors Committee had concluded its analysis of strategic alternatives for the Company and determined that the Company is well positioned as an investment program with a continued focus on healthcare real estate. The Independent Directors Committee identified strategies in its evaluation process that it believes will enhance this position. As of December 31, 2012, sales pursuant to our follow-on offering remained suspended, and on February 4, 2013 the initial two-year primary offering period for our follow-on offering concluded. We may decide to offer shares pursuant to our follow-on offering in the future, either in a primary offering or pursuant to our dividend reinvestment plan, at which time we would file an amendment to the follow-on offering registration statement. Under no circumstances could the primary offering period for the follow-on offering extend beyond August 3, 2014, however we could continue to offer shares pursuant to our distribution reinvestment plan beyond that date.

Effective January 1, 2012, our business is managed by Sentio Investments, LLC (the "Advisor"), under the terms of the 2012 Advisory Agreement, as amended January 1, 2013. Prior to January 1, 2012, Cornerstone Leveraged Realty Advisors, LLC was our advisor (the "Prior Advisor") under the terms of the Company's Advisory Agreement with the Prior Advisor (the "2011 Advisory Agreement"). Our revenues, which are comprised largely of rental income, include rents reported on a straight-line basis over the initial term of the lease. Our growth depends, in part, on our ability to (i) increase rental income and other earned income from leases by increasing rental rates and occupancy levels; and (ii) control operating and other expenses, including maximizing tenant recoveries as provided for in lease structures. Our operations are impacted by property specific, market specific, general economic and other conditions.

Subsequent to December 31, 2012, we entered into a series of agreements with Sentinel RE Investment Holdings LP (the "Investor"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR") for the purpose of obtaining up to a $150 million of equity funding to be used to finance future real estate acquisitions (such agreements, collectively, the "KKR Equity Commitment"). Pursuant to the KKR Equity Commitment, we may issue and sell to the Investor and its affiliates on a private placement basis from time to time over a period of two to three years, up to $150 million in aggregate issuance amount of shares of newly issued Series A Preferred Stock, newly issued Series C Preferred Stock and newly issued Series B Convertible Preferred Units of our operating partnership.

In connection with the KKR Equity Commitment we entered into an agreement with our Advisor and the Investor (the "Transition Agreement") that sets forth the terms for a transition to an internal management structure for the Company. The Transition Agreement requires that, unless the parties agree otherwise or certain third party consents cannot be obtained in time, the existing external advisory structure will remain in place upon substantially the same terms as currently in effect for a period of two years from the Transition Agreement date, upon which time the advisory function will be internalized in accordance with procedures set forth in the Transition Agreement. The terms of the KKR Equity Commitment and the related agreements are described in further detail in Note 18 to our Consolidated Financial Statements included in this report.

Restatement of Previously Issued Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations in both tabular and textual form as it relates to the year ended December 31, 2011 has been updated to reflect the effects of the restatement described in Note 17 of the Consolidated Financial Statements in Part II — Item 8, "Financial Statements and Supplementary Data."

Highlights for the Twelve Months Ended December 31, 2012

- Commencing on January 1, 2012, our business is managed by Sentio Investments, LLC. Concurrently, we changed our name to Sentio Healthcare Properties, Inc. and relocated our corporate headquarters to Orlando, FL in January 2012.
- We made the following investments during 2012:
  - In April of 2012, we acquired our joint venture partners' interests in the Rome, GA LTACH facility for approximately $5.2 million. Subsequent to the acquisition we own 100% of this investment.
  - On April 2, 2012, through a wholly owned subsidiary, we invested $2.5 million to acquire a 71.9% joint venture interest in the Physicians Centre MOB along with Caddis Partners and its affiliates and a group of physician investors.
  - On August 31, 2012, through wholly-owned subsidiaries, we invested approximately $13.4 million to acquire an 80% joint venture interest in the Leah Bay portfolio of four assisted living facilities located in Illinois and Texas.
- We refinanced $49.1 million of debt, including the debt refinanced in connection with the acquisition of our partners' interests in the Rome, GA LTACH facility, securing $64.5 million of loan proceeds at a weighted average annual interest rate of 4.6%.
- Effective October 1, 2012, our board of directors declared distributions for daily record dates occurring in the fourth quarter of 2012 in amounts per share that, if declared and paid each day for a 365-day period, would equate to an annualized rate of $.475 per share (4.75% based on share price of $10.00).

Results of Operations

As of December 31, 2012, we operated in three reportable business segments: senior living operations, triple-net leased properties, and medical office building ("MOB") properties. Our senior living operations segment invests in and operates assisted living, memory care and other senior housing communities located in the United States. We engage independent third party managers to operate these properties. Our triple-net leased properties segment invests in healthcare properties in the United States leased under long term "triple-net" or "absolute-net" leases, which require the tenants to pay all property-related expenses. Our MOB segment invests in medical office buildings and leases those properties to healthcare providers under long term "full service" leases which may require tenants to reimburse property related expenses to us.

We purchased our first property in January 2009, and as of December 31, 2012, we owned 20 properties. For the years ended December 31, 2012, 2011 and 2010, our investments by segment were as follows:

Segment	2012	2011	2010
Senior living	14	10	8
Medical office building	1	1	1
Triple-net leased	3	2	2
Unconsolidated joint ventures	2	2	2

In April 2012, we acquired our partners' joint venture interests in the Rome LTACH facility and began consolidating the investment. We also acquired a 72% joint venture interest in Physicians Centre MOB in April 2012. On August 31, 2012 we acquired an 80% joint venture interest in four memory care facilities. Physicians Centre is accounted for as an unconsolidated joint venture.

In January 2011, we acquired the Forestview Manor assisted living facility and in April 2011, we acquired the Woodland Terrace of the Oaks assisted living facility. During 2010, we acquired an 80% joint venture interest in two assisted living facilities in April, an assisted living facility in September, two assisted living facilities in December, a medical facility in August, a medical office building in December and development medical properties in January and December. The two development properties were both accounted for as unconsolidated joint ventures until we acquired our partners' interests in one, the Rome LTACH facility in April 2012.

The results of our operations for the twelve months ended December 31, 2012, 2011 and 2010 are affected by our acquisitions and consolidations that have occurred during the periods.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Years Ended December 31,			
	2012	2011	$ Change	% Change
Net operating income, as defined[1]				
Senior living operations	$13,090,000	$10,549,000	$ 2,541,000	24%
Triple-net leased properties	4,743,000	3,225,000	1,518,000	47%
Medical office building	859,000	754,000	105,000	14%
Total portfolio net operating income	$18,692,000	$14,528,000	$ 4,164,000	29%
Reconciliation to net loss:				
Net operating income, as defined[1]	$18,692,000	$14,528,000	$ 4,164,000	29%
Unallocated (expenses) income:				
General and administrative expenses	(1,783,000)	(3,668,000)	(1,885,000)	(51)%
Asset management fees and expenses	(2,152,000)	(1,617,000)	535,000	33%
Real estate acquisitions costs and contingent consideration	(1,387,000)	(1,573,000)	(186,000)	(12)%
Depreciation and amortization	(7,095,000)	(7,134,000)	(39,000)	(1)%
Interest expense, net	(6,960,000)	(5,599,000)	1,361,000	24%
Loss on debt extinguishment and other expense	(1,179,000)	—	1,179,000	100%
Equity in loss from unconsolidated entities	(228,000)	(330,000)	(102,000)	(31)%
Gain on remeasurement of investment in unconsolidated entity	1,282,000	—	1,282,000	100%
Net loss	$ (810,000)	$ (5,393,000)	$(4,583,000)	(85)%

(1) Net operating income is defined as total revenue less property operating and maintenance expenses. We use net operating income to evaluate the operating performance of our real estate investments and to make decisions concerning the operation of the property. We believe that net operating income is useful to investors in understanding the value of income-producing real estate. Net income is the GAAP measure that is most directly comparable to net operating income; however, net operating income should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses. Additionally, net operating income as we define it may not be comparable to net operating income as defined by other REITs or companies.

Senior Living Operations

Total revenue for senior living operations includes rental revenue and resident fees and service income. Property operating and maintenance expenses include labor, food, utilities, marketing, management and other property operating costs. Net operating income for the year ended December 31, 2012 increased to $13.1 million from $10.5 million for the year ended December 31, 2011. The increase is primarily due to the completion of renovations and lease up of Woodland Terrace at the Oaks and the acquisition and consolidation of the Leah Bay joint venture in August of 2012, as well as the increase in rental revenue and resident services and fee income for other properties.

	Years Ended December 31,			
	2012	2011	$ Change	% Change
Senior Living Operations – Net operating income				
Total revenues				
Rental revenue	$27,535,000	$26,710,000	$ 825,000	3%
Resident services and fee income	13,981,000	7,894,000	6,087,000	77%
Tenant reimbursement and other income	408,000	313,000	95,000	30%
Less:				
Property operating and maintenance expenses	28,834,000	24,368,000	4,466,000	18%
Total portfolio net operating income	$13,090,000	$10,549,000	$2,541,000	24%

Triple-Net Leased Properties

Total revenue for triple-net leased properties includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include insurance and property taxes and other operating expenses reimbursed by our tenants. Net operating income increased to $4.7 million for the year ended December 31, 2012 compared to $3.2 million for the year ended December 31, 2011, primarily due to the acquisition of a controlling interest in the Rome LTACH in April 2012. As a result of this acquisition, Rome LTACH operations after the date of the acquisition are consolidated in our financial statements and included in the operations of our triple-net leased segment for the December 31, 2012 period. In the comparable period of 2011, Rome LTACH was accounted for as an equity method investment and its operating results were not included in our triple-net leased properties segment.

	Years Ended December 31,			
	2012	2011	$ Change	% Change
Triple-Net Leased Properties – Net operating income				
Total revenues				
Rental revenue	$4,742,000	$3,236,000	$1,506,000	47%
Tenant reimbursement and other income	807,000	597,000	210,000	35%
Less:				
Property operating and maintenance expenses	806,000	608,000	198,000	33%
Total portfolio net operating income	$4,743,000	$3,225,000	$1,518,000	47%

Medical Office Buildings

Total revenue for medical office buildings includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include utilities, repairs and maintenance, insurance and property taxes. Net operating income increased to $0.9 million for the year ended December 31, 2012, compared to $0.8 million for the year ended December 31, 2011. A new tenant in 2012, increases in lease rates and tenant reimbursements and lower property tax expense resulting from a favorable property tax appeal resulted in higher 2012 net operating income.

	Years Ended December 31,			
	2012	2011	$ Change	% Change
Medical Office Buildings – Net operating income				
Total revenues				
Rental revenue	$846,000	$805,000	$ 41,000	5%
Tenant reimbursement and other income	314,000	290,000	24,000	8%
Less:				
Property operating and maintenance expenses	301,000	341,000	(40,000)	(12)%
Total portfolio net operating income	$859,000	$754,000	$105,000	14%

Unallocated (expenses) income

General and administrative expenses decreased to $1.8 million for the year ended December 31, 2012 from $3.7 million for the year ended December 31, 2011. The decrease is primarily due to 2011 nonrecurring expenses incurred in connection with the Company's evaluation of strategic alternatives (approximately $1.3 million) and the elimination of expense reimbursements paid to the Prior Advisor under the terms of the 2011 Advisory Agreement (approximately $1.1 million). Non-recurring expenses include consulting, legal, accounting and costs related to board of directors and committee meetings. The 2011 Advisory Agreement included a provision for the reimbursement of expenses, including personnel and related employment and administrative costs to the Prior Advisor, while the 2012 Advisory Agreement does not have such a provision.

Asset management fees and expense increased to $2.2 million for the year ended December 31, 2012 from $1.6 million in 2011, as a result of the change in calculation of asset management fees provided for in the 2012 Advisory Agreement and increased assets under management during 2012. Real estate acquisition costs and contingent consideration and depreciation and amortization were comparable for the years ended December 31, 2012 and 2011. Real estate acquisition costs in 2012 consisted primarily of costs associated with the acquisition of the Leah Bay Joint Venture and the minority interest in the Rome LTACH property, while 2011 real estate acquisition costs consisted of fees paid to the Prior Advisor for the acquisition of Forestview Manor, Woodland Terrace at the Oaks and upon the receipt of offering proceeds, acquisition costs paid directly to third-parties and an earn out provision related to GreenTree at Westwood. A portion of the acquisition fees due to our Prior Advisor were paid upon receipt of offering proceeds and the balance was paid at the time of investment acquisition.

Interest expense, net, for the year ended December 31, 2012 increased to $7.0 million from $5.6 million for the year ended December 31, 2011, due to real estate acquisitions and the related assumption of debt in 2012 and higher balances on refinanced loans, partially offset by lower interest rates. Other expense in 2012 represents the loss associated with the refinancing of the loan on the Carriage Court at Hilliard property that was completed in October 2012. This transaction was deemed to be an extinguishment of debt, and accordingly, the prepayment penalty paid to the lender in connection with the refinancing was expensed.

The 2012 equity in loss from unconsolidated joint ventures related primarily to the operations of the Physicians Centre MOB joint venture purchased in April 2012, while the 2011 loss relates to the operations of Rome LTACH joint venture in which we acquired a controlling interest in April 2012 and which, as a result, was consolidated in the second quarter of 2012.

Our equity interest in the Rome LTACH joint venture was revalued in connection with the acquisition of our partners' joint venture interests resulting in a $1.3 million gain on remeasurement.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Years Ended December 31,			
	2011	2010	$ Change	% Change
Net operating income, as defined[1]				
Senior living operations	$10,549,000	$ 4,361,000	$ 6,188,000	142%
Triple-net leased properties	3,225,000	2,302,000	923,000	40%
Medical office building	754,000	26,000	728,000	2800%
Total portfolio net operating income	$14,528,000	$ 6,689,000	$ 7,839,000	117%
Reconciliation to net loss:				
Net operating income, as defined[1]	$14,528,000	$ 6,689,000	$ 7,839,000	117%
Unallocated (expenses) income:				
General and administrative expenses	(3,668,000)	(2,396,000)	1,272,000	53%
Asset management fees and expenses	(1,617,000)	(1,030,000)	587,000	57%
Real estate acquisitions costs and contingent consideration	(1,573,000)	(3,273,000)	(1,700,000)	(52)%
Depreciation and amortization	(7,134,000)	(4,072,000)	3,062,000	75%
Interest expense, net	(5,599,000)	(2,356,000)	3,243,000	138%
Other expense	—	(33,000)	(33,000)	(100)%
Equity in income (loss) from unconsolidated entities	(330,000)	—	330,000	100%
Net loss	$(5,393,000)	$(6,471,000)	$(1,078,000)	(17)%

(1) Net operating income is defined as total revenue less property operating and maintenance expenses. We use net operating income to evaluate the operating performance of our real estate investments and to make decisions concerning the operation of the property. We believe that net operating income is useful to investors in understanding the value of income-producing real estate. Net income is the GAAP measure that is most directly comparable to net operating income; however, net operating income should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses. Additionally, net operating income as we define it may not be comparable to net operating income as defined by other REITs or companies.

Senior Living Operations

Total revenue for senior living operations includes rental revenue and resident fees and service income. Property operating and maintenance expenses include labor, food, utilities, marketing, management and other property operating costs. Net operating income for the year ended December 31, 2011 increased to $10.5 million from $4.4 million for the year ended December 31, 2010. The increase was primarily due to the acquisitions of Forestview Manor and Woodland Terrace at the Oaks, completed during 2011.

	Years Ended December 31,			
	2011	2010	$ Change	% Change
Senior Living Operations – Net operating income				
Total revenues				
Rental revenue	$26,710,000	$12,150,000	$14,560,000	120%
Resident services and fee income	7,894,000	2,738,000	5,156,000	188%
Tenant reimbursement and other income	313,000	305,000	8,000	3%
Less:				
Property operating and maintenance expenses	24,368,000	10,832,000	13,536,000	125%
Total portfolio net operating income	$10,549,000	$ 4,361,000	$ 6,188,000	142%

Triple-Net Leased Properties

Total revenue for triple-net leased properties includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include insurance and property taxes and other operating expenses reimbursed by our tenants. Net operating income increased to $3.2 million for the year ended December 31, 2011, compared to $2.3 million for the year ended December 31, 2010, due to the acquisitions completed in August of 2010.

	Years Ended December 31,			
	2011	2010	$ Change	% Change
Triple-Net Leased Properties – Net operating income				
Total revenues				
Rental revenue	$3,236,000	$2,321,000	$915,000	39%
Tenant reimbursement and other income	597,000	279,000	318,000	114%
Less:				
Property operating and maintenance expenses	608,000	298,000	310,000	104%
Total portfolio net operating income	$3,225,000	$2,302,000	$923,000	40%

Medical Office Buildings

Total revenue for medical office buildings includes rental revenue and expense reimbursements from tenants. Property operating and maintenance expenses include utilities, repairs and maintenance, insurance and property taxes. Net operating income increased to $754,000 for the year ended December 31, 2011, from $26,000 compared to the year ended December 31, 2010, due to acquisitions completed in December 2010.

	Years Ended December 31,			
	2011	2010	$ Change	% Change
Medical Office Buildings – Net operating income				
Total revenues				
Rental revenue	$805,000	$23,000	$782,000	3400%
Tenant reimbursement and other income	290,000	6,000	284,000	4733%
Less:				
Property operating and maintenance expenses	341,000	3,000	338,000	11267%
Total portfolio net operating income	$754,000	$26,000	$728,000	2800%

Unallocated (expenses) income

General and administrative expenses increased to $3.7 million for the year ended December 31, 2011 from $2.4 million for the year ended December 31, 2010. The increase was primarily due to nonrecurring expenses incurred as part of the Company's evaluation of strategic alternatives. These expenses included consulting, legal, accounting and income tax expenses, as well as costs related to board of directors and committees meeting and director and officer insurance costs.

As a result of the acquisitions in December 2010, January 2011 and April 2011, asset management fees and expenses for the years ended December 31, 2011 and 2010 increased to $1.6 million from $1.0 million and depreciation and amortization for the same periods increased to $7.1 million from $4.1 million.

For the years ended December 31, 2011 and 2010 real estate acquisition costs, consisting of fees paid to our Prior Advisor and third-party expenses, were $1.6 million and $3.3 million, respectively. The 2011 decrease in acquisition fees is due to reduced proceeds from our public offering and closing fewer acquisitions in 2011, because the Company's offering activities were suspended in April 2011, partially offset by higher earn out and joint venture promote costs. A portion of acquisition fees due to our Prior Advisor were paid upon receipt of offering proceeds and the balance was paid at the time of investment acquisition.

Interest expense, net, for the year ended December 31, 2011 increased to $5.6 million from $2.4 million for the year ended December 31, 2010 due to increased real estate acquisition financing in December 2010, January 2011 and April 2011.

Liquidity and Capital Resources

On April 29, 2011, we informed our stockholders that our Independent Directors Committee had directed us to suspend our public offering of common stock, our dividend reinvestment program and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with their consideration of various strategic alternatives to enhance our stockholders' value. On October 18, 2011, we announced that the Independent Directors Committee had concluded its analysis of strategic alternatives for the Company and determined that the Company is well positioned as an investment program with a continued focus on healthcare real estate. The Independent Directors Committee identified strategies in its evaluation process that it believes will enhance this position. As of December 31, 2012, sales pursuant to our follow-on offering remained suspended, and on February 4, 2013 the initial two-year primary offering period for our follow-on offering concluded. We may decide to offer shares pursuant to our follow-on offering in the future, either in a primary offering or pursuant to our dividend reinvestment plan, at which time we would file an amendment to the follow-on offering registration statement. Under no circumstances could the primary offering period for the follow-on offering extend beyond August 3, 2014, however we could continue to offer shares pursuant to our distribution reinvestment plan beyond that date.

Subsequent to December 31, 2012, we entered into the KKR Equity Commitment for the purpose of obtaining up to $150 million of equity funding to be used to finance future real estate acquisitions. Pursuant to the KKR Equity Commitment, we may issue and sell to the Investor and its affiliates on a private placement basis from time to time over a period of two to three years, up to $150 million in aggregate issuance amount of shares of newly issued Series A Preferred Stock, newly issued Series C Preferred Stock and newly issued Series B Convertible Preferred Units of our operating partnership.

We expect that primary sources of capital over the long-term will include net proceeds from the sale of our capital stock, the sale of preferred units of partnership interest in our operating partnership in accordance with the terms of the KKR Equity Commitment, debt financing, and net cash flows from operations. We expect that our primary uses of capital will be for property acquisitions, including promote monetization payments, for the payment of tenant improvements and capital improvements for the payment of operating expenses, including interest expense on any outstanding indebtedness, reducing outstanding indebtedness and for the payment of distributions.

We intend to own our core plus properties with low to moderate levels of debt financing. We will incur moderate to high levels of indebtedness when acquiring our value-added and opportunistic properties and possibly other real estate investments. For our stabilized core plus properties, our long-term goal will be to use low to moderate levels of debt financing with leverage ranging from 50% to 65% of the value of the asset. For the value-added and opportunistic properties, our goal will be to acquire and develop or redevelop these properties using moderate to high levels of debt financing with leverage ranging from 65% to 75% of the cost of the asset. Once these value-added and opportunistic properties are developed, redeveloped and stabilized with tenants, we plan to reduce the levels of debt to fall within target debt ranges appropriate for core plus properties. While we seek to fall within the outlined targets on a portfolio basis, for any specific property we may exceed these estimates. To the extent sufficient proceeds from public offerings, debt financing, the KKR Equity Commitment or a combination of these two are unavailable to repay acquisition debt financing down to the target ranges within a reasonable time as determined by our board of directors, we will endeavor to raise additional equity or sell properties to repay such debt so that we will own our properties with low to moderate levels of permanent financing. In the event that we are unable to raise additional equity, our ability to diversify our investments may be diminished.

As of December 31, 2012, we had approximately $21.5 million in cash and cash equivalents on hand. Our liquidity will increase if additional subscriptions for shares are accepted in our follow-on public offering and if refinancing results in excess loan proceeds and decrease as net offering proceeds are expended in connection with the acquisition, operation of properties and distributions made in excess of cash available from operating cash flows.

We expect to have sufficient cash available from cash on hand and operations to fund capital improvements and principal payments due on our borrowings in the next twelve months. We expect to fund stockholder distributions from the excess of cash on hand and from the excess of cash provided by operations over required capital improvements and debt payments. This excess may be insufficient to make distributions at the current level or at all.

There may be a delay between the sale of our shares or equity securities and the purchase of properties. During this period, proceeds from sales of securities may be temporarily invested in short-term, liquid investments that could yield lower returns than investments in real estate.

Potential future sources of capital include proceeds from future equity offerings, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations.

Funds from Operations and Modified Funds from Operations

Funds from operations ("FFO") is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We compute FFO in accordance with the definition outlined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by the accounting principles generally accepted in the United States of America ("GAAP"), and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures, noncontrolling interests and subsidiaries. Our FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts pending investment, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. FFO should not be considered as an alternative to net income (loss), as an indication of our performance, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. Therefore, we use modified funds from operations ("MFFO"), which excludes from FFO real estate acquisition expenses, and non-cash amounts related to straight line rent to further evaluate our operating performance. We compute MFFO in accordance with the definition suggested by the Investment Program Association (the "IPA"), the trade association for direct investment programs (including non-listed REITs). However, certain adjustments included in the IPA's definition are not applicable to us and are therefore not included in the foregoing definition.

We believe that MFFO is a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of our operating performance. As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following considerations:

- Adjustments for straight line rents. Under GAAP, rental income recognition can be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the economic impact of our lease terms and presents results in a manner more consistent with management's analysis of our operating performance.
- Real estate acquisition costs. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. These acquisition costs have been funded from the proceeds of our initial public offering and other financing sources and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties. Real estate acquisition expenses include those paid to our advisor and to third parties.
- Non-recurring gains or losses included in net income from the extinguishment or sale of debt.
- Unrealized gains or losses resulting from consolidation from, or deconsolidation to equity accounting.

FFO or MFFO should not be considered as an alternative to net income (loss) nor as an indication of our liquidity. Nor is either indicative of funds available to fund our cash needs, including our ability to make distributions. Both FFO and MFFO should be reviewed along with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs. In addition, FFO and MFFO presented for different periods may not be directly comparable.

We believe that MFFO is helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes.

Our calculations of FFO and MFFO for the years ended December 31, 2012 and 2011 are presented below:

	Three months ended			
	December 31, 2012	**September 30, 2012**	**June 30, 2012**	**March 31, 2012**
Net (loss) income attributable to common stockholders	$ (638,000)	$ (529,000)	$ 541,000	$ (256,000)
Adjustments:				
Real estate depreciation and amortization	2,442,000	1,689,000	1,530,000	1,434,000
Joint venture depreciation and amortization	238,000	236,000	242,000	—
Funds from operations (FFO)	$ 2,042,000	$ 1,396,000	$ 2,313,000	$ 1,178,000
Adjustments:				
Straight-line rent	(188,000)	(191,000)	(224,000)	(112,000)
Real estate acquisition costs	158,000	1,016,000	196,000	17,000
Loss on debt extinguishment	1,028,000	—	151,000	—
Gain on remeasurement of investment in unconsolidated entity	—	—	(1,282,000)	—
Modified funds from operations (MFFO)	$ 3,040,000	$ 2,221,000	$ 1,154,000	$ 1,083,000
Weighted average shares	12,834,595	12,853,483	12,870,880	12,891,895
FFO per weighted average shares	$ 0.16	$ 0.11	$ 0.18	$ 0.09
MFFO per weighted average shares	$ 0.24	$ 0.17	$ 0.09	$ 0.08

	Three months ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Net (loss) attributable to common stockholders	$ (648,000)	$ (1,393,000)	$ (1,698,000)	$ (1,593,000)
Adjustments:				
Real estate depreciation and amortization	1,476,000	1,946,000	1,974,000	1,738,000
Joint venture depreciation and amortization	155,000	154,000	155,000	123,000
Funds from operations (FFO)	$ 983,000	$ 707,000	$ 431,000	$ 268,000
Adjustments:				
Straight-line rent	(236,000)	(242,000)	(248,000)	(200,000)
Real estate acquisition costs	120,000	22,000	514,000	917,000
Modified funds from operations (MFFO)	$ 867,000	$ 487,000	$ 697,000	$ 985,000
Weighted average shares	12,944,243	12,985,804	13,004,904	12,207,623
FFO per weighted average shares	$ 0.08	$ 0.05	$ 0.03	$ 0.02
MFFO per weighted average shares	$ 0.07	$ 0.04	$ 0.05	$ 0.08

Election as a REIT

For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code) beginning with our taxable year ending December 31, 2008. Under the Internal Revenue Code of 1986, we are not subject to federal income tax on income that we distribute to our stockholders. REITs are subject to numerous organizational and operational requirements in order to avoid taxation as a regular corporation, including a requirement that they generally distribute at least 90% of their annual ordinary taxable income to their stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Our failure to qualify as a REIT could result in us having a significant liability for taxes.

REIT status imposes limitations related to operating assisted-living properties. Generally, to qualify as a REIT, we cannot directly operate assisted-living facilities. However, such facilities may generally be operated by a taxable REIT subsidiary ("TRS") pursuant to a lease with the REIT. Therefore, we have formed a TRS to lease any assisted-living properties we acquire and to operate the assisted-living properties pursuant to contracts with qualified unaffiliated management companies. The TRS and the REIT have made the applicable election for the TRS to qualify as a TRS. Under the management contracts, the unaffiliated management companies will have direct control of the daily operations of these assisted-living properties.

Off-Balance Sheet Arrangements

Other than outstanding notes payable on the Company's unconsolidated joint ventures, there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Although the real estate market has not been affected significantly by inflation in the recent past due to the relatively low inflation rate, we expect that the majority of our tenant leases will include provisions that would protect us to some extent from the impact of inflation. Where possible, our leases will include provisions for rent escalations and partial reimbursement to us of expenses. Our ability to include provisions in the leases that protect us against inflation is subject to competitive conditions that vary from market to market.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

We believe that our critical accounting policies are those that require significant judgments and estimates such as those related to fair value, real estate purchase price allocation, evaluation of possible impairment of real property assets, revenue recognition and valuation of receivables, income taxes, and uncertain tax positions. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.

Investments in Real Estate

Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements, tenant improvements, intangible lease assets or liabilities including in-place leases, above market and below market leases, tenant relationships and goodwill. We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building and improvements are depreciated over an estimated useful life of 15 to 39 years.

In-place lease values are calculated based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant.

Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.

We consider any bargain periods in our calculation of fair value of below-market leases and to amortize our below-market leases over the remaining non-cancelable lease term plus any bargain renewal periods in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 840-20-20, as determined by our management at the time we acquire real property with an in-place lease. The renewal option rates for our acquired leases do not include any fixed rate options and, instead, contain renewal options that are based on fair value terms at the time of renewal. Accordingly, no fixed rate renewal options were included in the fair value of below-market leases acquired and the amortization period is based on the acquired non-cancelable lease term.

Should a significant tenant terminate their lease, the unamortized portion of intangible assets or liabilities is charged to revenue.

Fair Value of Financial Instruments

FASB ASC 825-10, *"Financial Instruments"*, requires the disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

Fair value represents the estimate of the proceeds to be received, or paid in the case of a liability, in a current transaction between willing parties. ASC 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. Inputs are either observable or unobservable in the marketplace. Observable inputs are based on market data from independent sources and unobservable inputs reflect the reporting entity's assumptions about market participant assumptions used to value an asset or liability.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices in active markets for identical instruments.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified according to the lowest level input that is significant to their valuation. A financial instrument that has a significant unobservable input along with significant observable inputs may still be classified as a Level 3 instrument.

We generally determine or calculate the fair value of financial instruments using present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

Impairment of Real Estate Assets and Goodwill

Real Estate Assets

Rental properties, properties undergoing development and redevelopment, land held for development and intangibles are individually evaluated for impairment in accordance with ASC 360-10, "*Property, Plant & Equipment*" when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, appropriate capitalization rates, construction costs, available market information, historical operating results, known trends and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that impairment has occurred, a write-down will be recorded to reduce the carrying amount to its estimated fair value.

In accordance with ASC 360 "*Accounting for the Impairment or Disposal of Long-lived Assets*", we assess whether there has been impairment in the value of its investments in real estate whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Our portfolio is evaluated for impairment on a property-by-property basis. Indicators of potential impairment include the following:

- Change in strategy resulting in a decreased holding period;
- Decreased occupancy levels;
- Deterioration of the rental market as evidenced by rent decreases over numerous quarters;
- Properties adjacent to or located in the same submarket as those with recent impairment issues; and/or
- Tenant financial problems.

During 2012, 2011 and 2010, we did not record any impairment charges related to our investments in real estate.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires us to annually test goodwill for impairment under a two-step impairment test, or, as discussed below, under a qualitative assessment which became optional in 2011. In the first step of the two-step test, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting unit based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

In September 2011, ASU 2011-08 was issued and provides companies the option to perform a qualitative assessment of a reporting unit before being required to perform Step 1 of the two-step goodwill test as prescribed by FASB Topic 350 "Intangibles-Goodwill and Other" ("Topic 350"). ASU 2011-08 has amended Topic 350 to state *"An entity may first assess qualitative factors . . . to determine whether it is necessary to perform the two-step goodwill impairment test . . . "* The qualitative assessment requires management to perform the assessment using a "more likely than not" concept. According to ASC 350-20-35-3C, in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances shall be assessed. In 2011, the Company completed the required annual impairment test through the qualitative assessment and no impairment was recognized based on the results of the test.

For the year ended December 31, 2012, the Company elected to perform Step 1 in its evaluation of goodwill.

Revenue Recognition

Revenue is recognized when four basic criteria are met: persuasive evidence of an arrangement exists, services have been delivered, the amount of revenue is fixed or determinable, and collection is reasonably assured. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Because our leases may provide for free rent, lease incentives, or other rental increases at specified intervals, we straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms. Our revenues are comprised largely of rental income and other income collected from tenants.

Investments in Unconsolidated Entities

We account for our investments in unconsolidated joint ventures under the equity method of accounting. We exercise significant influence, but do not control these entities or direct the activities that most significantly impact the venture's performance. Investments in unconsolidated entities are recorded initially at cost and subsequently adjusted for cash contributions and distributions. We recognize our allocable share of the equity in earnings of our unconsolidated entities based on the respective venture's structure and preferences.

Consolidation Considerations for Our Investments in Joint Ventures

ASC 810-10, "*Consolidation*", addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. We analyze our joint ventures in accordance with this accounting standard to determine whether they are variable interest entities and, if so, whether we are the primary beneficiary. Our judgment with respect to our level of influence or control over an entity and whether we are the primary beneficiary of a variable interest entity involves consideration of various factors including the form of our ownership interest, our voting interest, the size of our investment (including loans) and our ability to participate in major policy-making decisions. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our consolidated financial statements. Please refer to Note 6. Investments in Unconsolidated Entities of the accompanying consolidated financial statements.

Income Taxes

As part of the process of preparing our consolidated financial statements, significant management judgment is required to evaluate our compliance with REIT requirements. Our determinations are based on interpretation of tax laws, and our conclusions may have an impact on the income tax expense recognized. Adjustments to income tax expense may be required as a result of: (i) audits conducted by federal and state tax authorities, (ii) our ability to qualify as a REIT and (iii) changes in tax laws.

For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008, which imposes limitations related to operating assisted-living properties. As of December 31, 2012, we had acquired fourteen assisted-living facilities and formed eleven wholly owned taxable REIT subsidiaries, or TRSs, which includes a Master TRS that consolidates our wholly owned TRSs. The properties are operated pursuant to leases with our TRSs. Our TRSs have engaged qualified unaffiliated management companies to operate the assisted-living facilities. Under the management contracts, the managers have direct control of the daily operations of the properties.

We are subject to state and local income taxes in some jurisdictions, and in certain circumstances we may also be subject to federal excise taxes on undistributed income. In addition, certain of our activities must be conducted by subsidiaries which elect to be treated as TRSs. TRSs are subject to both federal and state income taxes. We recognize tax penalties relating to unrecognized tax benefits as additional tax expense. Interest relating to unrecognized tax benefits is recognized as interest expense. Under section 857(b), an excise tax of 100% is imposed on any excessive amount of rental income received by the REIT in connection with services performed by its TRS to a tenant of the REIT and the deductions of the TRS for payments made to the REIT if rental income and deductions are not at arms' length. Several safe harbors are provided for rental income received by the REIT, any of which, if met, prohibit the imposition of the 100% excise tax.

Subsequent Events

Renewal of Advisory Agreement with our Advisor

On January 1, 2013, we renewed our advisory agreement with our Advisor. The renewed advisory agreement is effective through December 31, 2013; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days' written notice. The material terms of the renewed advisory agreement are consistent with those of the 2012 Advisory Agreement that was previously in effect.

On February 10, 2013 in connection with entering into the Transition Agreement related to the KKR Equity Commitment, we and our Advisor agreed not to terminate the advisory agreement without the prior consent of the Investor. Furthermore, upon the receipt of certain third party approvals, the Transition Agreement will amend certain provisions of the advisory agreement with our Advisor. Most significantly, these amendments will to modify the terms of the subordinated incentive fees to which the Advisor may be entitled under certain circumstances and will further limit the amount of the fees currently payable under the Advisory Agreement. The terms of the Transition Agreement and the other agreements related to the KKR Equity Commitment described in further detail in Note 18 to our Consolidated Financial Statements included in this report and in the Current Report on Form 8-K the Company filed with the SEC on February 12, 2013.

KKR Equity Commitment

On February 10, 2013, we entered into the KKR Equity Commitment for the purpose of obtaining up to a $150 million equity commitment to be used to finance future real estate acquisitions. The terms of the KKR Equity Commitment and the related agreements are described in further detail in Note 18 to our Consolidated Financial Statements included in this report and in the Current Report on Form 8-K the Company filed with the SEC on February 12, 2013.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. We invest our cash and cash equivalents in government backed securities and FDIC insured savings account which, by its nature, are subject to interest rate fluctuations. However, we believe that the primary market risk to which we will be exposed to is interest rate risk relating the variable portion of our debt financing. As of December 31, 2012, we had approximately $31.1 million of variable rate debt, the majority of which is at a rate tied to short term LIBOR rates. A 1.0% change in 3-Month LIBOR would result in a change in annual interest expense of approximately $0.3 million per year. Our interest rate risk management objectives will be to monitor and manage the impact of interest rate changes on earnings and cash flows by using certain derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on variable rate debt. We will not enter into derivative or interest rate transactions for speculative purposes.

In addition to changes in interest rates, the fair value of our real estate is subject to fluctuations based on changes in the real estate capital markets, market rental rates for office space, local, regional and national economic conditions and changes in the credit worthiness of tenants. All of these factors may also affect our ability to refinance our debt if necessary.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the index included at Item 15. Exhibits, Financial Statement Schedules.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Restatement

Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2011, the Company determined that it should have been accounting for certain investments in joint ventures on the equity method rather than by consolidating these investments, and in preparing the December 31, 2011 corrected financial statements, it was determined that the change related to the deconsolidated investments had been incorrectly included in cash flow from operations in 2011, resulting in a material change in cash flow from operations for the fourth quarter of 2011 and for the year ended December 31, 2011. On March 25, our audit committee concluded that our audited consolidated financial statements for the year ended December 31, 2011 should be restated, and that since this Form 10-K would be available shortly thereafter, the useful presentation, for readers of the Company's financial statements, would be to restate the 2011 financial statements in this report. Management concluded that our failure to correctly account for certain joint venture investments and the related cash flow error constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness caused us to restate our December 31, 2011 financial statements included in this Form 10-K.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our senior management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the restatement, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reevaluated our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 as amended (the "Exchange Act")). Based on this reevaluation our Chief Executive Officer and Chief Financial Officer have concluded that, as a result of the material weakness in our internal control over financial reporting described above, our disclosure controls and procedures were not effective as of the end of the period covered by our annual report on Form 10-K for the period ended December 31, 2011.

Remediation of Material Weakness in Internal Control. Upon identifying this error, management reevaluated the Company's controls and procedures in place at December 31, 2012. In this reevaluation, management noted that while identified controls and procedures had not changed during 2012, there had been a disruption in the consistency of application of certain controls and procedures in the first quarter of 2012 due to the transition to a new advisor on January 1, 2012. Changes in personnel necessitated by a change in the location of the Company's corporate headquarters commenced in late 2011, in anticipation of the transition, and continued through the first quarter of 2012. Upon completion of the transition, the Company engaged an outside consultant to assist in the assessment of controls and procedures during 2012. This assessment substantiated the effect of the transition on application of controls and procedures early in 2012, while noting that deficiencies in this period were remediated by the second half of 2012. Based on this assessment, management has concluded that the Company's control environment was deemed to be effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting. During the year ended December 31, 2012, other than the changes in personnel discussed above, there were no changes in our internal controls over financial reporting (as defined under Rule 13a-15(f) under the Exchange Act) that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. Our Chief Executive

Officer and our Chief Financial Officer have reviewed the effectiveness of our disclosure controls and procedures and have concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Report on Internal Control Over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of our independent registered public accounting firm regarding control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the Dodd-Frank Wall Street and Consumer Protection Act, which exempts non-accelerated filers from the auditor attestation requirement of Section 404 (b) of the Sarbanes-Oxley Act.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC no later than April 30, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC no later than April 30, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC no later than April 30, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC no later than April 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC no later than April 30, 2013.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements are included in a separate section of this Annual Report on Form 10-K commencing on the page numbers specified below:

(2) Financial Statement Schedules

Schedule III — Real Estate and Accumulated Depreciation

(3) Exhibits

The exhibits listed on the Exhibit Index (following the signatures section of this report) are included, or incorporated by reference, in this annual report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sentio Healthcare Properties, Inc.

We have audited the accompanying consolidated balance sheet of Sentio Healthcare Properties, Inc. and subsidiaries (the Company) as of December 31, 2012, and the related consolidated statements of operations, equity and cash flows for the year ended December 31, 2012. Our audit also included the financial statement Schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sentio Healthcare Properties, Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ KPMG LLP
Orlando, Florida
March 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sentio Healthcare Properties, Inc.

We have audited the accompanying consolidated balance sheet of Sentio Healthcare Properties, Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of operations, equity and cash flows for each of the two years in the period ended December 31, 2011. Our audit also included the financial statement schedule for the year ended December 31, 2011 listed in the index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sentio Healthcare Properties, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the year ended December 31, 2011, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 17 to the consolidated financial statements, the accompanying 2011 and 2010 consolidated financial statements have been restated to correct certain misstatements.

/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
March 22, 2012 (March 27, 2013 as to the effects of the restatement discussed in Note 17)

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011

	December 31,	
	2012	2011 Restated(1)
ASSETS		
Cash and cash equivalents	$ 21,507,000	$ 27,972,000
Investments in real estate:		
Land	23,193,000	20,713,000
Buildings and improvements, net	157,845,000	100,687,000
Furniture, fixtures and equipment, net	3,315,000	2,562,000
Intangible lease assets, net	5,383,000	3,865,000
	189,736,000	127,827,000
Deferred financing costs, net	1,697,000	824,000
Investment in unconsolidated entities	3,529,000	3,387,000
Tenant and other receivable, net	1,988,000	1,366,000
Deferred costs and other assets	2,987,000	1,938,000
Restricted cash	3,821,000	3,806,000
Goodwill	5,965,000	5,965,000
Total assets	$231,230,000	$173,085,000
LIABILITIES AND EQUITY		
Liabilities:		
Notes payable	$145,364,000	$ 85,978,000
Accounts payable and accrued liabilities	4,545,000	3,899,000
Prepaid rent and security deposits	1,879,000	1,535,000
Distributions payable	1,533,000	814,000
Total liabilities	153,321,000	92,226,000
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 580,000,000 shares authorized; 12,807,673 shares and 12,916,611 shares issued and outstanding at December 31, 2012 and 2011, respectively	128,000	129,000
Additional paid-in capital	91,589,000	96,542,000
Accumulated deficit and distributions	(17,936,000)	(17,054,000)
Total stockholders' equity	73,781,000	79,617,000
Noncontrolling interests	4,128,000	1,242,000
Total equity	77,909,000	80,859,000
Total liabilities and equity	$231,230,000	$173,085,000

(1) Restated — See Note 17 "Corrections to Prior Period Financial Statements" of Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012, 2011 and 2010

	Year ended December 31,		
	2012	2011 Restated[(1)]	2010
Revenue:			
Rental revenue	$33,123,000	$30,751,000	$14,494,000
Resident services and fee income	13,981,000	7,894,000	2,738,000
Tenant reimbursements and other income	1,529,000	1,200,000	590,000
	48,633,000	39,845,000	17,822,000
Expenses:			
Property operating and maintenance	29,941,000	25,317,000	11,133,000
General and administrative expenses	1,783,000	3,668,000	2,396,000
Asset management fees and expenses	2,152,000	1,617,000	1,030,000
Real estate acquisition costs and contingent consideration	1,387,000	1,573,000	3,273,000
Depreciation and amortization	7,095,000	7,134,000	4,072,000
	42,358,000	39,309,000	21,904,000
Income (loss) from operations	6,275,000	536,000	(4,082,000)
Other income (expense):			
Interest expense, net	(6,960,000)	(5,599,000)	(2,356,000)
Loss on debt extinguishment and other expense	(1,179,000)	—	(33,000)
Equity in loss from unconsolidated entities	(228,000)	(330,000)	—
Gain on remeasurement of investment in unconsolidated entity	1,282,000	—	—
Net loss	(810,000)	(5,393,000)	(6,471,000)
Net income (loss) attributable to the noncontrolling interests	72,000	(61,000)	(152,000)
Net loss attributable to common stockholders	$ (882,000)	$ (5,332,000)	$ (6,319,000)
Basic and diluted net loss per common share attributable to common stockholders	$ (0.07)	$ (0.42)	$ (0.89)
Basic and diluted weighted average number of common shares	12,871,670	12,704,733	7,090,146

(1) Restated — See Note 17 "Corrections to Prior Period Financial Statements" of Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2012, 2011 and 2010

	Common Stock						
	Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance – December 31, 2009	**4,993,751**	**$ 50,000**	**$39,551,000**	**$ (5,403,000)**	**$34,198,000**	**$ —**	**$34,198,000**
Issuance of common stock	6,694,219	67,000	66,530,000	—	66,597,000	—	66,597,000
Redeemed shares	(95,087)	(1,000)	(927,000)	—	(928,000)	—	(928,000)
Noncontrolling interest contribution Restated[(1)]	—	—	—	—	—	1,861,000	1,861,000
Offering costs	—	—	(7,455,000)	—	(7,455,000)	—	(7,455,000)
Distributions	—	—	(6,111,000)	—	(6,111,000)	—	(6,111,000)
Net loss	—	—	—	(6,319,000)	(6,319,000)	(152,000)	(6,471,000)
Balance – December 31, 2010 Restated[(1)]	**11,592,883**	**$116,000**	**$91,588,000**	**$(11,722,000)**	**$79,982,000**	**$1,709,000**	**$81,691,000**
Issuance of common stock	1,575,268	17,000	15,660,000	—	15,677,000	—	15,677,000
Redeemed shares	(251,482)	(4,000)	(2,442,000)	—	(2,446,000)	—	(2,446,000)
Offering costs	—	—	(1,920,000)	—	(1,920,000)		(1,920,000)
Distributions Restated[(1)]	—	—	(6,344,000)	—	(6,344,000)	(406,000)	(6,750,000)
Net loss – Restated	—	—	—	(5,332,000)	(5,332,000)	(61,000)	(5,393,000)
Balance – December 31, 2011 Restated[(1)]	**12,916,612**	**$129,000**	**96,542,000**	**$(17,054,000)**	**$79,617,000**	**$1,242,000**	**$80,859,000**
Redeemed shares	(108,939)	(1,000)	(1,013,000)	—	(1,014,000)	—	(1,014,000)
Noncontrolling interest contribution	—	—	—	—	—	3,444,000	3,444,000
Distributions	—	—	(3,940,000)		(3,940,000)	(630,000)	(4,570,000)
Net (loss) income	—	—	—	(882,000)	(882,000)	72,000	(810,000)
Balance – December 31, 2012	**12,807,673**	**$128,000**	**$91,589,000**	**$(17,936,000)**	**$73,781,000**	**$4,128,000**	**$77,909,000**

(1) Restated — See Note 17 "Corrections to Prior Period Financial Statements" of Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010

	Year ended December 31,		
	2012	2011 Restated(1)	2010 Restated(1)
Cash flows from operating activities:			
Net loss	$ (810,000)	$ (5,393,000)	$ (6,471,000)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of deferred financing costs	474,000	436,000	104,000
Depreciation and amortization	7,095,000	7,134,000	4,072,000
Straight-line rent amortization	(716,000)	(492,000)	(387,000)
Real estate contingent consideration	110,000	535,000	—
Gain on remeasurement of investment in unconsolidated entity	(1,282,000)	—	—
Equity in loss from unconsolidated entities	228,000	330,000	—
Bad debt expense	51,000	1,706,000	35,000
Change in deferred taxes	(225,000)	(1,110,000)	—
Changes in operating assets and liabilities:			
Tenant and other receivables	88,000	449,000	(187,000)
Deferred costs and other assets	(828,000)	(387,000)	(274,000)
Restricted cash	4,000	(324,000)	(823,000)
Prepaid rent and security deposits	344,000	467,000	108,000
Payable to related parties	—	(38,000)	(301,000)
Receivable from related parties	—	(1,630,000)	—
Accounts payable and accrued liabilities	1,516,000	1,159,000	1,024,000
Net cash provided by (used) in operating activities	6,049,000	2,842,000	(3,100,000)
Cash flows from investing activities:			
Real estate acquisitions	(18,151,000)	(19,751,000)	(53,342,000)
Additions to real estate	(658,000)	(1,208,000)	(121,000)
Investments in unconsolidated entities	(2,490,000)	(897,000)	(3,403,000)
Changes in restricted cash	(19,000)	(527,000)	(856,000)
Acquisition deposits	—	100,000	(100,000)
Distributions from unconsolidated joint ventures	248,000	583,000	—
Net cash used in investing activities	(21,070,000)	(21,700,000)	(57,822,000)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	14,160,000	63,792,000
Redeemed shares	(1,014,000)	(2,446,000)	(928,000)
Proceeds from notes payable	54,533,000	14,561,000	25,889,000
Repayments of notes payable	(39,388,000)	(800,000)	(433,000)
Offering costs	—	(1,947,000)	(8,827,000)
Deferred financing costs	(1,347,000)	(275,000)	(850,000)
Noncontrolling interest contribution	603,000	—	—
Payment of real estate contingent consideration	(980,000)	(1,000,000)	—
Distributions paid to stockholders	(3,221,000)	(4,735,000)	(2,888,000)
Distributions paid to noncontrolling interests	(630,000)	(406,000)	(15,000)
Net cash provided by financing activities	8,556,000	17,112,000	75,740,000
Net decrease in cash and cash equivalents	(6,465,000)	(1,746,000)	14,818,000
Cash and cash equivalents – beginning of year	27,972,000	29,718,000	14,900,000
Cash and cash equivalents – end of year	$ 21,507,000	$ 27,972,000	$ 29,718,000
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 6,356,000	$ 5,099,000	$ 1,938,000
Cash paid for income taxes	$ 580,000	620,000	$ —
Supplemental disclosure of non-cash financing and investing activities:			
Distributions declared not paid	$ 1,533,000	$ 814,000	$ 722,000
Distributions reinvested	$ —	$ 1,124,000	$ 2,805,000
Note payable assumed in connection with real estate acquisitions	$ 44,241,000	$ —	$ 26,488,000
Non-cash equity contributions and remeasurement related to real estate acquisitions	$ 5,995,000	$ —	$ —
Liabilities assumed at property acquisition	—	—	$ 298,000
Assets contributed by noncontrolling interest	—	—	$ 1,880,000
Assumed earn-out at acquisition	—	—	$ 1,000,000
Assumed holdback at acquisition	—	—	$ 316,000

(1) Restated — See Note 17 "Corrections to Prior Period Financial Statements" of Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2012, 2011 and 2010

1. Organization

Sentio Healthcare Properties, Inc., a Maryland corporation, was formed on October 16, 2006 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in and owning commercial real estate. As used in this report, the "Company", "we", "us" and "our" refer to Sentio Healthcare Properties, Inc. and its consolidated subsidiaries, except where context otherwise requires. Effective January 1, 2012, subject to certain restrictions and limitations, our business is managed by Sentio Investments, LLC, a Florida limited liability company that was formed on December 20, 2011 (the "Advisor"). Prior to January 1, 2012, Cornerstone Leveraged Realty Advisors, LLC, a Delaware limited liability company that was formed on October 16, 2006 (the "Prior Advisor"), was our advisor.

Sentio Healthcare Properties OP, LP., a Delaware limited partnership (the "Operating Partnership"), was formed on October 17, 2006. At December 31, 2012, we owned 100% of the interest in the Operating Partnership and the HC Operating Partnership, LP, a subsidiary of the Operating Partnership. We anticipate that we will conduct all or a portion of our operations through the Operating Partnership. Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

2. Public Offering

Our charter authorizes the issuance of up to 580,000,000 shares of common stock with a par value of $0.01 per share and 20,000,000 shares of preferred stock with a par value of $0.01 per share.

On June 20, 2008, we commenced an initial public offering of up to 50,000,000 shares of our common stock, consisting of 40,000,000 shares for sale pursuant to a primary offering and 10,000,000 shares for sale pursuant to our distribution reinvestment plan. We stopped making offers under our initial public offering on February 3, 2011 after raising gross offering proceeds of $123.9 million from the sale of 12.4 million shares, including shares sold under the distribution reinvestment plan.

On February 4, 2011, the U.S. Securities and Exchange Commission ("SEC") declared the registration statement for our follow-on offering effective and we commenced a follow-on offering of up to 55,000,000 shares of our common stock, consisting of 44,000,000 shares for sale pursuant to a primary offering and 11,000,000 shares for sale pursuant to our dividend reinvestment plan. As of December 31, 2012, we had sold a total of 12.7 million shares of our common stock pursuant to our initial and follow-on public offerings for aggregate gross proceeds of $127.0 million.

On April 29, 2011 we informed our stockholders that the Independent Directors Committee of our board of directors had directed us to suspend our follow-on offering, our dividend reinvestment program and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee consideration of various strategic alternatives to enhance our stockholders' value. On October 18, 2011, we announced that the Independent Directors Committee had concluded its analysis of strategic alternatives for the Company and determined that the Company is well positioned as an investment program with a continued focus on healthcare real estate. The Independent Directors Committee identified strategies in its evaluation process that it believes will enhance this position and is implementing operating changes designed to increase portfolio cash flow and increase shareholder value. As of December 31, 2012, sales pursuant to our follow-on offering remained suspended, and on February 4, 2013 the initial two-year primary offering period for our follow-on offering concluded. We may decide to offer shares pursuant to our follow-on offering in the future, either in a primary offering or pursuant to our dividend reinvestment plan, at which time we would file an amendment to the follow-on offering registration statement. Under no circumstances could the primary offering period for the follow-on offering extend beyond August 3, 2014, however we could continue to offer shares pursuant to our distribution reinvestment plan beyond that date.

3. Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding our consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents cash held in interest bearing accounts and amounts related to impound reserve accounts for property taxes and insurance as required under the terms of mortgage loan agreements. Based on the intended use of the restricted cash, we have classified changes in restricted cash within the statements of cash flows as operating or investing activities.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In accordance with the guidance for the consolidation of variable interest entities ("VIEs"), we analyze our variable interests, including investments in partnerships and joint ventures, to determine if the entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews, based on our review of the design of the entity, its organizational structure including decision-making ability, risk and reward sharing experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions and financial agreements. We also use quantitative and qualitative analyses to determine if we must consolidate a variable interest entity as the primary beneficiary.

Investments in Unconsolidated Entities

We account for our investments in unconsolidated joint ventures under the equity method of accounting. We exercise significant influence, but do not control these entities or direct the activities that most significantly impact the venture's performance. Investments in unconsolidated entities are recorded initially at cost and subsequently adjusted for cash contributions and distributions. We recognize our allocable share of the equity in earnings of our unconsolidated entities based on the respective venture's structure and preferences.

Real Estate Purchase Price Allocation

We allocate the purchase price of our properties in accordance with ASC 805-10, *"Business Combinations"*. Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements, tenant improvements, intangible lease assets or liabilities including in-place leases, above market and below market leases, tenant relationships and goodwill. We allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation of our assets is being charged to expense on a straight-line basis over the assigned useful lives. The value of the building and improvements are depreciated over an estimated useful life of 15 to 39 years.

In-place lease values are calculated based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant.

Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our consolidated statements of operations.

We amortize the value of in-place leases and above and below market leases over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the tenant improvements, intangible lease assets or liabilities and the in-place lease value will be immediately charged to expense.

Goodwill represents the excess of acquisition cost over the fair value of identifiable net assets of the business acquired.

Impairment of Real Estate Assets and Goodwill

Real Estate Assets

We assess whether there has been impairment in the value of our investments in real estate whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Our portfolio is evaluated for impairment on a property-by-property basis. Indicators of potential impairment include the following:

- Change in strategy resulting in a decreased holding period;
- Decreased occupancy levels;
- Deterioration of the rental market as evidenced by rent decreases over numerous quarters;
- Properties adjacent to or located in the same submarket as those with recent impairment issues; and/or
- Tenant financial problems.

During 2012, 2011 and 2010, we did not record any impairment charges related to our investments in real estate. The assessment as to whether our investments in real estate are impaired is highly subjective. The calculations, which are primarily based on discounted cash flow analyses, involve management's best estimate of the holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital requirements for each property. A change in any one or more of these factors could materially impact whether a property is impaired as of any given valuation date.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The guidance on goodwill impairment requires us to annually test goodwill for impairment under a two-step impairment test, or, as discussed below, under a qualitative assessment which became optional in 2011. In the first step of the two-step test, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting unit based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

In September 2011, ASU 2011-08 was issued and provides companies the option to perform a qualitative assessment of a reporting unit before being required to perform Step 1 of the two-step goodwill test as prescribed by FASB Topic 350 "Intangibles-Goodwill and Other" ("Topic 350"). ASU 2011-08 has amended Topic 350 to state *"An entity may first assess qualitative factors ... to determine whether it is necessary to perform the two-step goodwill impairment test . . . ."* The qualitative assessment requires management to perform the assessment using a "more likely than not" concept. According to ASC 350-20-35-3C, in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, relevant events and circumstances shall be assessed. In 2011, the Company completed the required annual impairment test through the qualitative assessment and no impairment was recognized based on the results of the test.

For the year ended December 31, 2012, the Company elected to perform Step 1 in its evaluation of goodwill.

Income Taxes

For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008, which imposes limitations related to operating assisted-living properties.

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Uncertain Tax Positions

In accordance with the requirements of ASC 740-10, *"Income Taxes",* favorable tax positions are included in the calculation of tax liabilities if it is more likely than not that the Company's adopted tax position will prevail if challenged by tax authorities. As a result of our REIT status, we are able to claim a dividends-paid deduction on our tax return to deduct the full amount of common dividends paid to stockholders when computing our annual taxable income. A REIT is subject to a 100% tax on the net income from prohibited transactions. A "prohibited transaction" is the sale or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business. There is a safe harbor which, if met, expressly prevents the IRS from asserting the prohibited transaction test. As we have not had any sales of properties to date, the prohibited transaction tax is not applicable. We have no income tax expense, deferred tax assets or deferred tax liabilities associated with any such uncertain tax positions for the operations of any entity included in the consolidated results of operations.

Tenant and Other Receivables

Tenant and other receivables are comprised of rental and reimbursement billings due from tenants. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts. Management assesses the realizability of tenant receivables on an ongoing tenant by tenant basis and provides for allowances as such balances, or portions thereof, become uncollectible. For the years ended December 31, 2012 and December 31, 2011 provisions for bad debts amounted to approximately $51,000 and $1,706,000 respectively. For the year ended December 31, 2011, $1,630,000 relates to the allowance on a related party receivable, and $76,000 relates to tenant receivables. The allowance for tenant receivables are included in property operating and maintenance expenses in the accompanying consolidated statements of operations.

Deferred Financing Costs

Costs incurred in connection with debt financing are recorded as deferred financing costs. Deferred financing costs are amortized using a method which approximates the effective interest rate method over the contractual terms of the respective financings.

Revenue Recognition

Revenue is recognized when four basic criteria are met: persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Because our leases may provide for free rent, lease incentives, or other rental increases at specified intervals, we straight-line the recognition of revenue, which results in the recording of a receivable for rent not yet due under the lease terms. Our revenues are comprised largely of rental income and other income collected from tenants.

Noncontrolling Interest in Consolidated Subsidiaries

Noncontrolling interests relate to the interests in the consolidated entities that are not wholly-owned by us.

ASC 810-10-65, *Consolidation*, clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810-10-65 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

We periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

Fair Value of Financial Instruments

FASB ASC 825-10, *"Financial Instruments"*, requires the disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

Fair value represents the estimate of the proceeds to be received, or paid in the case of a liability, in a current transaction between willing parties. ASC 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. Inputs are either observable or unobservable in the marketplace. Observable inputs are based on market data from independent sources and unobservable inputs reflect the reporting entity's assumptions about market participant assumptions used to value an asset or liability.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices in active markets for identical instruments.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified according to the lowest level input that is significant to their valuation. A financial instrument that has a significant unobservable input along with significant observable inputs may still be classified as a Level 3 instrument.

We generally determine or calculate the fair value of financial instruments using present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

Our balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, restricted cash, security deposits, accounts payable and accrued liabilities, distributions payable, and notes payable. With the exception of notes payable, we consider the carrying values of our financial instruments to approximate fair value because they generally expose the Company to limited credit risk and because of the short period of time between origination of the financial assets and liabilities and their expected settlement.

Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-05, *Comprehensive Income: Presentation of Comprehensive Income,* which eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

As of December 31, 2012, the Company had no components of other comprehensive income. Accordingly, net loss is equal to comprehensive loss for all periods presented.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could materially differ from those estimates.

4. Acquisitions

2012 Acquisitions

Rome LTACH Project

On January 12, 2010, we funded an investment in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $16.3 million free-standing medical facility on the campus of the Floyd Medical Center in Rome, Georgia. We contributed approximately $2.7 million of capital to acquire a 75% limited partnership interest in Rome LTH Partners, LP ("Rome LTH"). Cornerstone Private Equity Fund Operating Partnership, LP, an affiliate of our Prior Advisor, contributed approximately $0.5 million of capital to acquire a 15% limited partnership interest in Rome LTH. Three affiliates of The Cirrus Group contributed an aggregate of approximately $0.3 million to acquire an aggregate 9.5% limited partnership interest in Rome LTH. A fourth affiliate of the Cirrus Group acted as the general partner and held the remaining 0.5% interest in Rome LTH. The terms of the Rome LTH operating agreement included provisions obligating the joint venture to monetize a portion of our partners' interest in the appreciation of value in the joint venture property. The obligation was exercisable by our partners at their sole discretion between years two and four of the joint venture. In February 2011, construction of the Rome LTACH project was completed.

In December 2011, The Cirrus Group notified us of their intended exercise of the promote monetization provisions of the Rome LTH operating agreement. On April 6, 2012, we acquired the interests of Cornerstone Private Equity Fund Operating Partnership, LP in the Rome LTH for $1.1 million. On April 12, 2012, we acquired the interests of The Cirrus Group in Rome LTH for $4.1 million, which included a $3.0 million payment of the promote termination amount. As of April 12, 2012, we owned 100% of Rome LTH. Upon acquiring control of Rome LTH, the Company assumed debt of approximately $10.9 million and recorded a gain on the remeasurement of this previously recorded equity method investment in the amount of $1.3 million which is presented in our consolidated statement of operations. The acquisition of interests was funded by approximately $2.6 million of equity raised in our offerings and $2.6 million of debt proceeds.

Leah Bay Joint Venture

On August 31, 2012, we invested approximately $13.3 million and assumed debt of approximately $32.8 million, to acquire an 80% controlling joint venture interest in Sentio Leah Bay Portfolio, LLC ("Landlord LLC") and Sentio Leah Bay TRS Portfolio, LLC ("Tenant LLC") (collectively, we refer to the Landlord LLC and the Tenant LLC as the "Leah Bay Joint Venture"). The Company's joint venture partner contributed approximately $3.4 million, of which $2.8 million was a noncash contribution of their existing ownership interest in three of the facilities. Through two wholly-owned subsidiaries, the Company controls Landlord LLC and Tenant LLC and consolidates these entities. The Leah Bay Joint Venture owns and operates four memory care facilities located in Urbana, IL (Amber Glen), Springfield, IL (Mill Creek), Normal, IL (Sugar Creek) and Bryan, TX (Hudson Creek). The acquisition was funded with proceeds from our public offerings and mortgage loans from unaffiliated lenders.

The following summary provides the allocation of the acquired assets and liabilities as of the acquisition date. We have accounted for the acquisitions as business combinations under U.S. GAAP. Under business combination accounting, the assets and liabilities of the acquired properties were recorded as of the acquisition date, at their respective fair values, and consolidated in our financial statements. The detail of the purchase price of the acquired property is set forth below:

	Rome LTACH Project	Leah Bay Portfolio
Land	$ —	$ 2,481,000
Buildings & improvements	17,800,000	41,364,000
Site improvements	—	1,539,000
Furniture & fixtures	—	1,199,000
Intangible assets	1,100,000	2,904,000
Real estate acquisition	$18,900,000	$49,487,000
Acquisition expenses	$ 182,000	$ 983,000

The following unaudited pro forma information for the twelve months ended December 31, 2012 and 2011 have been prepared to reflect the incremental effect of the Rome LTACH Project and the Leah Bay Portfolio acquisitions as if such acquisitions had occurred on January 1, 2011. We have not adjusted the proforma information for any items that may be directly attributable to the business combination or non-recurring in nature.

	Year ended December 31, 2012	Year ended December 31, 2011
Revenues	$57,664,000	$54,042,000
Net income (loss)	$ 696,000	$ (5,593,000)
Basic and diluted net income (loss) per common share attributable to common stockholders	$ 0.05	$ (0.44)

The Company recorded revenues of $2.3 million for the twelve months ended December 31, 2012 and net income of $1.7 million for the twelve months ended December 31, 2012, respectively, for the Rome LTACH Project. Prior to April of 2012, the Rome LTACH Project was being accounted for under the equity method.

The Company recorded revenues of $4.3 million and a net loss of $1.4 million for the twelve months ended December 31, 2012, for the Leah Bay Portfolio.

2011 Acquisitions

On April 14, 2011, through a wholly-owned subsidiary, we purchased an assisted-living property, Woodland Terrace at the Oaks, from an affiliate of Sunrise Senior Living, Inc., for $9.0 million. The acquisition of Woodland Terrace at the Oaks was funded with proceeds from our public offerings and a mortgage loan from an unaffiliated lender, post-closing.

On January 14, 2011, through a wholly-owned subsidiary, we purchased an assisted-living property, Forestview Manor, from 153 Parade Road, LLC a non-related party, for a purchase price of approximately $10.8 million. The acquisition was funded with our revolving credit facility from KeyBank National Association and with proceeds from our initial public offering.

The following summary provides the allocation of the acquired assets and liabilities as of the acquisition date. We have accounted for the acquisitions as business combinations under U.S. GAAP. Under business combination accounting, the assets and liabilities of the acquired properties were recorded as of the acquisition date, at their respective fair values, and consolidated in our financial statements. The detail of the purchase price of the acquired property is set forth below:

	Forestview Manor	Woodland Terrace at the Oaks
Land	$ 1,320,000	$1,000,000
Buildings & improvements	6,803,000	6,395,000
Site improvements	1,040,000	350,000
Furniture & fixtures	350,000	220,000
Intangible assets	960,000	590,000
Goodwill	277,000	445,000
Real estate acquisition	$10,750,000	9,000,000
Acquisition expenses	$ 160,000	$ 142,000

The following unaudited pro forma information for the twelve months ended December 31, 2011 and 2010 have been prepared to reflect the incremental effect of the Forestview Manor and the Woodland Terrace at the Oaks acquisitions as if such acquisitions had occurred on January 1, 2010.

	Year ended December 31, 2011	Year ended December 31, 2010
Revenues	$40,822,000	$25,195,000
Net loss	$ (5,814,000)	$ (6,235,000)
Basic and diluted net loss per common share attributable to common stockholders	$ (0.46)	$ (0.88)

The Company recorded revenues of $3.7 million for the twelve months ended December 31, 2011, respectively, and net loss of $0.5 million for the twelve months ended December 31, 2011 for Forestview Manor.

The Company recorded revenues of $2.0 million for the twelve months ended December 31, 2011, respectively, and net loss of $0.7 million twelve months ended December 31, 2011 for Woodland Terrace at the Oaks.

5. Investments in Real Estate

The following table provides summary information regarding our property portfolio of consolidated investments as of December 31, 2012:

Property	Location	Percentage Equity Ownership	Date Purchased	Purchase Price	Debt
Caruth Haven Court	Highland Park, TX	100%	01/22/09	$20,500,000	$ 9,677,000
The Oaks Bradenton	Bradenton, FL	100%	05/01/09	$ 4,500,000	$ 4,069,000
GreenTree at Westwood[(1)]	Columbus, IN	100%	12/30/09	$ 5,150,000	$ 3,841,000
Mesa Vista Inn Health Center	San Antonio, TX	100%	12/31/09	$13,000,000	$ 6,926,000
Rome LTACH Project	Rome, GA	100%	01/12/10	$18,900,000	$13,385,000
Oakleaf Village Portfolio:					
Oakleaf Village at – Lexington	Lexington, SC	80%	04/30/10	$14,512,000	$ 9,361,000
Oakleaf Village at – Greenville	Greenville, SC	80%	04/30/10	$12,488,000	$ 8,069,000
Global Rehab Inpatient Rehab Facility	Dallas, TX	100%	08/19/10	$14,800,000	$ 7,349,000
Terrace at Mountain Creek[(2)]	Chattanooga, TN	100%	09/03/10	$ 8,500,000	$ 8,720,000
Carriage Court of Hilliard	Hilliard, OH	100%	12/22/10	$17,500,000	$13,751,000
Hedgcoxe Health Plaza	Plano, TX	100%	12/22/10	$ 9,094,000	$ 5,574,000
River's Edge of Yardley	Yardley, PA	100%	12/22/10	$ 4,500,000	$ 6,459,000
Forestview Manor	Meredith, NH	100%	01/14/11	$10,750,000	$ 8,720,000
Woodland Terrace at the Oaks	Allentown, PA	100%	04/14/11	$ 9,000,000	$ 6,277,000
Amber Glen	Urbana, IL	80%	08/31/12	$13,622,000	$ 8,620,000
Mill Creek	Springfield, IL	80%	08/31/12	$12,356,000	$ 8,321,000
Hudson Creek	Bryan, TX	80%	08/31/12	$11,546,000	$ 7,971,000
Sugar Creek	Normal, IL	80%	08/31/12	$11,963,000	$ 7,810,000

(1) The earn-out agreement associated with this acquisition was estimated to have a fair value of $1.0 million as of December 31, 2011 and an earn-out payment of approximately $1.0 million was made in January of 2012.

(2) Under the purchase and sale agreement executed in connection with the acquisition, a portion of the purchase price for the property was to be calculated and paid to the seller as earn-out payments based upon the net operating income, as defined, of the property during each of the three years following our acquisition of the property. The earn-out value of $1.0 million was paid during the second quarter of 2011.

As of December 31, 2012, cost and accumulated depreciation and amortization related to real estate assets and related lease intangibles were as follows:

	Land	Buildings and improvements	Furniture, fixtures and equipment	Intangible lease assets
Cost	$23,193,000	$166,996,000	$5,118,000	$14,757,000
Accumulated depreciation and amortization	—	(9,151,000)	(1,803,000)	(9,374,000)
Net	$ 23,193,000	$ 157,845,000	$ 3,315,000	$ 5,383,000

As of December 31, 2011, accumulated depreciation and amortization related to investments in real estate and related lease intangibles were as follows:

	Land	Buildings and Improvements	Furniture, fixtures and equipment	Intangible lease assets
Cost	$20,713,000	$105,340,000	$3,578,000	$10,641,000
Accumulated depreciation and amortization	—	(4,653,000)	(1,016,000)	(6,776,000)
Net	$ 20,713,000	$ 100,687,000	$ 2,562,000	$ 3,865,000

Depreciation expense associated with buildings and improvements, site improvements and furniture, fixtures and equipment for the years ended December 31, 2012, 2011, and 2010 was approximately $4.5 million,

$3.5, and $1.7 million, respectively. Amortization associated with the intangible assets for the years ended December 31, 2012, 2011 and 2010 was $2.6 million, $3.6 million, and $2.4 million, respectively.

The estimated useful lives for intangible assets range from one to twenty years. As of December 31, 2012, the weighted-average amortization period for intangible assets was approximately 8 years.

Estimated amortization for each of the five following years ended December 31 is as follows:

	Intangible Assets
2013	$2,131,000
2014	$ 330,000
2015	$ 330,000
2016	$ 329,000
2017	$ 328,000
2018 and thereafter	$1,935,000

6. Investments in Unconsolidated Entities

Littleton Specialty Rehabilitation Facility

On December 16, 2010, we funded an investment in a joint venture with affiliates of The Cirrus Group, an unaffiliated entity, to develop a $7.3 million specialty rehabilitation facility in Littleton, CO. We agreed to contribute approximately $1.6 million of capital to acquire a 90.0% limited partnership interest in Littleton Med Partners, LP. Three affiliates of The Cirrus Group contributed an aggregate of approximately $0.2 million to acquire an aggregate 9.5% limited partnership interest in the Littleton Med Partners, LP. A fourth affiliate of the Cirrus Group acts as the general partner and holds the remaining 0.5% interest in the Littleton Med Partners, LP. As of December 31, 2012 and December 31, 2011, we owned a 90.0% limited partnership interest in Littleton Med Partners, LP. Due to the substantial control exercised by the other partners, we have accounted for this investment using the equity method. Our net investment in this property as of December 31, 2012 and 2011, respectively, was $1.7 million. For the twelve months ended December 31, 2012 and 2011, we recorded equity in income from this unconsolidated entity of $0.1 million and $0, respectively. As of December 31, 2012, total assets related to this project were $7.4 million, which includes $6.9 million of net real estate related assets. Total liabilities were $5.6 million at December 31, 2012, which includes $5.4 million of secured mortgage debt. As of December 31, 2011, total assets related to this project were $6.0 million, which included $5.8 million of net real estate related assets. Total liabilities were $4.2 million at December 31, 2011, which includes $3.2 million of secured mortgage debt. The joint venture began operations in July 2012. Under the terms of the joint venture agreement, the joint venture may be obligated to monetize a portion of our partners' interest in the appreciation of value in the joint venture property. These obligations may be exercised by our partners at their sole discretion between years two and four of the joint venture. The amount that would be paid upon monetization is subject to change based on a number of factors, including the value of the property, net income earned by the property and payment of preferred returns on equity, and, under certain circumstances, the Company may elect to satisfy the promote monetization obligation connection with a disposition of the property. If the promote monetization liability is satisfied other than in connection with a sale of the property, the Company would be required to fund additional capital into the partnership. On December 17, 2012, our joint venture partner noticed the Company of their intent to exercise their promote monetization right. If the Company elects to satisfy the monetization provision other than through a sale of the property, the potential additional partnership funding obligation is estimated at approximately $1.3 million.

Physicians Centre MOB

On April 2, 2012, through a wholly-owned subsidiary, we entered into a joint venture with affiliates of Caddis Partners, an unaffiliated entity, and a group of unaffiliated physicians to acquire an on-campus medical office building (the "Physicians Centers MOB") located in Bryan, Texas.

The Company invested approximately $2.5 million of capital to acquire a 71.9% noncontrolling limited partnership interest in Bryan MOB Partners, L.P the ("Bryan LP"). Affiliates of Caddis Partners contributed an aggregate of approximately $0.35 million to acquire an aggregate 10.1% limited partnership interest in the Bryan LP and another affiliate of the Caddis Partners acts as the Bryan LP general partner, but does not own a partnership interest. The physician partners contributed approximately $0.625 million to acquire an 18.0% interest in Bryan LP. The Company's equity investment in the joint venture was funded from proceeds from its public offering. Our net investment in this property as of December 31, 2012 was $1.9 million.

For the twelve months ended December 31, 2012, we recorded equity in loss from this unconsolidated entity of $0.4 million. As of December 31, 2012, total assets related to this joint venture were approximately $9.9 million, which includes approximately $9.2 million of real estate assets and total liabilities were approximately $7.3 million, which includes approximately $7.1 million of secured mortgage debt. Under the terms of the joint venture agreement, the joint venture may be obligated to monetize a portion of our partners' interest in the appreciation of value in the joint venture property. These obligations may be exercised by our partners at their sole discretion between years two and four of the joint venture. The amount that would be paid upon monetization is subject to change based on a number of factors, including the value of the property, net income earned by the property and payment of preferred returns on equity, and, under certain circumstances, the Company may elect to satisfy the promote monetization obligation connection with a disposition of the property. We may be required to fund additional capital contributions, including funding of any capital expenditures deemed necessary to continue to operate the entity, any operating cash shortfalls that the entity may experience and the promote monetization if not satisfied in connection with a sale of the property.

7. Notes Payable

Notes payable were $145.4 million ($144.9 million, net of premium) and $86.0 million as of December 31, 2012 and 2011, respectively. As of December 31, 2012, we had fixed and variable rate secured mortgage loans with effective interest rates ranging from 2.80% to 6.50% per annum and a weighted-average effective interest rate of 5.45% per annum. As of December 31, 2012, we had $113.8 million of fixed rate debt, or 79% of notes payable, at a weighted average interest rate of 5.35% per annum and $31.1 million of variable rate debt, or 21% of notes payable, at a weighted average interest rate of 5.83% per annum. As of December 31, 2011, we had fixed and variable rate mortgage loans with effective interest rates ranging from 3.45% to 6.50% per annum and a weighted average effective interest rate of 5.91% per annum.

On October 25, 2012, the Company completed a refinancing of the loan on the Carriage court of Hilliard with HUD in the amount of $13.8 million. This loan has a thirty five year term with the rate of interest fixed at 2.8% and payments of principal on a 35 year amortization rate. In connection with the closing of the loan, the Company recognized a loss on debt extinguishment in the amount of $1.0 million, which is included in loss on debt extinguishment and other expense in the accompanying consolidated statements of operations.

On June 11, 2012, we entered into MultiFamily Loan and Securities Agreements (the "Loans") with KeyCorp Real Estate Capital Markets, Inc., originated under Fannie Mae's Delegated Underwriting and Servicing Product Line, to refinance our Terrace at Mountain Creek, River's Edge at Yardley, Forestview Manor, GreenTree at Westwood and Windsor Oaks of Bradenton properties. The Loans are at a fixed rate of 4.45% for a term of seven years. Proceeds from the Loans of $32.0 million exceeded the debt repaid and loan fees and expenses by approximately $11.5 million. The Loans are secured by first priority liens on the refinanced properties. In connection with the documentation and closing of the Loans, we paid fees and expenses totaling approximately $791,000. In addition, the Company recognized a loss on debt extinguishment of approximately $148,000, which is included in loss on debt extinguishment and other expense in the accompanying consolidated statements of operations.

In November 2010, we entered into an agreement with KeyBank National Association, an unaffiliated financial institution ("KeyBank"), to obtain a $25.0 million revolving credit facility. Effective August 2011, the KeyBank agreement was amended to convert the credit facility to a term loan, revised certain loan covenants and changed the maturity date to July 31, 2012, with an option to extend the maturity to October 30, 2012 subject to satisfaction of certain conditions. This option was exercised and the term was extended on July 31, 2012. On August 14, 2012, the Company repaid the final amount outstanding on the Key Bank credit facility. The amount outstanding under the credit facility was $0 and $16.3 million at December 31, 2012 and December 31, 2011, respectively.

We are required by the terms of the applicable loan documents to meet certain financial covenants, such as debt service coverage ratios, rent coverage ratios and reporting requirements. As of December 31, 2012, we were in compliance with all such covenants and requirements.

Property Name	Payment Type	Interest Rate	Outstanding Principal Balance as of December 31, 2012[1]	Outstanding Principal Balance as of December 31, 2011[1]	Maturity Date
Amber Glen	Principal and interest at a 30-year amortization rate	6.40% – fixed	$ 8,620,000	$ —[5]	June 1, 2019
Carriage Court of Hilliard[4]	Principal and interest at a 35-year amortization rate	2.80% – fixed	$13,751,000	$13,440,000	August 1, 2044
Caruth Haven Court	Principal and interest at a 30-year amortization rate	6.43% – fixed	$ 9,677,000	$ 9,793,000	December 16, 2019
Greentree[2]	Principal and interest at a 30-year amortization rate	4.45% – fixed	$ 3,841,000	$ 2,832,000	July 1, 2019
Forestview Manor[2]	Principal and interest at a 30-year amortization rate	4.45% – fixed	$ 8,720,000	$ 5,935,000	July 1, 2019
Global Rehab Inpatient Rehab Facility	Principal and interest at a 30-year amortization rate	6.25% – fixed for 3 years; thereafter the greater of 6.25% and 3 year LIBOR +3.25%	$ 7,349,000	$ 7,441,000	December 22, 2016
Hedgcoxe Health Plaza[3]	Principal and interest at a 30-year amortization rate	4.90% – fixed	$ 5,574,000	$ 5,060,000	August 14, 2022
Hudson Creek	Principal and interest at a 30-year amortization rate	6.11% – fixed	$ 7,971,000	$ —[5]	June 1, 2019
Mesa Vista Inn Health Center	Principal and interest at a 20-year amortization rate	6.50% – fixed	$ 6,926,000	$ 7,136,000	January 5, 2015
Mill Creek	Principal and interest at a 30-year	6.40% – fixed	$ 8,321,000	$ —[5]	June 1, 2019
Oakleaf Village Portfolio	Principal and interest at a 30-year amortization rate	5.45% plus the greater of 1% or the 3 month LIBOR	$17,430,000	$17,644,000	April 30, 2015
River's Edge of Yardley[2]	Principal and interest at a 30-year amortization rate	4.45% – fixed	$ 6,459,000	$ 2,500,000	July 1, 2019
Rome LTACH Project	Principal and interest at a 25-year amortization rate	4.50% – fixed	$13,385,000	$ —[6]	March 31, 2017
Sugar Creek	Principal and interest at a 30-year amortization rate	6.20% – fixed	$ 7,810,000	$ —[5]	June 1, 2019
The Oaks Bradenton[2]	Principal and interest at a 30-year amortization rate.	4.45% – fixed	$ 4,069,000	$ 2,697,000	July 1, 2019
Terrace at Mountain Creek[2]	Principal and interest at a 30-year amortization rate	4.45% – fixed	$ 8,720,000	$ 5,700,000	July 1, 2019
Woodland Terrace at the Oaks	Months 1-22 interest only. Month 23 to maturity principal and interest at a 25-year amortization rate	3 month LIBOR +3.75% with a floor of 5.75%	$ 6,277,000	$ 5,800,000	May 1, 2014
			$144,900,000	$ 85,978,000	
Add: premium			464,000	—	
Notes payable, net			$145,364,000	$ 85,978,000	

(1) As of December 31, 2012 and December 31, 2011, all notes payable are secured by the underlying real estate.

(2) These loans were refinanced in June 2012 under the Multifamily Loan and Securities Agreement discussed above.

(3) On August 14, 2012 this loan was refinanced with the KeyBank National Association.

(4) On October 25, 2012 this loan was refinanced with HUD.

(5) On August 31, 2012, the Company acquired an interest in the Leah Bay joint venture subject to existing indebtedness of approximately $32.9 million. These notes payable are secured by the underlying real estate.

(6) Rome LTACH was accounted for as an equity method investment prior to April 2012 and therefore the debt balance was not included in the Company's consolidated balance sheet as of December 31, 2011.

Principal payments due on our notes payable as of December 31, 2012 and each of the five subsequent years are as follows:

Year	Principal Amount
2013	$ 2,318,000
2014	$ 8,579,000
2015	$ 25,437,000
2016	$ 9,023,000
2017	$ 2,098,000
2018 and thereafter	$ 97,445,000
	$144,900,000

8. Future Minimum Lease Payments

All resident leases in our senior operations living segment are on a month to month basis and are excluded from the following schedule. Future minimum lease payments to be received from leases under the triple-net leased segment and medical office building segments as of December 31, 2012 are as follows:

Years ending December 31,	
2013	$ 5,462,000
2014	$ 5,607,000
2015	$ 5,682,000
2016	$ 5,573,000
2017	$ 5,638,000
2018 and thereafter	$49,812,000

9. Concentration of Risks

Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments; cash is generally invested in investment-grade short-term instruments. As of December 31, 2012, we had cash accounts in excess of Federal Deposit Insurance Corporation insured limits. During 2012, federal deposit insurance under the Securities Investor Protection Corporation was unlimited for non-interest bearing demand transaction accounts at all insured depository institutions as provided by the "Dodd-Frank Wall Street Reform and Consumer Protection Act".

Concentrations of credit risks arise when a number of operators, tenants or obligors related to our investments are engaged in similar business activities, located in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. We regularly monitor various segments of our portfolio to assess potential concentration of risks. Management believes the current portfolio is reasonably diversified across healthcare related real estate and does not contain any other significant concentration of credit risks, except as presented below.

Our senior living operations segment accounted for approximately 86.2%, 87.6% and 85.3% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our senior living operations segment for the year ended December 31, 2012:

	December 31, 2012	
Operators	Percentage of Segment Revenues	Percentage of Total Revenues
Good Neighbor Care	29.2%	25.3%
Royal Senior Care	17.0%	14.6%
Woodbine Senior Living	18.3%	15.7%
12 Oaks Senior Living	16.0%	13.7%
JEA Senior Living	10.3%	8.9%
Provision Living	4.8%	4.2%
Legend Senior Living	4.4%	3.8%
	100.0%	86.2%

Our triple-net leased segment accounted for approximately 11.4%, 9.6% and 14.6% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our triple-net leased segment for the year ended December 31, 2012:

	December 31, 2012	
Tenant	Percentage of Segment Revenues	Percentage of Total Revenues
Babcock PM Management	35.7%	4.1%
Global Rehab Hospitals	33.1%	3.8%
The Specialty Hospital	24.9%	2.8%
Floyd Healthcare Management	6.3%	0.7%
	100.0%	11.4%

Our medical office building segment accounted for approximately 2.4%, 2.7% and 0.1% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, we owned or had joint venture interests in 20 properties geographically located in ten states. The following table provides information about our geographic risks by operating segment for the year ended December 31, 2012:

	December 31, 2012	
State	Percentage of Segment Revenues	Percentage of Total Revenues
Senior living operations		
South Carolina	17%	15%
Texas	18%	15%
Ohio	12%	10%
Pennsylvania	16%	14%
New Hampshire	10%	9%
Tennessee	10%	8%
Illinois	8%	7%
Indiana	5%	4%
Florida	4%	4%
Triple-net leased properties		
Texas	69%	8%
Georgia	31%	4%
Medical office building		
Texas	100%	2%

10. Segment Reporting

As of December 31, 2012, we operated in three reportable business segments for management and internal financial reporting purposes: senior living operations, triple-net leased properties, and medical office building ("MOB") properties. These operating segments are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our senior living operations segment primarily consists of investments in senior housing communities located in the United States for which we engage independent third-party managers. Our triple-net leased properties segment consists of investments in skilled nursing and hospital facilities in the United States. These facilities are leased to healthcare operating companies under long-term "triple-net" or "absolute-net" leases, which require the tenants to pay all property-related expenses. Our MOB operations segment primarily consists of investing in medical office buildings and leasing those properties to healthcare providers under long-term leases, which may require tenants to pay property-related expenses.

We evaluate performance of the combined properties in each segment based on net operating income. Net operating income is defined as total revenue less property operating and maintenance expenses. There are no intersegment sales or transfers. We use net operating income to evaluate the operating performance of our real estate investments and to make decisions concerning the operation of the property. We believe that net operating income is useful to investors in understanding the value of income-producing real estate. Net income is the GAAP measure that is most directly comparable to net operating income; however, net operating income should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, asset management fees and expenses, real estate acquisition costs, interest expense and corporate general and administrative expenses. Additionally, net operating income as we define it may not be comparable to net operating income as defined by other REITs or companies.

The following tables reconcile the segment activity to consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31, 2012			
	Senior living operations	Triple-net leased properties	Medical office building	Consolidated
Rental revenue	$27,535,000	$4,742,000	$ 846,000	$33,123,000
Resident services and fee income	13,981,000	—	—	13,981,000
Tenant reimbursements and other income	408,000	807,000	314,000	1,529,000
	$41,924,000	$5,549,000	$1,160,000	$48,633,000
Property operating and maintenance expenses	28,834,000	806,000	301,000	29,941,000
Net operating income	13,090,000	4,743,000	859,000	18,692,000
General and administrative expenses				1,783,000
Asset management fees and expenses				2,152,000
Real estate acquisition costs and contingent consideration				1,387,000
Depreciation and amortization				7,095,000
Interest expense, net				6,960,000
Loss on debt extinguishment and other expense				1,179,000
Equity in loss from unconsolidated entities				228,000
Gain on remeasurement of investment in unconsolidated entity				(1,282,000)
Net loss				(810,000)
Net income attributable to the noncontrolling interests				72,000
Net loss attributable to common stockholders				$ (882,000)

	For the Year Ended December 31, 2011			
	Senior living operations	Triple-net leased properties	Medical office building	Consolidated
Rental revenue	$26,710,000	$3,236,000	$ 805,000	$30,751,000
Resident services and fee income	7,894,000	—	—	7,894,000
Tenant reimbursements and other income	313,000	597,000	290,000	1,200,000
	$34,917,000	$3,833,000	$1,095,000	$39,845,000
Property operating and maintenance expenses	24,368,000	608,000	341,000	25,317,000
Net operating income	10,549,000	3,225,000	754,000	14,528,000
General and administrative expenses				3,668,000
Asset management fees and expenses				1,617,000
Real estate acquisition costs and contingent consideration				1,573,000
Depreciation and amortization				7,134,000
Interest expense, net				5,599,000
Equity in loss from unconsolidated entities				330,000
Net loss				(5,393,000)
Net loss attributable to the noncontrolling interests				(61,000)
Net loss attributable to common stockholders				$ (5,332,000)

	For the Year Ended December 31, 2010			
	Senior living operations	Triple-net leased properties	Medical office building	Consolidated
Rental revenue	$12,150,000	$2,321,000	$23,000	$14,494,000
Resident services and fee income	2,738,000	—	—	2,738,000
Tenant reimbursements and other income	305,000	279,000	6,000	590,000
	$15,193,000	$2,600,000	$29,000	$17,822,000
Property operating and maintenance expenses	10,832,000	298,000	3,000	11,133,000
Net operating income	4,361,000	2,302,000	26,000	6,689,000
General and administrative expenses				2,396,000
Asset management fees and expenses				1,030,000
Real estate acquisition costs and contingent consideration				3,273,000
Depreciation and amortization				4,072,000
Interest expense, net				(2,356,000)
Loss on debt extinguishment and other expense				(33,000)
Net loss				(6,471,000)
Net loss attributable to the noncontrolling interests				(152,000)
Net loss attributable to common stockholders.				$ (6,319,000)

The following table reconciles the segment activity to Consolidated Total Assets as of December 31, 2012 and December 31, 2011:

	December 31, 2012	December 31, 2011
Assets		
Investment in real estate:		
Senior living operations	$137,784,000	$ 92,975,000
Triple-net leased properties	43,781,000	26,366,000
Medical office building	8,171,000	8,486,000
Total reportable segments	$189,736,000	$127,827,000
Reconciliation to consolidated assets:		
Cash and cash equivalents	21,507,000	27,972,000
Deferred financing costs, net	1,697,000	824,000
Investment in unconsolidated entities	3,529,000	3,387,000
Tenant and other receivables, net	1,988,000	1,366,000
Deferred costs and other assets	2,987,000	1,938,000
Restricted cash	3,821,000	3,806,000
Goodwill	5,965,000	5,965,000
Total assets	$231,230,000	$173,085,000

For the year ended December 31, 2011, due to acquisitions in our senior living operations segment, we recorded approximately $0.6 million of goodwill. As of December 31, 2012 and 2011, goodwill had a balance of approximately $6.0 million all related to our senior living operations segment.

11. Fair Value Measurements

Fair value represents the estimate of the proceeds to be received, or paid in the case of a liability, in a current transaction between willing parties. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. Inputs are either observable or unobservable in the marketplace. Observable inputs are based on market data from independent sources and unobservable inputs reflect the reporting entity's assumptions about market participant assumptions used to value an asset or liability.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices in active markets for identical instruments.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified according to the lowest level input that is significant to their valuation. A financial instrument that has a significant unobservable input along with significant observable inputs may still be classified as a Level 3 instrument.

We generally determine or calculate the fair value of financial instruments using present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and our estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

Our balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables, restricted cash, security deposits, accounts payable and accrued liabilities, distributions payable, and notes payable. With the exception of an equity method investment the Company obtained control of in April 2012 and notes payable discussed below, we consider the carrying values of our financial instruments to approximate fair value because they generally expose the Company to limited credit risk and because of the short period of time between origination of the financial assets and liabilities and their expected settlement.

The fair market value of the Company's notes payable is estimated by discounting future cash flows of each instrument at rates that reflect the current market rates available to the Company for debt of the same terms and maturities. The fair value of the notes payable was determined using Level 2 inputs of the fair value hierarchy. Based on the estimates used by the Company, the fair value of notes payable was $146.2 million and $87.0 million, compared to the carrying values of $145.4 ($145.0 million, net of premium) million and $86.0 million at December 31, 2012 and 2011, respectively.

Upon acquiring control of a previously unconsolidated entity, the Company recorded its equity method investment at fair value of $6.0 million, and recorded a gain of approximately $1.3 million. The fair value of the equity method investment was estimated using a direct capitalization approach and was measured using Level 3 inputs. The capitalization rate used was 8.25% and a change in this input could result in a significant change in the valuation of our original joint venture investment and a change in the gain from remeasurement recognized during the period.

There were no transfers between Levels 1 or 2 during the twelve months ended December 31, 2012.

12. Income Taxes

For federal income tax purposes, we have elected to be taxed as a REIT, under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2008. REIT status imposes limitations related to operating assisted-living properties. Generally, to qualify as a REIT, we cannot directly operate assisted-living facilities. However, such facilities may generally be operated by a taxable REIT subsidiary ("TRS") pursuant to a lease with the Company. Therefore, we have formed Master HC TRS, LLC ("Master TRS"), a wholly owned subsidiary of HC Operating Partnership, LP, to lease any assisted-living properties we acquire and to operate the assisted-living properties pursuant to contracts with unaffiliated management companies. Master TRS and the Company made the applicable election for Master TRS to qualify as a TRS. Under the management contracts, the management companies direct control of the daily operations of these assisted-living properties.

As of December 31, 2012, we had acquired fourteen assisted-living facilities and formed seventeen wholly owned taxable REIT subsidiaries, or TRSs, which includes a Master TRS that consolidates our wholly owned TRSs.

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would establish a valuation allowance which would reduce the provision for income taxes.

For the years ended December 31, 2012, 2011 and 2010, our TRS reported net taxable income of approximately $0.7 million, $1.0 million, and $0.5 million, respectively. The TRS recognized a $0.2 million and $0.6 million benefit for Federal and State income taxes in 2012 and 2011, respectively which have been recorded in general and administrative expenses. The TRS recognized a $0.3 million provision for Federal and State income taxes in 2010. Net deferred tax assets related to the TRS entities totaled $1.3 million and $1.1 million at December 31, 2012 and 2011, respectively, related primarily to book and tax basis differences for straight-line rent and accrued liabilities. Realization of these deferred tax assets is dependent in part upon generating sufficient taxable income in future periods. Deferred tax assets are included in deferred costs and other assets in our consolidated balance sheets. We have not recorded a valuation allowance against our deferred tax assets as of December 31, 2012 as we have determined the future taxable income from the operations of the TRS entities are expected to be sufficient to cover the additional future expenses resulting from these book tax differences.

13. Stockholders' Equity

Common Stock

Our charter authorizes the issuance of 580,000,000 shares of common stock with a par value of $0.01 per share and 20,000,000 shares of preferred stock with a par value of $0.01 per share. As of December 31, 2012 and 2011 including distributions reinvested, we had issued 13.3 million shares of common stock for a total of $132.3 million of gross proceeds, respectively, in our initial and follow-on public offerings.

Distributions

In 2007, we adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them, invested in additional shares of our common stock at their election. We registered 10,000,000 shares of our common stock for sale pursuant to the distribution reinvestment plan. As of December 31, 2012 and December 31, 2011, 551,000 and 551,000 shares, respectively, had been issued under the distribution reinvestment plan.

On April 29, 2011, we informed our stockholders that our Independent Directors Committee had directed us to suspend our offering, our dividend reinvestment plan and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee consideration of various strategic alternatives to enhance our stockholders' value. As a result, we suspended our distribution reinvestment plan effective as of May 10, 2011.

The following are the distributions declared during the years ended December 31, 2012 and 2011:

	Distribution Declared[1]		
Period	**Cash**	**Reinvested**	**Total**
2011	$5,219,000	$1,124,000	$6,343,000
2012	$3,940,000	$ —	$3,940,000

(1) In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our stockholders each taxable year equal to at least 90% of our net ordinary taxable income. Some of our distributions have been paid from sources other than operating cash flow, such as offering proceeds. Until proceeds from our offerings are fully invested and generating operating cash flow

;sufficient to fully cover distributions to stockholders, we intend to pay all or a portion of our distributions from the proceeds of our offerings or from borrowings in anticipation of future cash flow.

The declaration of distributions is at the discretion of our board of directors. Our board will determine the amount of distributions on a regular basis. The amount of distributions will depend on our funds from operations, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors our board of directors deems relevant. On June 30, 2011, our board of directors resolved to lower our distributions to an annualized rate of $0.25 per share (2.5% based on a share price of $10.00) from the prior annualized rate of $0.75 per share (7.5% based on a share price of $10.00), effective July 1, 2011 and continuing until and including December 31, 2011. Effective October 1, 2012, our board of directors declared distributions for daily record dates occurring in the fourth quarter of 2012 in amounts per share that, if declared and paid each day for a 365-day period, would equate to an annualized rate of $.475 per share (4.75% based on share price of $10.00). The rate and frequency of distributions is subject to the discretion of our board of directors and may change from time to time based on our operating results and cash flow.

Stock Repurchase Program

In 2007, we adopted a stock repurchase program for investors who have held their shares for at least one year, unless the shares are being repurchased in connection with a stockholder's death. Under our stock repurchase program, the repurchase price varies depending on the purchase price paid by the stockholder and the number of years the shares are held. Our board of directors may amend, suspend or terminate the program at any time with 30 days prior notice to stockholders. We have no obligation to repurchase our stockholders' shares. In 2009, our board of directors waived the one-year holding period in the event of the death of a stockholder and adjusted the repurchase price to 100% of such stockholders purchase price if the stockholder held the shares for less than three years.

On April 29, 2011, we informed our stockholders that our Independent Directors Committee had directed us to suspend our public offering, our dividend reinvestment program and our stock repurchase program (except repurchases due to death) because of the uncertainty associated with our Independent Directors Committee consideration of various strategic alternatives to enhance our stockholder value. As a result, we suspended our stock repurchase program effective as of May 29, 2011.

During the years ended December 31, 2012 and 2011, we redeemed shares pursuant to our stock repurchase program as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share
2012	108,939	$9.31
2011	251,482	$9.71

During the year ended December 31, 2012, we received requests to have an aggregate of 113,439 shares repurchased pursuant to our stock repurchase program. Of these requests, 4,500 shares were not able to be repurchased due to the limitations contained in the terms of our stock repurchase program and the suspension of our stock repurchase program as of May 29, 2011, as described above. During the year ended December 31, 2011, we received requests to have an aggregate of 369,250 shares repurchased pursuant to our stock repurchase program. Of these requests, 86,182 shares were not able to be repurchased due to the limitations contained in the terms of our stock repurchase program and the suspension of our stock repurchase program as of May 29, 2011, as described above.

Employee and Director Incentive Stock Plan

We have adopted an Employee and Director Incentive Stock Plan ("the Plan") which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us. We have no employees, and we currently do not have plans to grant awards under the Plan to persons who are not directors. Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and dividend equivalent rights. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time. As of December 31, 2012 and 2011, we have not granted any awards under the Plan.

Tax Treatment of Distributions

For tax purposes, our distributions are comprised of taxable ordinary dividend and return of capital. The return of capital for the distributions per share to common stockholders reportable for the years ended December 31, 2012, 2011, and 2010 were as follows:

Per Common Shares	2012		2011		2010	
Taxable ordinary dividend	$0.19	62.82%	$0.04	8.87%	—	—
Return of capital	$0.12	37.18%	$0.46	91.13%	$0.75	100%

14. Related Party Transactions

The Company has no employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the policies established by our board of directors. We are party to an advisory agreement that entitles the Advisor to specified fees upon the provision of certain services to us, as well as reimbursement of certain costs and expenses incurred by the Advisor in providing services to us. Effective January 1, 2012, Sentio Investments, LLC became our Advisor under a new advisory agreement (the "2012 Advisory Agreement"). On July 29, 2011, the Company executed the Omnibus Agreement, which provided for a number of significant changes to the Company's Advisory Agreement with the Prior Advisor (the "2011 Advisory Agreement"). The 2012 Advisory Agreement and the 2011 Advisory Agreement are collectively referred to as the "Advisory Agreements."

Advisory Agreement

Under the terms of the 2012 Advisory Agreement, the Advisor is required to use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors. The 2012 Advisory Agreement calls for the Advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties. The 2011 Advisory Agreement had similar provisions.

The fees and expense reimbursements payable to the Advisor and Prior Advisor (collectively, the "Advisors") under the 2012 Advisory Agreement and the 2011 Advisory Agreement are described below.

Organizational and Offering Costs. Organizational and offering costs of our offerings paid by the Prior Advisor on our behalf were reimbursed to the Prior Advisor from the proceeds of our offerings. Organizational and offering costs consisted of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with our offerings, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. At times during our offering stage, the amount of organization and offering expenses that we incur, or that the Advisor and its affiliates incur on our behalf, could exceed 3.5% of the gross offering proceeds then raised, but our Advisor was required to reimburse us to the extent that our organization and offering expenses exceeded 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, the Advisor was also obligated to pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) were in excess of 13.5% of gross offering proceeds. We did not have any obligation to reimburse the Advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from our primary offerings. As of December 31, 2012 and December 31, 2011, the Prior Advisor and its affiliates had incurred organizational and offering costs totaling approximately $5.1 million, including $0.1 million of organizational costs that have been expensed and $5.0 million of offering costs that reduce net proceeds of our offerings. Of this amount $4.0 million reduced the net proceeds of our initial public offering and $1.0 million reduced the net proceeds of our follow-on offering. Upon the execution of the Omnibus Agreement between the Company and the Prior Advisor, we forgave $0.8 million of organization and offering costs in excess of the 3.5% of gross offering proceeds advanced to Prior Advisor pursuant to the 2011 Advisory Agreement. This amount reduced our offering proceeds and has therefore been treated as a reduction in additional paid-in capital in our consolidated balance sheet.

Acquisition Fees and Expenses. The 2012 Advisory Agreement requires us to pay the Advisor acquisition fees in an amount equal to 1.0% of the investments acquired, including any debt attributable to such investments. In addition, we are required to reimburse the Advisor for direct costs the Advisor incurs and amounts the Advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired. The 2011 Advisory Agreement required us to pay the Prior Advisor acquisition fees in an amount equal to 2.0% of the investments acquired, including any debt attributable to such investments. Under the 2011 Advisory Agreement, a portion of the acquisition fees were paid upon receipt of offering proceeds, and the balance were paid at the time we acquired a property. However, if the 2011 Advisory Agreement was terminated or not renewed, the Prior Advisor was obligated to return acquisition fees not yet allocated to one of our investments. In addition, we were required to reimburse the Prior Advisor for direct costs the Prior Advisor incurred and amounts the Prior Advisor paid to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired. For the twelve months ended December 31, 2012 the Advisor earned approximately $0.5 million of acquisition fees. For the twelve months ended December 31, 2011, the Prior Advisor earned approximately $0.5 million of acquisition fees. As of December 31, 2011, the amount of acquisition fees that had been paid to the Prior Advisor but not allocated to one of our investments was $0.9 million. That amount was expensed and included in real estate acquisition costs and earn out costs in our consolidated statements of operations. Upon the execution of the Omnibus Agreement, we forgave the advance not earned through services rendered in connection with future acquisitions.

Financing Coordination Fee. The 2012 Advisory Agreement requires us to pay the Advisor a financing coordination fee equal to 0.5% of the gross amount of any refinancing, provided, however, that the Advisor shall not be entitled to a financing coordination fee in connection with the refinancing of any debt obligations secured by any particular asset that was previously subject to a refinancing in which the Advisor received a financing coordination fee within the immediately preceding three year period. For the twelve months ended December 31, 2012 the Advisor earned approximately $0.3 million of financing coordination fees. The 2011 Advisory Agreement did not provide for a financing coordination fee.

Management Fees. The 2012 Advisory Agreement requires us to pay the Advisor a monthly asset management fee of one-twelfth of 1.0% of the greater of the (i) the average GAAP basis book carrying value of such asset before reserves for depreciation or bad debts or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period (or if such specified period is a single month, then the average of such values during such month), or (ii) an amount determined as follows: (A) if such property, loan, or other permitted investment has been appraised by an independent appraiser within the immediately preceding twelve month period, the appraised value of such property, loan, or other permitted investment, or (B) if such property, loan, or other permitted investment has not been appraised by an independent appraiser within the immediately preceding twelve month period, the estimated fair market value of such property, loan, or other permitted investment, as approved by the Independent Directors Committee. The value of each property, loan, or other permitted investment owned by a joint venture shall be the product of the Company's pro rata ownership interest in such joint venture, multiplied by the greater of (i) the average GAAP basis book carrying value of such asset before reserves for depreciation or bad debts or other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period (or if such specified period is a single month, then the average of such values during such month), or (ii) an amount determined as follows: (A) if such property, loan, or other permitted investment has been appraised by an independent appraiser within the immediately preceding twelve month period, the appraised value of such property, loan, or other permitted Investment, or (B) if such property, loan, or other permitted investment has not been appraised by an independent appraiser within the immediately preceding twelve month period, the estimated fair market value of such property, loan, or other permitted investment, as approved by the Independent Directors Committee. These fees and expenses are in addition to management fees that we expect to pay to third party property managers.

The Prior Advisory Agreement required us to pay the Advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate basis in book carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with GAAP. In addition, we reimbursed the Prior Advisor for the direct and indirect costs and expenses incurred by the Prior Advisor in providing asset management services to us, including personnel and related employment costs related to providing asset management services on our behalf and amounts paid by our Advisor to Servant Investments, LLC and Servant Healthcare Investments, LLC for portfolio management services provided on our behalf. These fees and expenses were in addition to management fees paid to third party property managers.

The Advisor earned approximately $2.2 million and the Prior Advisor earned $0.9 million of management fees, for the twelve months ended December 31, 2012 and 2011, respectively. These fees were expensed. For the twelve months ended December 31, 2011, the Prior Advisor also incurred approximately $0.8 million of direct and indirect costs and expenses, which are included in asset management fees and expensed in the consolidated statement of operations. No comparable charges were made by the Advisor in 2012.

Operating Expenses. The 2012 Advisory Agreement does not provide for the reimbursement of the Advisor's direct or indirect costs of providing administrative services to us. Accordingly, there were no such charges for the twelve months ended December 31, 2012. The 2011 Advisory Agreement provided for reimbursement of the Prior Advisor's direct and indirect costs of providing administrative and management services to us. For the twelve months ended December 31, 2011, approximately $1.4 million of such costs were reimbursed and included in general and administrative expenses on our consolidated statements of operations.

Consistent with limitations set forth in our charter, the Advisory Agreements further provide that, commencing four fiscal quarters after the acquisition of our first real estate asset, we shall not reimburse the Advisor at the end of any fiscal quarter management fees and expenses and operating expenses that, in the four consecutive fiscal quarters then ended exceed (the "Excess Amount") the greater of 2% of our average invested assets or 25% of our net income for such year (the "2%/25% Guidelines") unless the Independent Directors Committee of our board of directors determines that such excess was justified, based on unusual and nonrecurring factors which it deems sufficient. If the Independent Directors Committee does not approve such excess as being so justified, the advisory agreement requires that any Excess Amount paid to the Advisor during a fiscal quarter shall be repaid to the Company. In addition, our charter provides that, if the Independent Directors Committee does not determine that the Excess Amount is justified, the Advisor shall reimburse us the amount by which the aggregate annual expenses paid to the Advisor during the four consecutive fiscal quarters then ended exceed the 2%/25% Guidelines.

For the quarter ended December 31, 2012, our management fees and expenses and operating expenses did not exceed the greater of 2% of our average invested assets and 25% of our net income. For the four quarters ended December 31, 2012, our management fees and expenses and operating expenses totaled $4.1 million. This amount exceeded the greater of 2% of our average invested assets and 25% of our net loss by $0.1 million. Our Independent Directors Committee determined that the $0.1 million of the excess amount was justified as unusual and non-recurring due to the Company's Advisor transition in 2012.

Disposition Fee. The 2012 Advisory Agreement provides that if the Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the Directors, including a majority of the Independent Directors Committee) in connection with the sale of one or more properties, other than a sale in connection with a transaction in which the Company sells, grants, transfers, conveys or relinquishes its ownership of all or substantially all of the Company's assets, the Advisor or such Affiliate shall receive at the closing of such sale a disposition fee equal to the lesser of (i) 1.0% of the sales price of such property or properties, or (ii) one-half of the Competitive Real Estate Commission for such property. Any disposition fee payable may be paid in addition to real estate commissions paid to non-Affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by the Company for each property shall not exceed an amount equal to the lesser of (i) 6.0% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property.

Subordinated Participation Provisions. Under the 2012 Advisory Agreement, the Advisor is entitled to receive a subordinated participation upon the sale of our properties, listing of our common stock or termination of the Advisor, as follows:

- After we pay stockholders cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded return, the Advisor will be paid a subordinated participation in net sale or refinancing proceeds of 10%. Following a listing, this fee will no longer be payable.
- Upon termination of the advisory agreement, other than for cause, the Advisor will receive the subordinated performance fee due upon termination in the form of a promissory note bearing simple interest at a rate of 5% per annum, in a principal amount equal to 10% the amount, if any, which the sum of the appraised value of our assets minus our liabilities on the date the advisory agreement is terminated plus total distributions (other than stock distributions) paid prior to termination of the advisory agreement exceeds the amount of invested capital plus annualized returns of 7%, less any prior payment to the Advisor of a subordinated share of cash from sales or refinancing's.
- In the event we list our stock for trading, the Advisor will receive a subordinated incentive listing fee instead of a subordinated participation in net sales proceeds in an amount equal to 10% of the amount by which the market value of our common stock plus all prior distributions (other than stock distributions) exceeds the amount of invested capital plus annualized returns of 7% less any prior payment to the Advisor of a subordinated share of cash from sales or refinancing's.

Dealer Manager Agreements

Pacific Cornerstone Capital, Inc. ("PCC"), an affiliate of the Prior Advisor, was the dealer manager for our initial and follow-on public offerings, prior to the suspension of our follow-on offering on April 29, 2011. As such, PCC was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the primary offerings. PCC is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the primary offerings. PCC was also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the primary offerings. The 2011 Advisory Agreement required the Prior Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) were in excess of 13.5% of gross proceeds from our primary offerings. For the twelve months ended December 31, 2011, PCC earned sales commission and dealer manager fees of approximately $1.1 million. Dealer manager fees and sales commissions paid to PCC are a cost of capital raised and, as such, are included as a reduction of additional paid in capital in the accompanying consolidated balance sheets.

Also see the discussion under Note 18. Subsequent Events regarding the renewal of the advisory agreement on January 1, 2013 and the subsequent entry into the Transition Agreement in connection with the KKR Equity Commitment.

15. Commitments and Contingencies

We monitor our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liability with respect to the properties that we believe would have a material effect on our financial condition, results of operations and cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

Our commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In the opinion of management, these matters are not expected to have a material impact on our consolidated financial position, cash flows and results of operations. We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against the Company which if determined unfavorably to us would have a material adverse effect on our cash flows, financial condition or results of operations.

16. Selected Quarterly Data (unaudited)

Set forth below is certain unaudited quarterly financial information. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements.

	Quarters Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenues	$14,750,000	$12,389,000	$11,007,000	$10,487,000
Expenses	12,380,000	11,160,000	9,514,000	9,304,000
Income from operations	$ 2,370,000	$ 1,229,000	$ 1,493,000	$ 1,183,000
Net (loss) income	$ (674,000)	$ (545,000)	$ 591,000	$ (182,000)
Noncontrolling interest	(36,000)	(16,000)	50,000	74,000
Net (loss) income attributable to common stockholders	$ (638,000)	$ (529,000)	$ 541,000	$ (256,000)
Net (loss) income per common share attributable to common stockholders – basic and diluted	$ (0.05)	$ (0.04)	$ 0.04	$ (0.02)
Weighted average common shares – basic and diluted	12,834,595	12,853,483	12,870,880	12,891,895

	Quarters Ended – Restated See Note 17			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenues	$10,290,000	$10,249,000	$10,115,000	$ 9,191,000
Expenses	9,052,000	10,351,000	10,528,000	9,378,000
Income (loss) from operations	$ 1,238,000	$ (102,000)	$ (413,000)	$ (187,000)
Net loss	$ (646,000)	$ (1,413,000)	$ (1,714,000)	$ (1,620,000)
Noncontrolling interest	2,000	(20,000)	(16,000)	(27,000)
Net loss attributable to common stockholders	$ (648,000)	$ (1,393,000)	$ (1,698,000)	$ (1,593,000)
Net loss per common share attributable to common stockholders – basic and diluted	$ (0.05)	$ (0.11)	$ (0.13)	$ (0.13)
Weighted average common shares – basic and diluted	12,944,243	12,985,804	13,004,904	12,207,623

17. Corrections to Prior Period Financial Statements

As previously disclosed in the Company's quarterly reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012, the Company determined that it should have been accounting for certain investments in joint ventures on the equity method rather than by consolidating these investments. The Company reviewed the impact of these errors ("consolidation errors") on the prior period financial statements and determined that these errors were not material to the financial statements. The Company's condensed consolidated financial statements in the quarterly reports on Form 10-Q filed by the Company for the periods ended June 30, 2012 and September 30, 2012 were corrected for the immaterial consolidation errors, and the effects of these corrections were disclosed in the footnotes to those financial statements. In preparing the December 31, 2011 corrected financial statements to correct the consolidation errors, an inconsistency in one element of cash flow from operations was noted. Further review and analysis by management determined that an element of cash flow related to the deconsolidated investments had been incorrectly included in cash flow from operations in 2011, resulting in a material change in cash flow from operations for the fourth quarter of 2011 and for the year ended December 31, 2011. The total operating cash flow errors for the year ended December 31, 2011 resulted in an overstatement of 2011 operating cash flows by $2.3 million, of which $0.8 million related to the consolidation errors and $1.5 million of which related to the fourth quarter 2011 cash flow calculation error with respect to the deconsolidated joint ventures.

A summary of the effects of the restatement to correct the above noted errors on our consolidated financial statements for the years ended December 31, 2011 and 2010 are presented in the tables below:

	December 31, 2011	
	As Previously Reported	As Corrected
ASSETS		
Cash and cash equivalents	$ 28,258,000	$ 27,972,000
Investments in real estate:		
Land	21,270,000	20,713,000
Buildings and improvements, net	114,584,000	100,687,000
Furniture, fixtures and equipment, net	2,562,000	2,562,000
Construction in progress	5,218,000	—
Intangible lease assets, net	5,581,000	3,865,000
	149,215,000	127,827,000
Deferred financing costs, net	1,121,000	824,000
Investment in unconsolidated entities	—	3,387,000
Tenant and other receivable, net	1,808,000	1,366,000
Restricted cash	3,873,000	3,806,000
Deferred costs and other assets	1,948,000	1,938,000
Goodwill	5,965,000	5,965,000
Total assets	$192,188,000	$173,085,000
LIABILITIES AND EQUITY		
Liabilities:		
Notes payable	$100,059,000	$ 85,978,000
Accounts payable and accrued liabilities	7,683,000	3,899,000
Prepaid rent and security deposits	1,740,000	1,535,000
Dividends payable	814,000	814,000
Total liabilities	110,296,000	92,226,000
Commitments and contingencies		
Equity:		
Common stock	129,000	129,000
Additional paid-in capital	96,542,000	96,542,000
Accumulated deficit and distributions	(17,054,000)	(17,054,000)
Total stockholders' equity	79,617,000	79,617,000
Noncontrolling interests	2,275,000	1,242,000
Total equity	81,892,000	80,859,000
Total liabilities and equity	$192,188,000	$173,085,000

	Year ended December 31, 2011	
	As Previously Reported	As Corrected
Revenue:		
Rental revenue	$32,643,000	$30,751,000
Resident services and fee income	7,894,000	7,894,000
Tenant reimbursements and other income	1,459,000	1,200,000
	41,996,000	39,845,000
Expenses:		
Property operating and maintenance	25,629,000	25,317,000
General and administrative expenses	3,674,000	3,668,000
Asset management fees and expenses	1,617,000	1,617,000
Real estate acquisition costs and contingent consideration	2,488,000	1,573,000
Depreciation and amortization	7,721,000	7,134,000
	41,129,000	39,309,000
Income (loss) from operations	867,000	536,000
Other income (expense):		
Interest expense, net	(6,361,000)	(5,599,000)
Other expense	—	—
Equity in loss from unconsolidated entities	—	(330,000)
Net loss	(5,494,000)	(5,393,000)
Net loss attributable to noncontrolling interests	(162,000)	(61,000)
Net loss attributable to common stockholders	$ (5,332,000)	$ (5,332,000)
Basic and diluted net loss per common share attributable to common stockholders	$ (0.42)	$ (0.42)
Basic and diluted weighted average number or common shares	12,704,733	12,704,733

	Year ended December 31, 2011	
	As Previously Reported	As Corrected
Cash flows from operating activities:		
Net loss	$ (5,494,000)	$ (5,393,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of deferred financing costs	550,000	436,000
Depreciation and amortization	7,721,000	7,134,000
Straight-line rent amortization	(934,000)	(492,000)
Real estate contingent consideration	1,450,000	535,000
Equity in loss from unconsolidated entities	—	330,000
Bad debt expense	1,706,000	1,706,000
Changes in deferred taxes	(1,110,000)	(1,110,000)
Changes in operating assets and liabilities:		
Tenant and other receivables	508,000	449,000
Deferred costs and other assets	(387,000)	(387,000)
Restricted cash	(391,000)	(324,000)
Prepaid rent and tenant security deposits	613,000	467,000
Payable to related parties	(38,000)	(38,000)
Receivable from related parties	(1,630,000)	(1,630,000)
Accounts payable and accrued liabilities	2,596,000	1,159,000
Net cash provided by operating activities	5,160,000	2,842,000
Cash flows from investing activities:		
Real estate acquisitions	(19,751,000)	(19,751,000)
Additions to real estate	(728,000)	(1,208,000)
Investment in an unconsolidated entity	—	(897,000)
Changes in restricted cash	(527,000)	(527,000)
Development of real estate	(8,430,000)	—
Acquisition deposits	100,000	100,000
Distributions from unconsolidated joint ventures	—	583,000
Net cash used in investing activities	(29,336,000)	(21,700,000)
Cash flows from financing activities:		
Proceeds from issuance of common stock	14,160,000	14,160,000
Redeemed shares	(2,446,000)	(2,446,000)
Proceeds from notes payable	20,054,000	14,561,000
Repayments of notes payable	(800,000)	(800,000)
Payment of real estate earn out costs	(1,000,000)	(1,000,000)
Offering costs	(1,947,000)	(1,947,000)
Deferred financing costs	(326,000)	(275,000)
Distributions paid to stockholders	(4,735,000)	(4,735,000)
Distributions paid to noncontrolling interests	(345,000)	(406,000)
Net cash provided by financing activities	22,615,000	17,112,000
Net (decrease) in cash and cash equivalents	(1,561,000)	(1,746,000)
Cash and cash equivalents – beginning of year	29,819,000	29,718,000
Cash and cash equivalents – end of year	$ 28,258,000	$ 27,972,000

	Year ended December 31, 2011	
	As Previously Reported	As Corrected
Supplemental disclosure of cash flow information:		
Cash paid for interest	$5,677,000	$5,099,000
Supplemental disclosure of non-cash financing and investing activities:		
Distribution declared not paid	814,000	814,000
Distribution reinvested	1,124,000	1,124,000
Accrued promote monetization liability	2,018,000	—
Deferred financing amortization capitalized to real estate development	36,000	—
Assumed construction in progress	588,000	—

	Year ended December 31, 2010	
	As Previously Reported	As Corrected
Cash flows from operating activities:		
Net loss	$ (6,471,000)	$ (6,471,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of deferred financing costs	104,000	104,000
Depreciation and amortization	4,072,000	4,072,000
Straight-line rent amortization	(387,000)	(387,000)
Bad debt expense	35,000	35,000
Changes in operating assets and liabilities:		
Tenant and other receivables	(246,000)	(187,000)
Deposits	(270,000)	
Deferred costs and other assets	—	(274,000)
Restricted cash	(823,000)	(823,000)
Prepaid rent and tenant security deposits	167,000	108,000
Payable to related parties	(301,000)	(301,000)
Receivable from related parties	—	—
Accounts payable and accrued liabilities	1,026,000	1,024,000
Net cash used in operating activities	(3,094,000)	(3,100,000)
Cash flows from investing activities:		
Real estate acquisitions	(53,895,000)	(53,342,000)
Additions to real estate	(121,000)	(121,000)
Development of real estate	(11,872,000)	—
Investments in unconsolidated entities	—	(3,403,000)
Changes in restricted cash	(856,000)	(856,000)
Acquisition deposits	(100,000)	(100,000)
Net cash used in investing activities	(66,844,000)	(57,822,000)
Cash flows from financing activities:		
Proceeds from issuance of common stock	63,792,000	63,792,000
Redeemed shares	(928,000)	(928,000)
Proceeds from notes payable	34,477,000	25,889,000
Repayments of notes payable	(433,000)	(433,000)
Noncontrolling interest contribution	1,069,000	—
Offering costs	(8,827,000)	(8,827,000)
Deferred financing costs	(1,390,000)	(850,000)
Distributions paid to stockholders	(2,888,000)	(2,888,000)
Distributions paid to noncontrolling interests	(15,000)	(15,000)
Net cash provided by financing activities	84,857,000	75,740,000
Net increase in cash and cash equivalents	14,919,000	14,818,000
Cash and cash equivalents – beginning of year	14,900,000	14,900,000
Cash and cash equivalents – end of year	$ 29,819,000	$ 29,718,000

	Year ended December 31, 2010	
	As Previously Reported	As Corrected
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,938,000	$ 1,938,000
Supplemental disclosure of non-cash financing and investing activities:		
Distributions declared not paid	722,000	722,000
Distributions reinvested	2,805,000	2,805,000
Note payable assumed at property acquisition and non-cash equity contribution in connection with real estate acquisition	26,488,000	26,488,000
Accrued real estate development costs	1,679,000	—
Deferred financing amortization capitalized to real estate development	233,000	—
Liabilities assumed at property acquisition	298,000	298,000
Assets contributed by noncontrolling interest	1,880,000	1,880,000
Assumed earn-out at acquisition	1,000,000	1,000,000
Assumed holdback at acquisition	316,000	316,000

	2011	
	As Previously Reported	As Corrected
Retained Earnings (Accumulated Deficit)		
Beginning of period – December 31, 2010	$(11,722,000)	$(11,722,000)
End of period – December 31, 2011	(17,054,000)	(17,054,000)

	2010	
	As Previously Reported	As Corrected
Retained Earnings (Accumulated Deficit)		
Beginning of period – December 31, 2009	$ (5,403,000)	$ (5,403,000)
End of period – December 31, 2010	(11,722,000)	(11,722,000)

The Company notes that certain balances within the consolidated statements of equity for the years ended December 31, 2010 and December 31, 2011 were corrected as a result of the correction of the errors noted above. The noncontrolling interest balance at December 31, 2010 was reported as $2.8 million and has been restated to $1.7 million due to a $1.1 million decrease in the noncontrolling interest contribution, which changed total equity from a reported balance of $82.8 million to a restated balance of $81.7 million. The noncontrolling interest balance at December 31, 2011 was reported as $2.3 million and has been restated to $1.2 million, which changed total equity from a reported balance of $81.9 million to a restated balance of $80.9 million. There were no other changes in the consolidated statement of equity as a result of the correction of the above noted errors.

18. Subsequent Events

Renewal of Advisory Agreement with our Advisor

On January 1, 2013, the Company renewed its advisory agreement with the Advisor. The renewed advisory agreement is effective through December 31, 2013; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days' written notice. The material terms of the renewed advisory agreement are consistent with those of the 2012 Advisory Agreement that was previously in effect.

On February 10, 2013 in connection with entering into the Transition Agreement related to the KKR Equity Commitment, the Company, the operating partnership and the Advisor agreed not to terminate the advisory agreement without the prior consent of the Investor. Furthermore, upon the receipt of certain third party approvals, the Transition Agreement will amend certain provisions of the advisory agreement with the Advisor. Most significantly, these amendments will modify the terms of the subordinated incentive fees to which the

Advisor may be entitled under certain circumstances and will further limit the amount of the fees currently payable under the Advisory Agreement. The terms of the Transition Agreement and the other agreements related to the KKR Equity Commitment described in further detail below and in the Current Report on Form 8-K the Company filed with the SEC on February 12, 2013.

KKR Equity Commitment

On February 10, 2013 (the "Effective Date"), the Company entered into a series of agreements with Sentinel RE Investment Holdings LP (the "Investor"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR") for the purpose of obtaining up to a $150 million equity commitment to be used to finance future real estate acquisitions (such agreements, collectively, the "KKR Equity Commitment"). The terms of the KKR Equity Commitment and the related agreements are described in further detail below and in the Current Report on Form 8-K the Company filed with the SEC on February 12, 2013.

Securities Purchase Agreement

On the Effective date the Company, and its operating partnership Sentio Healthcare Properties OP, L.P. (the "Partnership," and together with the Company, the "Sentio Parties"), and Sentinel RE Investment Holdings LP ("Investor"), entered into a Securities Purchase Agreement (the "Purchase Agreement"). Under the Purchase Agreement, the Sentio Parties may issue and sell to the Investor on a private placement basis from time to time over a period of two years, subject to the Investor's option to extend the period for an additional year (the "Investment Period"), up to $150 million in aggregate issuance amount of shares of newly issued Series A Preferred Stock of the Company (the "Series A Preferred"), newly issued Series C Preferred Stock of the Company (the "Series C Preferred") and newly issued Series B Convertible Preferred Units of the Partnership (the "Series B Preferred Units," and together with the Series A Preferred and the Series C Preferred, the "Securities"). During the Investment Period, the Company may issue up to 1,000 shares of Series A Preferred Shares representing up to an aggregate issuance amount of $100,000 and the Partnership may issue Series B Preferred Units up to an aggregate issuance amount of $149.9 million. Subject to the receipt of stockholder approval for an amendment to the Company's charter (described in further detail below), the Company may issue, in lieu of the Series A Preferred, up to 1,000 shares of Series C Preferred representing up to an aggregate issuance amount of $100,000. The Sentio Parties may issue the Securities to Investor pursuant to put exercise notices up to four times per year in an aggregate amount of up to $75 million per year during the Investment Period. Prior to the initial closing of a put exercise, the Company will be required to obtain certain consents and to file and cause to be made effective articles supplementary designating the terms and preferences of the Series A Preferred (or the Series C Preferred, if issuable at the time of the initial closing) in the form specified in the Purchase Agreement. The Company will also be required to cause the Partnership to amend its agreement of limited partnership in the form specified in the Purchase Agreement.

In conjunction with the execution of the Purchase Agreement, the Sentio Parties paid to Investor a transaction fee of $2 million and are obligated to reimburse the Investor for up to $1 million of its expenses incurred in connection with the Purchase Agreement. Under certain conditions, the Purchase Agreement may be terminated by the Sentio Parties prior to the initial Put Exercise and upon payment of a termination fee. The Purchase Agreement contains customary representations and warranties, covenants, indemnification provisions, and conditions to the funding of Put Exercises for a transaction of this size and type. With limited exceptions, the Company and the Partnership are restricted from issuing securities other than in accordance with the Purchase Agreement while the put rights under the Purchase Agreement are in effect.

To the extent the minimum purchase obligation is not exercised during the term of the commitment, the Sentio Parties will be required to pay a premium to the Investor calculated and payable annually as 5% of the difference between $35 million and the amount drawn in each of the first two years of the commitment, and if the commitment is extended for a third year, 5% of the difference between the lesser of the remaining amount of the commitment and $50 million and the amount exercised. No put premium will be payable on the anniversary of a year in which Investor vetoed more than one Approved Acquisition.

The terms of the Purchase Agreement require the Company to propose to its stockholders at its 2013 annual stockholder meeting an amendment to its charter as specified in the Purchase Agreement (the "Charter Amendment"). If the Charter Amendment is approved by a majority of the Company's stockholders at the

Company's 2013 annual stockholder meeting, the Company will issue the Series C Preferred to Investor in lieu of the Series A Preferred Shares and will exchange any outstanding shares of Series A Preferred for shares of Series C Preferred on a one-for-one basis. If the Charter Amendment is not approved at the 2013 annual meeting, the Company is required to repropose the Charter Amendment at subsequent annual meetings. The Purchase Agreement also requires the Company's board of directors (the "Board"), 30 days following the Effective Date, to act to increase the size of the Board from seven to nine member and to fill the vacancies created thereby with two directors selected by the Investor. The Company will also, at Investor's sole election, add one additional director (for a total of ten directors), which director will also be selected by the Investor.

Series A and Series C Preferred

The Series A Preferred and the Series C Preferred, will rank senior to the Company's common stock with respect to dividend rights and rights on liquidation. The holders of the Series A Preferred and the Series C Preferred will be entitled to receive dividends, as and if authorized by the Board out of funds legally available for that purpose, at an annual rate equal to 3%.

The holders of the Series A Preferred will have the right, as a class, (1) at any time the Board is comprised of nine or fewer directors and the Investor's aggregate interest in the Company and the Partnership represents, considered on an as-converted basis, is less than 40% of the number of shares of the Company's common stock then outstanding (such interest, the "Investor's Proportionate Interest"), to elect a total of two members to the Board (including the directors elected pursuant to the Company's obligations under the Purchase Agreement described above), (2) if the Board is comprised of ten or more directors and the Investor's Proportionate Interest is less than 40%, to elect directors representing 30% of the Board, (3) If the Investor's Proportionate Interest is 40% or more, but less than 50.01%, to elect directors representing 40% of the Board, and (5) If the Investor's Percentage is 50.01% or more, to elect directors representing 60% of the Board. As a holder of Series A Preferred or Series C Preferred, Investor will also have the right to (a) consent to any sale, merger, listing of stock, or other liquidation transaction proposed by the Sentio Parties before January 1, 2018; (b) consent to any other proposed action that requires stockholder approval, excluding the election of directors, if Investor's Proportionate Interest, is equal to or greater than 30%; (c) require that either (i) the Series A Preferred and Series B Preferred Units be repurchased by the Sentio Parties if a proposed merger, listing, or liquidation event is approved by the Company's board of directors, but is not approved by the Company's stockholders; or (ii) require that the Series C Preferred Shares and Series B Preferred Units be repurchased by the Sentio Parties if a merger, listing, or liquidation event initiated by Investor after June 30, 2017 is not approved by the Company's stockholders.

If issued, the holder of each Series C Preferred will have the right to one vote for each share of As-Converted Common Stock (defined below) held by such holder and its affiliates and with respect to such vote, such holder will have full voting rights and powers equal to the voting rights and powers of the holders of the Company's common stock, and shall be entitled to vote, together with holders of common stock as a single class, with respect to any question upon which holders of common stock have the right to vote, with certain limited exceptions. "As-Converted Common Stock" means, as of any determination date and with respect to any holder, the number of shares of Common Stock then held by such holder and its affiliates after giving effect to the conversion or exchange, in accordance with their terms, of any and all securities then convertible or exchangeable, directly or indirectly, into common stock.

Form of Amended Partnership Agreement

Prior to the first investment by Investor pursuant to the Purchase Agreement, the Company, an affiliate of the Company and Investor will enter a Second Amended and Restated Limited Partnership Agreement of the Partnership (the "Amended Partnership Agreement") in the form specified in the Purchase Agreement. The Amended Partnership Agreement will authorize the issuance of the Series B Preferred Units to Investor. The Series B Preferred Units will rank senior to the Partnership's common units with respect to distribution rights and rights on liquidation. The Series B Preferred Units will receive cash distributions at an annual rate equal to 7.5% in preference to any distributions paid to common units. If the Partnership is unable to pay cash distributions, distributions will be paid in kind at an annual rate of 10%. After payment of the preferred distributions, additional distributions will be paid first to the common units until they have received an aggregate return of 7.5% per unit in annual distributions from the Effective Date, and thereafter to the common units and Series B Preferred Units pro rata. In the event of a liquidation of the Partnership, Investor would receive an amount equal to the greater of (a) the amount paid to acquire securities under the Purchase Agreement plus all accrued and unpaid distributions or (b) the amount Investor would be entitled to receive in the transaction if the Series B Preferred Units were converted into common units of the Partnership (excluding any unpaid distribution to holders of common units, to which the holders of common units alone are entitled).

Each Series B Preferred Unit will have an initial issuance value of $100.00 per unit and will be convertible into a number of common units of Partnership interest equal to the issuance value of such Series B Preferred Unit divided by the applicable conversion price as determined in accordance with the terms of the Amended Partnership Agreement. The initial conversion price is $10.02. Investor may exchange common units for shares of the Company's common stock, at an initial exchange factor of 1 to 1, subject to proportional adjustment for stock splits, stock dividends, cash dividends, merger, recapitalizations and other similar events by the Company or the Partnership. The Investor may be limited in its ability to exchange common units to the extent that Investor's ownership of common stock would not cause the Company to fail to qualify as a REIT under the Internal Revenue Code, as amended. The Partnership Agreement will require that the Company and the Partnership receive Investor's consent before taking any of the following, and various other, actions: (1) declare bankruptcy, voluntarily dissolve, liquidate or wind up the Company, the Partnership or any of their subsidiaries, (2) effect any business combination transaction, acquisition, sale, or investment by or involving the Company or any of its subsidiaries that involves aggregate consideration of $1 million or more, except for Approved Acquisitions, for a five year period commencing upon the Effective Date; and (3) enter into any joint venture, partnership or similar arrangement which has a value or requires contributions in excess of $1 million, other than joint ventures or other arrangements in conjunction with Approved Acquisitions, for a five year period commencing upon the Effective Date. However, the Company and the Partnership may initiate any of the transactions set forth above before five years have elapsed if the Partnership elects to redeem Investor's outstanding Series B Preferred Units at a redemption price, at the Investor's option of either (A) an aggregate amount that would constitute the greater of (1) at least a 20% internal rate of return on Investor's invested capital, (2) the amount of Investor's invested capital multiplied by 1.5, or (3) the amount of Investor's invested capital plus $15 million, or (B) (i) an amount that would constitute the greater of (x) at least a 12% internal rate of return on Investor's invested capital (y) the amount of Investor's invested capital multiplied by 1.35, or (z) the amount of Investor's invested capital plus $10 million, plus (ii) a 10-year warrant to purchase from time to time the number of shares of the Company's common stock underlying the outstanding Series B Preferred Units at the time of the redemption.

Investor Rights Agreement

On the Effective Date, the Company, the Partnership, and Investor entered into an Investor Rights Agreement (the "Investor Rights Agreement") that provides Investor, its affiliates and their respective permitted transferees with certain rights as a holder of Series A Preferred Shares, Series C Preferred Shares, and Series B Preferred Units. More specifically, the Investor Rights Agreement provides such holders with preemptive rights to participate in future equity issuances by the Company, subject to customary exceptions. Additionally, the Investor Rights Agreement contains certain significant minority protections that, among other things, require the holders' consent before taking any of the following actions: (1) redeem or repurchase any equity security junior to the Series A Preferred Shares, Series C Preferred Shares or Series B Preferred Units; (2) enter into a material transaction with an affiliate; (3) declare, pay or set aside for payment any extraordinary dividend on the Company's common stock, except in connection with a sale of the Sentio Parties pursuant to the terms of the Investor Rights Agreement (however, this limitation does not prevent the Company from paying regular quarterly distributions on its shares of common stock such that those shares receive up to a 7.5% cumulative annual return commencing from the Effective Date); (4) effect any recapitalization, stock split, share exchange or non-pro rata distribution with respect to the capital stock of the Company or any of its subsidiaries; and (5) increase the size of the Company's board of directors unless such increase results in a pro-rata increase in the number of directors selected by the holders. Under the Investor Rights Agreement, the Sentio Parties are also prohibited from incurring indebtedness other than property-level mortgage refinancing, provided that (a) the resulting mortgage debt for a property will not exceed 60% of the loan to value of such property, (b) the resulting mortgage debt will not cause the Company's overall leverage to exceed 60% loan to value, and (c) the resulting mortgage debt will not have recourse (other than bad boy carve-outs) to any entity or asset other than the specific property securing the mortgage (except recourse is permitted if it is on a short-term basis). The Company may, however, incur indebtedness in connection with the acquisition of Approved Acquisitions under the Purchase Agreement. The Investor Rights Agreement contains customary covenants for a transaction of this type, including a covenant that requires the Company to provide certain financial information to Investor on a regular basis so long as Investor holds $20 million or more in liquidation price of Series B Preferred Units.

The Investor Rights Agreement includes standstill provisions prohibiting the Investor from acquiring additional securities of the Company or the Partnership other than in accordance with the to the Purchase Agreement (subject to the pre-emptive rights described above) until three years after the Effective Date. The Investor Rights Agreement contains customary registration rights requiring the Company to register the shares of Series A Preferred Shares, Series C Preferred Shares and common stock held by Investor as a result of exchange of its Series B Preferred Units, for resale to the public from time to time, in defined circumstances and within defined deadlines as set forth in the Investor Rights Agreement. The Company is also required, upon demand by the Investor in accordance with the Investor Rights Agreement, to register one or more primary offerings of newly issued common stock and to use the proceeds from such offering to redeem partnership units held by the Investor. Beginning on July 1, 2017, Investor, at its sole option, will have the ability to cause the Sentio Parties to initiate a listing of the Company's common stock, a sale of the Company, or a process to sell all or substantially all of the Sentio Parties' assets (the "Liquidity Right"). Upon receiving notice from Investor of its election to exercise the Liquidity Right, the Company will use commercially reasonable efforts to execute such an event. In the event that Investor elects to cause the Company to initiate a liquidation event and either (i) the Board does not approve such liquidation event or (ii) the Company's stockholders reject the liquidation event proposed by the Board, the Company will be required to redeem the Series A Preferred Shares or Series C Preferred Shares held by Investor at a price equal to the amount Investor would have received had the liquidation event taken place. However, if the Company lists its common stock in accordance with certain criteria (a "Qualified Listing") prior to the exercise of the Liquidity Right, the Board may elect within a 60 day period following such Qualified Listing to terminate the Liquidity Right, provided that in connection with such termination, the Company will redeem, and cause the Partnership to redeem, all of the outstanding Preferred Shares and Series B Convertible Preferred Units held by the Investor and its Affiliates on the later to occur of (i) the sixth anniversary of the Effective Date and (ii) the third anniversary of the first trading day of the Qualified Listing, for a redemption price in cash equal to the applicable liquidation preference thereof (as defined in the applicable articles supplementary or the Amended Partnership Agreement) together with any accrued and unpaid dividends or distributions thereon. Notwithstanding the foregoing, if, following any Qualified Listing and prior to the date of the redemption, the Company fails to maintain the listing continuously, the Liquidity Right will be immediately reinstated on the same terms as described above. On and after delivery of notice of the exercise of the Investor Liquidity Right to cause a listing, the Investor will no longer have any right to subsequently exercise the Investor Liquidity Right; provided that, the Investor Liquidity Right will be immediately reinstated if (i) if the listing demanded is not consummated within the 90 day period following the exercise and the Investor directs the Company in writing to abandon the proposed listing or (ii) the Company fails to maintain continuously the listing.

Transition to Internal Management Agreement

On the Effective Date, the Company, the Partnership, the Investor, and our advisor, Sentio Investments, LLC (the "Advisor") entered into the Transition to Internal Management Agreement (the "Transition Agreement"). The Transition Agreement provides, following the satisfaction of certain conditions, for the amendment of the advisory agreement between the Company and the Advisor (the "Advisory Agreement") and sets forth the terms for a transition to an internal management structure for the Company. The Transition Agreement was approved by the Company's Board of Directors and the Independent Directors Committee. The Independent Directors Committee was advised in connection with the Transition Agreement and the other transactions contemplated by the Purchase Agreement by independent financial adviser Robert A. Stanger & Co., Inc.

The Transition Agreement requires that, unless the parties agree otherwise or certain third party consents cannot be obtained in time, the existing external advisory structure will remain in place upon substantially the same terms as currently in effect for a period of two years from the Effective Date, upon which time the advisory function will be internalized in accordance with procedures set forth in the Transition Agreement. Under certain circumstances, the external advisory structure could be retained for up to four years from the Effective Date, subject to annual renewals of the Advisory Agreement in accordance with the requirements of the Company's governing documents, at the end of which time the advisory function will be internalized in accordance with the Transition Agreement.

The Transition Agreement limits the amount of the fees currently payable under the Advisory Agreement. Specifically notwithstanding the provisions of the Advisory Agreement, acquisition fees, financing coordination fees, asset management fees, property management and leasing fees, and disposition fees payable under the Advisory Agreement will be limited to (1) $3.2 million plus an excess amount of $3.2 million (the "Excess Amount") during the one-year period from the Effective Date, and (2) $3.2 million plus any remaining portion of the Excess Amount during the period from the first to the second anniversary of the Effective Date. The maximum aggregate amount of such fees payable to the Advisor during this period under the caps will be $9.6 million (the "Maximum Fee Amount"). In addition, in the event the existing external advisory structure is extended a third or a fourth year following the Effective Date, similar limits will apply to the aggregate fees the Advisor can earn during those periods, subject to proration if an Internalization occurs during the course of the third or fourth term (the "Maximum Extension Fee Amount").

Upon the satisfaction of certain conditions, the Transition Agreement will effect amendments to the Advisory Agreement to modify the terms of the subordinated incentive fees to which the Advisor may be entitled under certain circumstances. Specifically, in lieu of subordinated cash fees that the Advisor could be entitled to in certain circumstances under the current Advisory Agreement, the amendments convert a substantial portion of these amounts (i) to be payable in common stock, (ii) to be calculated based only upon returns on shares of common stock outstanding prior to the Effective Date, and (iii) to be determined and paid upon the third anniversary of the Effective Date (or, if the Internalization is delayed, upon the first anniversary of the Internalization).

Upon the internalization date established pursuant to the Transition Agreement, the Company will acquire of all of the Advisor's assets that are reasonably necessary for the management and operation of the Company's business (an "Internalization"). If the Internalization occurs immediately following the second anniversary of the Effective Date, then the consideration payable to the Advisor upon Internalization will be any remaining portion of the Maximum Fee Amount, if any, not previously paid to the Advisor. If the Internalization Date is delayed under certain circumstances and the Internalization occurs during the third or the fourth year following the Effective Date, then the consideration payable to the advisor upon Internalization will be the remaining portion of the Maximum Fee Amount and Maximum Extension Fee Amount, if any, not previously paid to the Advisor (subject to proration for a partial term). On or prior to the Internalization Date, the Advisor will facilitate the Company's efforts to hire the employees of the Advisor. With the exception of certain key persons, the Company will be required to enter into employment agreements based upon market terms established in consultation with an independent compensation consultant. The Investor will have the right to consent to the Company's hiring of all key personnel.

The foregoing summary descriptions of the Purchase Agreement (including the terms of the Series A and Series C Preferred Shares and the Form of Amended Partnership Agreement), the Investor Rights Agreement and the Transition to Internal Management Agreement are qualified in their entirety by reference to the definitive agreements, copies of which were filed with the Company's Current Report on Form 8-K filed with the SEC on February 12, 2013; and are incorporated herein by reference.

SENTIO HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES
Schedule III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012

		Initial Cost			Gross Amount Invested						
Description	**Encumbrances**	**Land**	**Building & Improv.**	**Costs Capitalized Subsequent to Acquisition**	**Land**	**Building and Improv.**	**Total**	**Accumulated Depreciation**	**Date of Construct**	**Date Acquired**	**Life on which Depreciation in Latest Income Statement is Computed**
Amber Glen . . .	$ 8,620,000	$ 546,000	$ 11,874,000	$ 1,000	$ 546,000	$ 11,875,000	$. 12,421,000	$ 104,000	2006	08/31/12	39 years
Caruth Haven Court	9,677,000	4,256,000	13,986,000	221,000	4,256,000	14,207,000	18,463,000	1,543,000	1999	01/22/09	39 years
The Oaks Bradenton . .	4,069,000	390,000	2,818,000	5,000	390,000	2,823,000	3,213,000	279,000	1996	05/01/09	39 years
GreenTree	3,841,000	714,000	3,717,000	37,000	714,000	3,754,000	4,468,000	305,000	1998	12/30/09	39 years
Mesa Vista Inn Health Center San	6,926,000	2,010,000	10,430,000	—	2,010,000	10,430,000	12,440,000	823,000	2008	12/31/09	39 years
Mill Creek . . .	8,321,000	825,000	10,503,000	—	825,000	10,503,000	11,328,000	91,000	2006	08/31/12	39 years
Rome LTACH Project	13,385,000	—	18,311,000	—	—	18,311,000	18,311,000	1,098,000		01/12/10	39 years
Sugar Creek . . .	7,810,000	567,000	10,473,000	—	567,000	10,473,000	11,040,000	94,000	2007	08/31/12	39 years
Oakleaf Village Portfolio . . .											
Oakleaf Village at Lexington .	9,361,000	1,767,000	10,768,000	83,000	1,767,000	10,851,000	12,618,000	776,000	1999	04/30/10	39 years
Oakleaf Village at Greenville .	8,069,000	1,351,000	9,770,000	42,000	1,351,000	9,812,000	11,163,000	705,000	2001	04/30/10	39 years
Global Rehab Inpatient Rehab Facility	7,349,000	2,004,000	10,368,000	—	2,004,000	10,368,000	12,372,000	659,000	2008	08/19/10	39 years
Terrace at Mountain Creek	8,720,000	1,880,000	6,070,000	203,000	1,880,000	6,273,000	8,153,000	409,000	1995	09/03/10	39 years
Hedgcoxe	5,574,000	1,580,000	6,388,000	66,000	1,580,000	6,454,000	8,034,000	433,000	2008	12/22/10	38 years
Hudson Creek . .	7,971,000	543,000	10,053,000	—	543,000	10,053,000	10,596,000	90,000	2006	08/31/12	39 years
River's Edge of Yardley	6,459,000	860,000	3,010,000	197,000	860,000	3,207,000	4,067,000	196,000	1996	12/22/10	25 years
Carriage Court of Hilliard . .	13,751,000	1,580,000	12,180,000	87,000	1,580,000	12,267,000	13,847,000	678,000	1998	12/22/10	31 years
Forestview Manor	8,720,000	1,320,000	8,035,000	39,000	1,320,000	8,074,000	9,394,000	512,000	2002	1/14/11	39 years
Woodland Terrace at the Oaks	6,277,000	1,000,000	7,148,000	113,000	1,000,000	7,261,000	8,261,000	356,000	1996	4/14/11	39 years
Totals	$144,900,000	$23,193,000	$165,902,000	$1,094,000	$23,193,000	$166,996,000	$190,189,000	$9,151,000			

The changes in total real estate for the three years ended December 31, 2012 are as follows.

	Cost	Accumulated Depreciation
Balance at December 31, 2010	$108,111,000	$1,786,000
2011 Acquisitions	17,941,000	2,867,000
2011 Disposals	—	—
Balance at December 31, 2011	$126,052,000	$4,653,000
2012 Acquisitions	64,137,000	4,498,000
2012 Disposals	—	—
Balance at December 31, 2012	$190,189,000	$9,151,000

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENTIO HEALTHCARE PROPERTIES, INC.

By: /s/ SHARON C. KAISER

SHARON C. KAISER
Chief Financial Officer, Treasurer and Secretary
Date: March 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 27, 2013.

Name	Title
/s/ John Mark Ramsey John Mark Ramsey	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Sharon C. Kaiser Sharon C. Kaiser	Chief Financial Officer Treasurer and Secretary (Principal Financial and Accounting Officer)
/s/ Steven M. Pearson Steven M. Pearson	Director
/s/ James M. Skorheim James M. Skorheim	Director
/s/ Barry A. Chase Barry A. Chase	Director
/s/ William Bloomer William Bloomer	Director
/s/ Romeo Cefalo Romeo Cefalo	Director
/s/ Ronald Shuck Ronald Shuck	Director

Ex.	Description
3.1	Articles of Amendment and Restatement of the Registrant, as amended on December 29, 2009 and January 24, 2012 (incorporated by reference to Exhibit 3.1 to the Registrant's annual report on Form 10-K for the year ended December 31, 2011).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's current report on Form 8-K filed January 25, 2012).
3.3	Amended and Restated Limited Partnership Agreement of Sentio Healthcare Properties OP, L.P., dated January 25, 2012.
4.1	Subscription Agreement (incorporated by reference to Appendix A to the Registrant's prospectus filed on February 7, 2011).
4.2	Statement regarding restrictions on transferability of the Registrant's shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-139704) filed on June 15, 2007 ("Pre-Effective Amendment No. 2").
4.3	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix B to the Registrant's prospectus filed on February 7, 2011).
10.1	Advisory Agreement dated as of December 22, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed December 22, 2011).
10.2	Advisory Agreement dated as of January 1, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed January 7, 2013).
10.3	Multifamily Loan and Security Agreement by and Between Forestview Manor, LLC, and KeyCorp Real Estate Capital Markets, Inc., dated June 11, 2012 with Schedule disclosing other essentially similar Loan and Security Agreements (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed June 14, 2012).
10.4	Purchase and Sale Agreement dated as of May 7, 2012 by and among Sentio Leah Bay, LLC, as Buyer, and Urbana Care Group LLC, Springfield Care Group LLC, Bryan Care Group, LP and Erwin Family Properties I, L.L.C., as Seller, and Fidelity National Title Agency, Inc., as Escrow Agent. (incorporated by reference to Exhibit 10.2 to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2012).
10.5	First Amendment dated as of June 21, 2012 to Purchase and Sale Agreement dated as of May 7, 2012 by and among Sentio Leah Bay, LLC, as Buyer, and Urbana Care Group LLC, Springfield Care Group LLC, Bryan Care Group, LP and Erwin Family Properties I, L.L.C., as Seller, and Fidelity National Title Agency, Inc., as Escrow Agent (incorporated by reference to Exhibit 10.3 to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2012).
10.6	Second Amendment dated as of July 25, 2012 to Purchase and Sale Agreement dated as of May 7, 2012 by and among Sentio Leah Bay, LLC, as Buyer, and Urbana Care Group LLC, Springfield Care Group LLC, Bryan Care Group, LP and Erwin Family Properties I, L.L.C., as Seller, and Fidelity National Title Agency, Inc., as Escrow Agent (incorporated by reference to Exhibit 10.1 to the Registrant's quarterly report on Form 10-Q for the quarterly period ended September 30, 2012).
10.7	Assignment and Assumption of Purchase and Sale Agreement dated as of June 28, 2012 by and between Sentio Leah Bay LLC and Sentio Leah Bay Portfolio LLC (incorporated by reference to Exhibit 10.4 to the Registrant's quarterly report on Form 10-Q for the quarterly period ended June 30, 2012).
10.8	Amended and Restated Limited Liability Company Agreement of Sentio Leah Bay Portfolio, LLC, a Delaware limited liability company, by and between Sentio Leah Bay, LLC, a Delaware limited liability company, as a member and Erwin Family Properties I, LLC, a Washington limited liability company, as a member, dated August 31, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed September 6, 2012).

Ex.	Description
10.9	Limited Liability Company Agreement of Sentio Leah Bay TRS Portfolio, LLC, a Delaware limited liability company, by and between Sentio Leah Bay TRS, LLC, a Delaware limited liability company, as a member and Erwin Family Properties I, LLC, a Washington limited liability company, as a member, dated August 31, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K filed September 6, 2012).
10.10	Assumption and Release Agreement dated August 31, 2012 by and among Urbana Care Group, LLC, Craig Spaulding, Amber Glen Landlord, LLC and Jerry Erwin Associates, Inc., with Schedule disclosing other essentially similar Assumption and Release Agreements (incorporated by reference to Exhibit 10.3 to the Registrant's current report on Form 8-K filed September 6, 2012).
10.11	Subordination, Assignment and Security Agreement August 31, 2012 by and between Amber Glen Landlord, LLC, Fannie Mae, Amber Glen TRS, LLC and Jerry Erwin Associates, Inc., with Schedule disclosing other essentially similar Subordination, Assignment and Security Agreements (incorporated by reference to Exhibit 10.4 to the Registrant's current report on Form 8-K filed September 6, 2012).
10.12	Securities Purchase Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed February 12, 2013).
10.13	Investor Rights Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K filed February 12, 2013).
10.14	Transition to Internal Management Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.3 to the Registrant's current report on Form 8-K filed February 12, 2013).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registrant's annual report on Form 10-K for the year ended December 31, 2011).
16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated September 11, 2012 (incorporated by reference to Exhibit 16.1 to the Registrant's current report on Form 8-K filed September 11, 2012).
21.1	List of Subsidiaries (filed herewith).
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
*101.INS	XBRL Instance Document
*101.SCH	XBRL Taxonomy Extension Schema Document
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections

Exhibit 31.1

CERTIFICATIONS

I, John Mark Ramsey, certify that:

1. I have reviewed this annual report on Form 10-K of Sentio Healthcare Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2013

/s/ JOHN MARK RAMSEY

John Mark Ramsey
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Sharon C. Kaiser, certify that:

1. I have reviewed this annual report on Form 10-K of Sentio Healthcare Properties, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2013

/s/ SHARON C. KAISER

Sharon C. Kaiser
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. Sec.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

John Mark Ramsey and Sharon C. Kaiser, do each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his or her knowledge, the Annual Report of Sentio Healthcare Properties, Inc. on Form 10-K for the twelve month period ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of Sentio Healthcare Properties, Inc.

Date: March 27, 2013

/s/ JOHN MARK RAMSEY

John Mark Ramsey
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 27, 2013

/s/ SHARON C. KAISER

Sharon C. Kaiser
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal
Accounting Officer)



Shareholder Information

BOARD MEMBERS

William Bloomer
CHAIRMAN
WICHITA, KANSAS

James Skorheim
AUDIT COMMITTEE CHAIRMAN
LAGUNA NIGUEL, CALIFORNIA

John Mark Ramsey
PRESIDENT & CEO
ORLANDO, FLORIDA

Billy Butcher
NEW YORK, NEW YORK

Romeo Cefalo
BOISE, IDAHO

Barry Chase
SHERMAN OAKS, CALIFORNIA

Daniel Decker
PEBBLE BEACH, CALIFORNIA

Steven Pearson
IRVINE, CALIFORNIA

Ronald Shuck
TARPON SPRINGS, FLORIDA

EXECUTIVE OFFICES

Sentio Healthcare Properties, Inc

189 S. Orange Avenue, Suite 1700

Orlando, Florida 32801

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

Orlando, Florida

TRANSFER AGENT

Phoenix American Financial Services, Inc

2401 Kerner Blvd.

San Rafael, CA 94901

ANNUAL MEETING

The annual meeting of the shareholders of Sentio Healthcare Properties will be held at our office on May 20, 2013 at 10:00 a.m.

2012 Form 10-K Exhibits

Stockholders may obtain exhibits to the 2012 Form 10-K for free by visiting the Company's website at www.sentiohealthcareproperties.com. Stockholders may also obtain hard copies of exhibits to the 2012 Form 10-K by writing to Sentio Healthcare Properties, 189 S. Orange Avenue, Suite 1700, Orlando 32801. The Company will charge a reasonable fee for furnishing such hard copy exhibits, which will be limited to the cost of copying and mailing the requested exhibit(s).



SENTIO
HEALTHCARE
PROPERTIES